Exhibit 99.2

SERIES A NOTES AND COMMON SHARE PURCHASE AGREEMENT

This SERIES A NOTES AND COMMON SHARE PURCHASE AGREEMENT, dated as of June 25, 2021 (this “Agreement”), is entered into by and among AKUMIN INC., a corporation amalgamated under the Business Corporations Act (Ontario) (the “Company”), AKUMIN CORP., a Delaware corporation and wholly-owned indirect subsidiary of the Company (“Akumin Corp”), and STONEPEAK MAGNET HOLDINGS LP, a Delaware limited partnership (the “Purchaser”).

WHEREAS, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, the Purchased Shares and the Warrants (each as defined below), in accordance with the provisions of this Agreement;

WHEREAS, the Company has agreed to provide the Purchaser with certain registration rights with respect to the Purchased Shares and the Warrant Shares (each, as defined below);

WHEREAS, the Purchaser has agreed to fund certain amounts to Akumin Corp up to the Commitment Cap minus the Common Share Purchase Price in exchange for one or more Series A Notes in accordance with the terms of this Agreement and the Series A Notes;

WHEREAS, the Company will receive a substantial benefit from the Purchaser’s subscription of Series A Notes of Akumin Corp; and

WHEREAS, on the date hereof and as a condition to the willingness of the Company to enter into this Agreement, Stonepeak Infrastructure Fund IV LP, a Delaware limited partnership (the “Commitment Party”) and the Purchaser have entered into a commitment letter in favor of the Purchaser (the “Commitment Letter”) and to which the Company and Akumin Corp are third party beneficiaries, pursuant to which, among other things, the Commitment Party is committing, on the terms and subject to the conditions set forth in the Commitment Letter, to invest in the Purchaser the amounts set forth therein to be used for the purposes set forth therein.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01 Definitions. As used in this Agreement, the following terms have the meanings indicated:

“2020 Revolving Credit Agreement” means that certain Revolving Credit Agreement, dated as of November 2, 2020, among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto and BBVA USA.

“Acquisition Agreement” means that certain Share Purchase Agreement, dated as of the date hereof, by and among Akumin Corp., a Delaware corporation, Alliance HealthCare Services Inc., a Delaware corporation, Thaihot Investment Company US Limited, a Delaware corporation and Thaihot Investment Co., LTD.

“Acquisition Share Consideration” means the share consideration issuable to the seller under the terms of the Acquisition Agreement.

“Additional Senior Notes” has the meaning specified in Section 2.01(b).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, for purposes of this Agreement, (a) the Company Entities, on the one hand, and the Purchaser and its Affiliates, on the other, shall not be considered Affiliates and (b) any fund or account managed, advised or subadvised, directly or indirectly, by the Purchaser or its Affiliates, shall be considered an Affiliate of the Purchaser.

“Agreement” has the meaning specified in the introductory paragraph of this Agreement.

“AKU SEC Documents” means the forms, registration statements, reports, schedules and statements filed by the Company under the Exchange Act or the Securities Act, as applicable.

“AKU CSC Documents” means all information filed by or on behalf of the Company and its predecessor entities with any of the Canadian Securities Commissions in compliance, or intended compliance, with any applicable securities Laws, in each case publicly available on the SEDAR website, other than public information or disclosures that have been modified or superseded by subsequent public information or disclosures by the Company, to the extent so modified or superseded.

“Akumin Corp” has the meaning specified in the introductory paragraph of this Agreement.

“Appraiser” has the meaning specified in Section 2.02.

“Backstop Commitment” means Commitment Cap minus the Minimum Purchase Price

. “Backstop Draw Amount” has the meaning specified in Section 2.01(a)(ii).

“Base Series A Note Amount” has the meaning specified in Section 2.01(a).

“Board Director/Observer Agreement” means the Board Representation and Observation Rights Agreement to be entered into at the Initial Closing between the Company and the Purchaser in substantially the form attached hereto as Exhibit E.

“Business Day” means any day other than a Saturday, Sunday, any federal legal holiday or day on which banking institutions in the State of New York and the city of Toronto are authorized or required by Law or other governmental action to close.

“Canadian Securities Commissions” means the securities commissions or similar regulatory authorities in each of the provinces of Canada other than Quebec.

“Canadian Securities Laws” means all applicable securities Laws in the provinces of Canada other than Quebec and the applicable rules and regulations under such Laws, together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and blanket rulings of the Canadian Securities Commissions.

“Closing” means the consummation of any purchase and sale of Series A Notes, Purchased Shares and Warrants hereunder.

“Closing Date” means the date on which a Closing occurs.

“Commission” means the United States Securities and Exchange Commission.

“Commitment Cap” means $686,000,000, being an amount net of the Transaction Fee.

“Commitment Letter” has the meaning specified in the Recitals.

“Commitment Party” has the meaning specified in the Recitals.

“Common Share Per Share Purchase Price” has the meaning specified in Section 2.01(a)(i).

“Common Share Purchase Price” has the meaning specified in Section 2.01(a)(i).

“Common Shares” means common shares without par value in the Company.

“Company” has the meaning specified in the introductory paragraph of this Agreement.

“Company Data” means all confidential data, information, and data compilations contained in the IT Systems or any databases of the Company Entities, including Personal Data, that are used by, or necessary to the business of, the Company Entities.

“Company Entities” means, collectively, the Company and its Subsidiaries.

“Company Privacy Policies” means any (a) internal or external data protection, data usage, privacy and security policies of the Company Entities, (b) public statements, representations, obligations, promises, commitments relating to privacy, security, or the Processing of Personal Data, and (c) policies and obligations applicable to any of the Company Entities as a result of any certification relating to privacy, security, or the Processing of Personal Data.

“Company Public Documents” means the AKU SEC Documents and the AKU CSC Documents.

“Company Related Parties” has the meaning specified in Section 6.02.

“Compliance Program” has the meaning specified in Section 3.28(c).

“Confidentiality Agreement” means the confidentiality agreement, dated as of June 2, 2021, by and between the Company and Stonepeak Partners LP, as may be amended from time to time.

“Consent” has the meaning specified in Section 3.14.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, deed of trust, loan, instrument, lease, license, commitment or other arrangement, understanding, undertaking, commitment or obligation, whether written or oral.

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“Data Processor” means a natural or legal Person, public authority, agency or other body that Processes Personal Data on behalf of or at the direction of any of the Company Entities.

“Drop-Dead Date” means the date that is 210 days after the date of this Agreement.

“Environmental Law” means any and all Laws or other binding requirements relating to health, safety or the protection, cleanup or restoration of the environment or natural resources, including civil responsibility for acts or omissions with respect to the environment or natural resources.

“Environmental Proceedings” has the meaning specified in Section 3.24.

“ERISA” has the meaning specified in Section 3.25.

“Exchange Act” means the Securities Exchange Act of 1934.

“GAAP” means generally accepted accounting principles in the United States of America as of the date hereof; provided that for the financial statements of the Company prepared as of a certain date, GAAP referenced therein shall be GAAP as of the date of such financial statements.

“Governmental Authority” means, with respect to a particular Person, any country, state, province, county, city and political subdivision in which such Person or such Person’s Property is located or which exercises valid jurisdiction over any such Person or such Person’s Property, and any court, agency, department, commission, board, bureau or instrumentality of any of them and any monetary authority which exercises valid jurisdiction over any such Person or such Person’s Property. Unless otherwise specified, all references to Governmental Authority herein with respect to the Company mean a Governmental Authority having jurisdiction over the Company Entities or any of their respective Properties.

“Growth Capital” has the meaning specified in Section 2.01(c).

“Growth Capital Notice” has the meaning specified in Section 2.01(c).

“Growth Capital Commitment” has the meaning specified in Section 2.01(c).

“Growth Capital Commitment Period” has the meaning specified in Section 2.01(c). “GSA” has the meaning specified in Section 3.28(b).

“Hazardous Materials” means any material (including pollutants, contaminants, hazardous or toxic substances or wastes) that is regulated by or may give rise to liability under any Environmental Law.

“Health Care Laws” means all applicable Laws of any Governmental Authority relating to the regulation, marketing, provision, sale, promotion, use, administration of, or payment for health care items or services, including the following: (a) the Federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the Federal Civil False Claims Act, 31 U.S.C. §§ 3729-3733; the Federal Criminal False Claims Act, 18 U.S.C. § 287; the False Statements Relating to Health Care Matters law, 18 U.S.C. § 1035; the federal Beneficiary Anti-Inducement Statute, 42 U.S.C. § 1320a- 7a(a)(5); All Payor Fraud Statute, 18 U.S.C. § 1347; 38 U.S.C. § 7332 et seq.; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Federal Health Care Program Exclusion Laws, 42 U.S.C. § 1320a-7; or similar state or local statutes or regulations; (b) Health Insurance Portability and Accountability Act of 1996, as amended by the HITECH Act and the HIPAA Final Omnibus Rule issued on January 17, 2013 (collectively, “HIPAA”); (c) Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), the Children’s Health Insurance Program (CHIP) (Title XXI of the Social Security Act), TRICARE (10 U.S.C. § 1071 et seq.) or other federal and state healthcare programs; (d) the Public Health Service Act (42 U.S.C. § 201 et seq.); (e) the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, including provisions governing the “meaningful use” of electronic health records, 42 C.F.R. Part 495; and (f) all coding, billing (including physician supervision and documentation requirements), and return of overpayment requirements related to or arising from the Laws described in each of clauses (a) through (e) above.

“IFRS” means the International Financial Reporting Standards in effect as of the date hereof; provided that for the financial statements of the Company prepared as of a certain date, IFRS referenced therein shall be IFRS as of the date of such financial statements.

“Indemnified Party” has the meaning specified in Section 6.03(b).

“Indemnifying Party” has the meaning specified in Section 6.03(b).

“Indenture” means that certain Indenture governing the Senior Secured Notes due 2025, dated as of November 2, 2020 and that certain First Supplemental Indenture, dated as of February 11, 2021, as may be further amended from time to time.

“Industry Competitor” means any Person that is (or one or more of whose Affiliates are) actively engaged as one of its principal businesses in outpatient healthcare services; provided, however, that a private equity or similar fund shall not be deemed to be an “Industry Competitor” solely due to the activities of its portfolio companies.

“Information Security Program” means a written information security program that complies with Privacy Requirements, that when appropriately implemented and maintained would constitute reasonable security procedures and practices appropriate to the nature of Personal Data, and that is at least as stringent as one or more relevant industry standards and that includes: (a) written policies and procedures regarding Personal Data, and the Processing thereof; (b) administrative, technical and physical safeguards to protect the security, confidentiality, and integrity of any Personal Data owned, controlled, maintained, held, or Processed by the Company Entities or Data Processors; (c) disaster recovery, business continuity, incident response, and security plans, procedures and facilities; and (d) protections against Security Incidents, Malicious Code, and against loss, misuse or unauthorized access to and Processing of Company Data, IT Systems and the systems of any Data Processor.

“Initial Closing” means the first Closing.

“Initial Closing Bringdown Date” means the date that is four Business Days after the date all of the conditions set forth in Section 2.04, Section 2.05 and Section 2.06, as applicable, have been satisfied or waived in respect of the Initial Closing (except for those conditions that by their nature cannot be satisfied until the Initial Closing).

“Initial Closing Date” means the date upon which Initial Closing occurs.

“IT Systems” mean the hardware, software, firmware, middleware, equipment, electronics, platforms, servers, workstations, routers, hubs, switches, interfaces, data, databases, data communication lines, network and telecommunications equipment, websites and Internet- related information technology infrastructure, wide area network and other data communications or information technology equipment, owned or leased by, licensed to, or used to Process Company Data in the conduct of the business of the Company Entities.

“Knowledge” means, with respect to the Company, the actual knowledge of Riadh Zine and Matthew Cameron, after reasonable inquiry.

“Law” means any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law (including common law), rule or regulation.

“Lien” means any mortgage, pledge, lien (statutory or otherwise), encumbrance, security interest, security agreement, conditional sale, trust receipt, charge or claim or a lease, consignment or bailment, preference or priority, assessment, deed of trust, easement, servitude or other encumbrance upon or with respect to any property of any kind.

“Majority Disinterested Shareholders” means the owners of a majority of the issued and outstanding Common Shares that are eligible (a) in accordance with the requirements of the TSX, to vote to approve the exercisability of the Warrants to be issued hereunder and under the Warrant Agreement and (b) to vote to approve, in accordance with the Business Corporations Act (Ontario), the appointment of a designee of the Purchaser to the Company’s board of directors.

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “ransomware,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (a) disrupting, disabling, harming, interfering with or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (b) damaging or destroying any data or file without the user’s consent.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect upon the financial condition, business, Properties, assets, net worth or results of operations of the Company Entities taken as a whole; provided, however, that Material Adverse Effect shall not include any adverse effect on the foregoing to the extent such adverse effect results from, arises out of, or relates to (i) a general deterioration in the economy or changes in the general state of the markets or industries in which any of the Company Entities operates, (ii) any deterioration in the condition of the capital markets or any inability on the part of the Company Entities to access the capital markets, (iii) the outbreak or escalation of hostilities involving the United States or Canada, the declaration by the United States or Canada of a national emergency, acts of war (whether or not declared) or the occurrence of any other calamity or crisis, including acts of terrorism, hurricane, flood, tornado, earthquake or other natural disaster, (iv) any change in accounting requirements or principles imposed upon the Company Entities or their respective businesses or any change in applicable Law, or the interpretation thereof, (v) any change in the credit rating or outlook of any of the Company Entities or any of their securities (except that the underlying causes of such changes may be considered in determining whether a Material Adverse Effect has occurred), (vi) changes in the market price or trading volume of the Common Shares (except that the underlying causes of any such changes may be considered in determining whether a Material Adverse Effect has occurred), (vii) any failure of any Company Entities to meet any internal or external projections, forecasts or estimates of revenue or earnings for any period (except that the underlying causes of any such failures may be considered in determining whether a Material Adverse Effect has occurred) and (viii) epidemics, pandemics, other outbreaks of infectious disease (including COVID-19), including, in each case, any quarantine restrictions (including any shelter in place, stay at home or similar orders or guidelines), or any escalation or worsening of any of the foregoing, or any action, Law or guideline taken or promulgated by any Governmental Authority, the World Health Organization or industry group in response to any of the foregoing, except, with respect to clauses (i), (ii), (iii), (iv) and (viii), to the extent that the Company Entities, taken as a whole, are adversely affected in a disproportionate manner as compared to other industry participants.

“Minimum Purchase Price” means Common Share Purchase Price plus $186,000,000, being an amount net of the Transaction Fee.

“Money Laundering Laws” has the meaning specified in Section 3.34.

“NASDAQ” means the Nasdaq Stock Market LLC.

“National Securities Exchange” means NASDAQ or TSX or, if the Common Shares are not listed on NASDAQ or TSX, an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) on which the Common Shares are listed.

“Non-Recourse Parties” has the meaning specified in Section 8.14(a). “OFAC” has the meaning specified in Section 3.35.

“OIG” has the meaning specified in Section 3.28(b).

“Organizational Documents” means, as applicable, an entity’s agreement or certificate of limited partnership, limited liability company agreement, certificate of formation, certificate or articles of incorporation, bylaws or other similar organizational documents.

“Permits” has the meaning specified in Section 3.27.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, government or any agency, instrumentality or political subdivision thereof or any other form of entity.

“Personal Data” means information relating to or reasonably capable of being associated with an identified or identifiable person, device, or household, including: (a) a natural person’s name, street address or specific geolocation information, date of birth, telephone number, email address, online contact information, photograph, biometric data, Social Security number, driver’s license number, passport number, tax identification number, any government-issued identification number, financial account number, credit card number, any information that would permit access to a financial account, a user name and password that would permit access to an online account, health information, insurance account information, any persistent identifier such as customer number held in a cookie, an Internet Protocol address, a processor or device serial number, or a unique device identifier; or (b) “personal data,” “personal information,” “protected health information,” “nonpublic personal information,” or other similar terms as defined by Privacy Requirements.

“Privacy Requirements” means: (a) any and all Laws, industry requirements, and Contracts relating to the protection or Processing of Personal Data that are applicable to the Company Entities; (b) each Contract relating to the Processing of Personal Data applicable to the Company Entities; and (c) each applicable rule, code of conduct, or other requirement of self- regulatory bodies and applicable industry standards, including, to the extent applicable, the Payment Card Industry Data Security Standard.

“Process,” “Processing” or “Processed” shall mean any operation or set of operations which is performed upon Company Data, by any means, such as collection, recording, organization, protection, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction.

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible (including intellectual property rights).

“Purchase Price” means, with respect to any Closing, the amount funded by the Purchaser at such Closing hereunder plus, in the case of the Initial Closing, the Transaction Fee.

“Purchased Shares” has the meaning specified in Section 2.01(a)(i).

“Purchaser” has the meaning specified in the introductory paragraph of this Agreement.

“Purchaser Related Parties” has the meaning specified in Section 6.01.

“Registration Rights Agreement” means the Registration Rights Agreement, to be entered into at the Initial Closing, between the Company and the Purchaser, substantially in the form attached hereto as Exhibit C.

“Representatives” means, with respect to a specified Person, the investors, officers, directors, managers, employees, agents, advisors, counsel, accountants, investment bankers and other representatives of such Person.

“Securities Act” means the Securities Act of 1933.

“Security Incident” means any unauthorized Processing of Company Data, any unauthorized access to the Company Entities’ IT Systems, or any incident that may require notification to any Person, Governmental Authority, or any other entity under Privacy Requirements.

“SEDAR” means the System for Electronic Document Analysis and Retrieval adopted by the Canadian securities authorities through National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR).

“Senior Secured Notes due 2025” the 7.000% Senior Secured Notes due 2025 issued by the Company in accordance with the Indenture.

“Series A Note” means any Series A Note issued by Akumin Corp in favor of Purchaser at a Closing substantially in the form attached hereto as Exhibit B.

“Series A Warrants” means warrants to purchase Common Shares evidenced by the Series A Warrant Certificate.

“Series A Warrant Certificate” means that certain Series A Warrant Certificate to be executed and delivered by the Company to the Purchaser at the Initial Closing as contemplated by Section 2.01(a)(iii) in substantially the form attached to this Agreement as Exhibit D-1.

“Series B Price” has the meaning specified in Section 2.01(c).

“Series B Warrant” means warrants to purchase Common Shares evidenced by the Series B Warrant Certificate.

“Series B Warrant Certificate” means that certain Series B Warrant Certificate to be executed and delivered by the Company to the Purchaser at each applicable Subsequent Closing as contemplated by as contemplated by Section 2.01(c) in substantially the form attached to this Agreement as Exhibit D-2.

“Shareholder Approval Matters” has the meaning specified in Section 5.05.

“Special Meeting” has the meaning specified in Section 5.05.

“Subsequent Closing” means any Closing other than the Initial Closing.

“Subsidiary” means, as to any Person, any entity: (a) with respect to which such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) with respect to which at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) which such Person consolidates for accounting purposes.

“Tax Return” means any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes (and any amendments thereto), including any information return, claim for refund or declaration of estimated Taxes.

“Taxes” means any and all domestic or foreign, federal, provincial, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, and including any liability in respect of any items described above as a transferee or successor, pursuant to Section 1.1502-6 of the Treasury Regulations (or any similar provisions of state, local or foreign Law), or as an indemnitor, guarantor, surety or in a similar capacity under any Contract.

“Third-Party Claim” has the meaning specified in Section 6.03(b).

“Trading Day” means a day on which the principal National Securities Exchange on which the Common Shares are listed or admitted to trading is open for the transaction of business or, if the Common Shares are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“Transaction Documents” means, collectively, this Agreement, the Series A Notes, the Registration Rights Agreement, the Board Director/Observer Agreement, the Commitment Letter, the Series A Warrant Certificate, the Series B Warrant Certificate and any and all other agreements or instruments executed and delivered to the Purchaser by the Company hereunder or thereunder, as applicable.

“Transaction Fee” means $14,000,000. “TSX” means the Toronto Stock Exchange.

“TSX Conditional Approval” has the meaning specified in Section 2.07(a)(v).

“Voting Support Agreement” means one or multiple voting support agreements, in substantially the form attached hereto as Exhibit F, pursuant to which the Majority Disinterested Shareholders will commit to vote in favor of any required shareholder resolution approving (a) in accordance with the requirements of the TSX, the exercise of the Series A Warrants to be issued hereunder and under the Series A Warrant Certificate at the Initial Closing and (b) in accordance with the requirements of the Business Corporations Act (Ontario), the appointment of a designee of the Purchaser to the Company’s board of directors.

“VWAP” means, for any period of Trading Days, the volume-weighted average trading price of the Common Shares on NASDAQ, or, in the event the Common Shares are not then listed on the NASDAQ, the TSX, during such period of Trading Days.

“Warrant Certificates” means the Series A Warrant Certificate and the Series B Warrant Certificate.

“Warrant Shares” means the Common Shares issuable upon exercise of any Warrant in accordance with the terms and subject to the conditions of the Warrant Agreement.

“Warrants” means the Series A Warrants and the Series B Warrants. “Written Consents” has the meaning specified in Section 3.40.

Section 1.02 Accounting Procedures and Interpretation. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all determinations with respect to accounting matters hereunder shall be made, and all financial statements of the Company and certificates and reports as to financial matters required to be furnished to the Purchaser hereunder shall be prepared, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and in compliance as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto.

ARTICLE II.

AGREEMENT TO SELL AND PURCHASE

Section 2.01 Sale and Purchase.

(a) On the terms and subject to the conditions hereof, at the Initial Closing:

(i) the Purchaser hereby agrees to purchase from the Company and the Company hereby agrees to issue 3,500,000 Common Shares to the Purchaser (the “Purchased Shares”) with a price per Common Share equal to $2.98 (the “Common Share Per Share Purchase Price”) for an aggregate amount equal to $10,430,000 (the “Common Share Purchase Price”);

(ii) the Purchaser hereby agrees, and hereby commits, to purchase and fund to Akumin Corp a Series A Note for a purchase price of (1) $200,000,000 minus (2) the Transaction Fee plus (3) the Backstop Draw Amount, if any, and Akumin Corp hereby agrees to sell and issue a Series A Note to the Purchaser in the initial principal amount of (A) $200,000,000 (the “Base Series A Note Amount”) plus (B) at the election of the Company, an aggregate amount equal to the amount designated by the Company in accordance with Section 2.01(b), if any (the “Backstop Draw Amount”), which amount in clause (B) may be up to (but shall in no event exceed) the Backstop Commitment; provided, however, that if the aggregate commitment of third parties to purchase Additional Senior Notes in accordance with Section 5.04, if any, is less than the Commitment Cap minus the Minimum Purchase Price, then the Purchaser shall have the option, in its sole discretion, to require the Company to issue up to 50% of the Backstop Draw Amount as Additional Senior Notes, so long as such issuance of Additional Senior Notes would not result in a breach of the Company’s Consolidated First Lien Indebtedness Leverage Ratio or Consolidated Fixed Charge Coverage Ratio (each, as defined in, and calculated in accordance with, the Indenture); and

(iii) the Company shall issue to the Purchaser Series A Warrants to purchase a number of Common Shares equal to (A) 15% of the Purchase Price at the Initial Closing, divided by (B) the Common Share Per Share Purchase Price, which Series A Warrants shall have an exercise price equal to the Common Share Per Share Purchase Price.

(b) Upon written notice from the Company to the Purchaser not less than 12 Business Days prior to the Initial Closing, the Company shall have the option to require the Purchaser to fund to Akumin Corp at the Initial Closing, in addition to the Base Series A Note Amount, an amount up to the Backstop Commitment minus the aggregate amount of third party commitments (if any) for the purchase of senior secured notes to be issued at the Initial Closing by the Company on terms pari passu to the terms of the Senior Secured Notes due 2025 (such notes, the “Additional Senior Notes”) in accordance with Section 5.04.

(c) Following the Initial Closing, if the Commitment Cap is greater than the Purchase Price at the Initial Closing minus the Transaction Fee (any such excess, the “Growth Capital Commitment”), then such Growth Capital Commitment shall be available to be drawn by the Company, on the terms and subject to the conditions set forth in this Agreement, at one or multiple Subsequent Closings to fund organic growth and acquisition opportunities (“Growth Capital”) within 36 months of the Initial Closing (the “Growth Capital Commitment Period”). The Company shall provide a capital call notice to the Purchaser (a “Growth Capital Notice”) in the event that it identifies any growth or acquisition opportunity during the Growth Capital Commitment Period, together with a description of such opportunity, the amount of capital the Company is requesting to fund such opportunity (not to exceed, together with any other amounts funded by the Purchaser hereunder following the Initial Closing, the Growth Capital Commitment), the use of such proceeds and any other supporting documentation reasonably requested by the Purchaser, not less than 30 days prior to the date the Company is requesting such funding. Upon the satisfaction of the conditions set forth in Section 2.04, Section 2.05 and Section 2.06 during the Growth Capital Commitment Period, at any one or multiple Subsequent Closings, the Purchaser shall purchase and fund to Akumin Corp and Akumin Corp shall issue to the Purchaser a Series A Note in an initial principal amount equal to the amount of Growth Capital requested by the Company (not to exceed, together with any other amounts funded by the Purchaser hereunder following the Initial Closing, the Growth Capital Commitment). At any Subsequent Closing at which Akumin Corp issues a Series A Note to the Purchaser, the Company shall issue Series B Warrants to the Purchaser for the purchase of the number of Common Shares equal to (i) 20% of the amount of the Growth Capital Commitment funded at such Subsequent Closing divided by (ii) 120% of the VWAP for the 10 Trading Days ending on the Trading Day immediately prior to the earlier of the first public announcement of issuance of such Warrants or the date of issuance of such Warrants (the “Series B Price”), which Series B Warrants shall, subject to regulatory approval, if required, have an exercise price equal to the Series B Price.

Section 2.02 Purchase Price Allocation. Prior to each Closing, the Company and the Purchaser shall use commercially reasonable efforts to mutually agree upon the allocation of the Purchase Price with respect to such Closing among the Series A Note, Purchased Shares and the Warrants issued at such Closing based upon their relative fair market values; provided, however, that if the Company and the Purchaser are unable to mutually agree upon such allocation, the allocation of the Purchase Price with respect to such Closing shall be submitted as soon as reasonably practicable following such Closing to Deloitte LLP or such other firm mutually agreed by the Company and the Purchaser (the “Appraiser”) for determination. For greater certainty, failure of the Company and the Purchaser to agree on an allocation in accordance with this Section 2.02 shall not be a condition to Closing. The Appraiser shall make such determination as promptly as practicable after its appointment hereunder and may take into account all factors as such Appraiser deems appropriate in making such determination based upon the relative fair market values of the Series A Note, the Purchased Shares and the Warrants. The Appraiser shall have such access to the books, records and properties of the Company as it may reasonably request for the purpose of making such a determination. The Company and the Purchaser agree not to take any position inconsistent with the allocation determined under this Section 2.02, including with respect to any Tax Return.

Section 2.03 Closing. Each Closing shall take place (a) on the date that is 12 Business Days after the date all of the conditions set forth in Section 2.04, Section 2.05 and Section 2.06, as applicable, have been satisfied or waived (except for those conditions that by their nature cannot be satisfied until the Closing) or (b) on such other date as the Company and the Purchaser may agree. Each Closing shall take place by the electronic exchange of executed documents and payment of money (or at such physical location as agreed to by the Company and the Purchaser).

Section 2.04 Mutual Conditions. The respective obligations of each party to consummate the funding of any amounts in respect of which a Series A Note will be issued, the purchase and sale of the Purchased Shares and the issuance of Warrants at a Closing shall be subject to the satisfaction, on or prior to the corresponding Closing Date, of each of the following conditions (any or all of which may be waived by a party on behalf of itself in writing, in whole or in part, to the extent permitted by applicable Law):

(a) no statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Authority which makes the transactions contemplated hereby illegal or otherwise enjoins the consummation thereof; and

(b) with respect to the Initial Closing, the closing of the transactions contemplated by the Acquisition Agreement shall have occurred, or shall occur concurrently with the Closing.

Section 2.05 Conditions to the Purchaser’s Obligations. The obligation of the Purchaser to consummate the funding and the issuance of a Series A Note and the purchase of Purchased Shares and Warrants shall be subject to the satisfaction on or prior to the applicable Closing Date of each of the following conditions (any or all of which may be waived by the Purchaser in writing, in whole or in part, to the extent permitted by applicable Law):

(a) with respect to the Initial Closing, the representations and warranties of the Company contained in Section 3.01 (other than Section 3.01(b)), Section 3.02, Section 3.12(a) Section 3.13, Section 3.36, the first sentence of Section 3.37 and Section 3.40 shall be true and correct in all material respects when made and as of the Initial Closing Bringdown Date (except that representations and warranties made as of a specific date shall be required to be true and correct in all material respects as of such date only);

(b) with respect to any Subsequent Closing, the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties contained in Section 3.01, Section 3.02, Section 3.03, Section 3.12(a), Section 3.13, Section 3.14, or Section 3.17, or other representations and warranties that are qualified by materiality or Material Adverse Effect, which, in each case, shall be true and correct in all respects) when made and as of the applicable Closing Date (except that representations and warranties made as of a specific date shall be required to be true and correct or true and correct in all material respects, as applicable, as of such date only);

(c) with respect to the Initial Closing, the Company and Akumin Corp shall have performed and complied in all material respects with all of the covenants and agreements contained in Section 5.01(a) and Section 5.01(c), and, if any Additional Senior Notes will be issued by the Company at the Initial Closing, the covenants and agreements contained in Section 5.04;

(d) with respect to any Subsequent Closing, the Company shall have performed and complied in all material respects with all of the covenants and agreements contained in this Agreement that are required to be performed or complied with by it on or prior to the applicable Closing Date;

(e) no notices of delisting shall have been received by the Company from both NASDAQ and the TSX with respect to the Common Shares;

(f) with respect to any Subsequent Closing, there shall not have occurred a Material Adverse Effect;

(g) the Company shall have delivered, or caused to be delivered, to the Purchaser the Company’s closing deliveries described in Section 2.07(a), as applicable;

(h) with respect to any Subsequent Closing, the aggregate market value (based on the closing trading price per Common Share on NASDAQ, or, in the event the Common Shares are not the listed on NASDAQ, the TSX, on the Trading Day immediately preceding the corresponding Closing Date) of all of the Company’s issued and outstanding Common Shares is greater than or equal to the aggregate value of the Series A Notes (after giving effect to the issuance of the Series A Note contemplated by such Subsequent Closing); and

(i) with respect to any Subsequent Closing, the Purchaser, in its discretion, shall be satisfied that the proposed uses of proceeds set forth in the Growth Capital Notice are expected to create returns to the Company Entities that are greater than or equal to the amount of the requested Growth Capital, as adjusted for risk and market conditions.

Section 2.06 Conditions to the Company’s Obligations. The obligation of Akumin Corp to consummate the funding and the issuance of any Series A Note and the Company to consummate the sale and issuance of the Purchased Shares and Warrants to the Purchaser shall be subject to the satisfaction on or prior to the applicable Closing Date of each of the following conditions (any or all of which may be waived by the Company in writing, in whole or in part, to the extent permitted by applicable Law):

(a) the representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties that are qualified by materiality, which, in each case, shall be true and correct in all respects) when made and as of the applicable Closing Date (except that representations and warranties made as of a specific date shall be required to be true and correct as of such date only);

(b) the Purchaser shall have performed and complied in all material respects with all of the covenants and agreements contained in this Agreement that are required to be performed or complied with by it on or prior to the applicable Closing Date; and

(c) the Purchaser shall have delivered, or caused to be delivered, to the Company the Purchaser’s closing deliveries described in Section 2.07(b), as applicable.

Section 2.07 Closing Deliveries.

(a) Deliveries of the Company. The Company shall deliver, or cause to be delivered, to the Purchaser:

(i) At each Closing, an opinion from Stikeman Elliott LLP, McDermott Will & Emery LLP and Womble Bond Dickinson LLP, as counsel for the Company, in respect of the matters set out in Exhibit A-1 and Exhibit A-2, which shall be addressed to the Purchaser and dated as of the applicable Closing Date with customary assumptions and qualifications;

(ii) At each Closing, (A) a certificate of the Secretary of State, or equivalent, of each applicable state or province, dated within 10 Business Days prior to the applicable Closing Date, to the effect that the Company, Akumin Corp and each of the Significant Subsidiaries (as defined in the Indenture) is in good standing in its jurisdiction of formation or (B) one or more opinions of qualified counsel, as counsel for the Company, that the Company, Akumin Corp and each of the Significant Subsidiaries is in good standing in its jurisdiction of formation;

(iii) At the Initial Closing, an executed Series A Note in an initial principal amount equal to the Base Series A Note Amount plus the Backstop Draw Amount (if any), which shall have been duly executed by Akumin Corp;

(iv) At each Subsequent Closing, an executed Series A Note in an initial principal amount equal to the amount of the Growth Capital Commitment funded at such Subsequent Closing, which shall have been duly executed by Akumin Corp;

(v) At the Initial Closing, a counterpart of the Registration Rights Agreement, which shall have been duly executed by the Company;

(vi) At the Initial Closing, (A) evidence that a “Listing of Additional Shares” notification has been filed with NASDAQ with respect to the Warrant Shares relating to the Warrants to be issued at the Initial Closing and the Purchased Shares and that no objection thereto has been received from NASDAQ and (B) a letter of the TSX evidencing the conditional approval of the TSX of the listing of the Warrant Shares into which the Warrants to be issued at the Initial Closing will be convertible and the Purchased Shares), in substantially the form attached hereto as Exhibit G (the “TSX Conditional Approval”);

(vii) At any Subsequent Closing, (A) evidence that a “Listing of Additional Shares” notification has been filed with NASDAQ with respect to the Warrant Shares relating to the Warrants to be issued at such Subsequent Closing and that no objection thereto has been received from NASDAQ, (B) a letter of the TSX evidencing the conditional approval of the TSX of the listing of the Warrant Shares into which the Warrants to be issued at such Subsequent Closing will be convertible, subject to standard listing conditions being completed on or before the date specified for such listing that are reasonably acceptable to Purchaser, and (C) evidence reasonably acceptable to the Purchaser that all TSX approvals or shareholder approvals required for the issuance and exercise of the Warrants to be issued at such Subsequent Closing have been received or are not required;

(viii) At the Initial Closing, a counterpart of the Series A Warrant Certificate, which shall have been duly executed by the Company;

(ix) At each Subsequent Closing, a counterpart of the Series B Warrant Certificate, which shall have been duly executed by the Company;

(x) At the Initial Closing, reasonable evidence of the issuance of the Purchased Shares, free and clear of any Liens, other than transfer restrictions under applicable securities Laws and those created by the Purchaser;

(xi) At the Initial Closing, a counterpart of the Board Director/Observer Agreement, which shall have been duly executed by the Company;

(xii) At each Closing, a certificate of the Secretary or Assistant Secretary of the Company, dated as of the applicable Closing Date, certifying as to and attaching (A) the Organizational Documents of the Company and Akumin Corp, (B) board resolutions authorizing the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby, including the issuance of a Series A Note, the Purchased Shares and the Warrants, by the Company and Akumin Corp, as applicable, and (C) the incumbency of the officers authorized to execute the Transaction Documents on behalf of the Company and Akumin Corp, setting forth the name and title and bearing the signatures of such officers; and

(xiii) At each Closing, a certificate of an authorized officer of the Company and Akumin Corp, dated as of the applicable Closing Date, certifying, in his or her applicable capacity, to the effect that the conditions set forth in Section 2.04(c) (with respect to the Initial Closing only), Section 2.05(a) (with respect to the Initial Closing only), Section 2.05(b) (with respect to any Subsequent Closing only) and Section 2.05(c) have been satisfied.

(b) Deliveries of the Purchaser. The Purchaser shall deliver, or cause to be delivered, to the Company:

(i) At the Initial Closing, a counterpart of the Registration Rights Agreement, which shall have been duly executed by the Purchaser;

(ii) At the Initial Closing, a counterpart of the Board Director/Observer Agreement, which shall have been duly executed by the Company;

(iii) At each Closing, a certificate of an authorized officer of the Purchaser, dated as of the applicable Closing Date, certifying, in his or her applicable capacity, to the effect that the conditions set forth in Section 2.06(a) and Section 2.06(b) have been satisfied;

(iv) At each Closing, the Purchase Price applicable to such Closing (minus, in the case of the Initial Closing, the Transaction Fee) payable by wire transfer of immediately available funds to an account designated in advance of the applicable Closing Date by the Company to the Purchaser in writing.

Section 2.08 Further Assurances. From time to time after the date hereof, without further consideration, the Company and the Purchaser shall use their reasonable best efforts to take, or cause to be taken, all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES AND

COVENANTS RELATED TO THE COMPANY

The Company and Akumin Corp, jointly and severally, represent and warrant to and covenant with the Purchaser as follows:

Section 3.01 Existence; Good Standing; Authority; Authorization.

(a) Each of the Company and Akumin Corp has been duly formed and is validly existing as a corporation and is in good standing under the Laws of its jurisdiction of incorporation or formation, as the case may be, with full power and authority to own, lease and operate its Properties and assets and to conduct its business in which it is engaged and (i) to execute and deliver this Agreement and the other Transaction Documents to which such Company Entity is a party and consummate the transactions contemplated hereby and thereby, (ii) in the case of the Company, to issue, sell and deliver the Purchased Shares and the Warrants and (iii) in the case of Akumin Corp, to issue and deliver a Series A Note.

(b) Each of the Company Entities is duly qualified to do business as a corporation, limited partnership or limited liability company, as the case may be, and is in good standing in each jurisdiction in which the character of the business conducted by it or the nature or location of the properties owned or leased by it makes such registration or qualification necessary, except for any failures to be so qualified and in good standing that would not, individually or in the aggregate, (i) reasonably be expected to have a Material Adverse Effect or (ii) subject the shareholders of the Company to any material liability or disability.

(c) The Organizational Documents of the Company and Akumin Corp. have been duly authorized and, to the extent applicable executed, delivered and recorded with any applicable Governmental Authority, and are valid and legally binding on the Company and Akumin Corp, as applicable, enforceable against the Company and Akumin Corp, as applicable, in accordance with their respective terms.

Section 3.02 Capitalization and Valid Issuance of Shares.

(a) The authorized equity interests of the Company consist of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in one or more series. Prior to the issuance and sale of the Purchased Shares at the Initial Closing (and without given effect to the issuance of the Acquisition Share Consideration), there were (i) 71,153,427 Common Shares issued and outstanding and (ii) no preferred shares of any series issued and outstanding. All outstanding equity securities of the Company are duly authorized, validly issued, fully paid and non-assessable.

(b) The Purchased Shares being purchased by the Purchaser hereunder have been duly authorized by the Company and, when issued and delivered by the Company in accordance with this Agreement against payment of the consideration set forth herein, will be validly issued, fully paid and non-assessable and will be free and clear of any and all Liens and restrictions on transfer, other than (i) restrictions on transfer under applicable securities laws and (ii) such Liens as are created by the Purchaser.

(c) There are no Persons entitled to statutory, preemptive or other similar contractual rights to subscribe for the Purchased Shares; and, except (i) for Warrants to be issued pursuant to this Agreement and the Warrant Certificates, (ii) for awards issued pursuant to the Company’s benefit plans, (iii) as disclosed in the Company’s Public Documents, or (iv) the Acquisition Share Consideration issuable under the terms of the Acquisition Agreement, no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, ownership interests in the Company are outstanding.

(d) The Warrant Shares have been duly authorized and, upon issuance in accordance with this Agreement and the Warrants against payment of the consideration set forth in the applicable Warrant Certificates, the Warrant Shares will be validly issued, fully paid and non-assessable and will be free and clear of any and all Liens and restrictions on transfer, other than (i) restrictions on transfer under applicable securities laws, and (ii) such Liens as are created by the Purchaser.

(e) The Warrants have been duly authorized by the Company. The Warrants set forth the rights, preferences and priorities of the holders thereof, and the holders thereof will have the rights set forth therein upon each Closing.

(f) Akumin Corp. is not the obligor under any outstanding Indebtedness (other than as permitted under the Senior Secured Notes due 2025, the 2020 Revolving Credit Agreement and any Additional Senior Notes when issued).

Section 3.03 Subsidiaries. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company (a) have been duly authorized and validly issued (in accordance with the Organizational Documents of such Subsidiary), and are fully paid (in the case of an interest in a limited partnership or limited liability company, to the extent required under the Organizational Documents of such Subsidiary) and nonassessable (except as such nonassessability may be affected by the applicable Law of such Subsidiary’s jurisdiction of formation), and (b) except as disclosed in Company’s Public Documents are wholly-owned, directly or indirectly, by the Company, free and clear of all Liens, except restrictions on transferability in the Organizational Documents of such Subsidiary and as permitted under the Senior Secured Notes due 2025, the 2020 Revolving Credit Agreement and any Additional Senior Notes when issued.

Section 3.04 Company’s Public Documents.

(a) Except as disclosed in the AKU SEC Documents, since January 1, 2020, the Company’s forms, registration statements, reports, schedules and statements required to be filed by it under the Exchange Act or the Securities Act have been filed with the Commission on a timely basis. The AKU SEC Documents, at the time filed (or in the case of registration statements, solely on the dates of effectiveness), except to the extent corrected by a subsequent AKU SEC Document, (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made in the case of any such documents other than a registration statement, not misleading, (b) complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and

(c) complied as to form in all material respects with the applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto.

(b) Except as disclosed in the AKU CSC Documents, since January 1, 2020, the Company’s continuous disclosure documents required to be filed by it under Canadian Securities Law have been filed on SEDAR on a timely basis. The information and statements set forth in the AKU CSC Documents, as of the respective applicable dates of such information and statements, (a) did not contain any “misrepresentation” as such term is defined under Canadian Securities Laws (b) complied as to form in all material respects with the applicable requirements of the Canadian Securities Laws and the requirements of the TSX, as the case may be, and (c) complied as to form in all material respects with the applicable accounting requirements and with the published rules and regulations of the Canadian Securities Commissions with respect thereto.

Section 3.05 Financial Statements.

(a) The historical financial statements (including the related notes and supporting schedule) contained or incorporated by reference in the Company’s Public Documents, (i) comply as to form with the applicable accounting requirements under the Securities Act, the Exchange Act, Canadian Securities Laws and the Business Corporations Act (Ontario), (ii) present fairly (subject in the case of unaudited statements to normal and recurring and year-end audit adjustments) in all material respects the consolidated financial position, results of operations and cash flows of the Company Entities purported to be shown thereby on the basis and at the respective dates or for the respective periods stated therein and (iii) have been prepared in accordance with GAAP or IFRS (as set forth in the notes thereto) consistently applied throughout the periods involved, in each case, except to the extent disclosed therein. The other financial information of the Company Entities, including non-GAAP or non-IFRS financial measures, if any, contained or incorporated by reference in the Company’s Public Documents has been derived from the accounting records of the Company Entities, and fairly presents in all material respects the information purported to be shown thereby. Nothing has come to the attention of the Company that has caused it to believe that the statistical and market-related data included in the Company’s Public Documents is not based on or derived from sources that are reliable and accurate in all material respects as of the date on which such Company Public Document was filed.

(b) Since the date of the most recent balance sheet of the Company audited by the Company’s auditor, (i) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the AKU SEC Documents fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto and (ii) based on an annual evaluation of disclosure controls and procedures, the Company is not aware of (A) any significant deficiencies in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial information, or any material weaknesses in internal controls over financial reporting of the Company or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls over financial reporting of the Company.

Section 3.06 Independent Registered Public Accounting Firm. Ernst & Young LLP, which has audited the financial statements contained or incorporated by reference in the Company’s Public Documents since it was engaged on or about November 2019, is an independent registered public accounting firm with respect to the Company within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has not resigned or been dismissed as independent registered public accountants of the Company as a result of or in connection with any disagreement with the Company or any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Ernst & Young LLP are independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of National Instrument 51-102) with the current auditors of the Company during the last three years.

Section 3.07 No Material Adverse Change. Since December 31, 2020, except as expressly set forth in the Company’s Public Documents, there has not been any Material Adverse Effect.

Section 3.08 No Registration Required. Assuming the accuracy of the representations and warranties of the Purchaser contained in Article IV, the issuance and sale of the Purchased Shares and the Warrants pursuant to this Agreement is exempt from registration requirements of the Securities Act and is exempt from the prospectus requirements under Canadian Securities Laws, and neither the Company nor, to the knowledge of the Company, any authorized Representative acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption.

Section 3.09 No Restrictions; Registration Rights Priority. Except as limited by applicable securities laws and as set forth in the Transaction Documents, there are no restrictions upon the voting or transfer of, any equity securities of the Company (including the Purchased Shares and the Warrant Shares). Except for such registration rights granted under the Acquisition Agreement, the Company has not granted registration rights that (a) are equal or superior in priority to, or otherwise equal to or greater than, in any respect, those contained in the Registration Rights Agreement, (b) reduce or could reduce the aggregate amount of securities that may be registered pursuant to the Registration Rights Agreement or (c) conflict in any material respect with the rights granted to the Purchaser pursuant to the Registration Rights Agreement.

Section 3.10 Litigation. Except as described in the Company’s Public Documents, there are no actions, suits, claims, investigations, orders, injunctions or proceedings pending or, to the Knowledge of the Company, threatened or contemplated, to which the Company Entities or any of their respective directors or officers is, or, in respect of proceedings threatened or contemplated, would be, a party or to which any of their respective Properties is, or, in respect of proceedings threatened or contemplated, would be, subject at law or in equity, before or by any Governmental Authority, or before or by any self-regulatory organization or other non-governmental regulatory authority (including NASDAQ and the TSX), which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or which challenge the validity of any of the Transaction Documents, the Acquisition Agreement or the right of the Company to enter into any of the Transaction Documents or the Acquisition Agreement or to consummate the transactions contemplated thereby.

Section 3.11 No Default. No Company Entity is in breach or violation of or in default under (nor has any event occurred which, with notice, lapse of time or both, would result in any breach or violation of, constitute a default under or give the holder of any indebtedness (or a Person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under) (a) any of its Organizational Documents, (b) any Contract to which it is a party or by which it or any of its Properties may be bound or affected, (c) any Law,

(d) any rule or regulation of any self-regulatory organization or other non-governmental regulatory authority (including the rules and regulations of NASDAQ and TSX), or (e) any decree, judgment or order applicable to it or any of its Properties, except in the case of clauses (b) through (e) for any such breaches, violations or defaults that are described in the Company’s Public Documents or that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially impair the ability of any of the Company Entities to perform its obligations under the Transaction Documents or the Acquisition Agreement.

Section 3.12 No Conflicts. The issuance and sale by the Company of the Purchased Shares and the Warrants and the application of the proceeds thereof, the issuance of a Series A Note by Akumin Corp and the application of the proceeds thereof, the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby will not conflict with, result in any breach or violation of, constitute a default under (or constitute any event which, with notice, lapse of time or both, would result in any breach or violation of, constitute a default under or give the holder of any indebtedness (or a Person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under), or result in the creation or imposition of a Lien on any Property or assets of any Company Entity pursuant to (a) the Organizational Documents of any of the Company Entities, (b) any Contract to which any of the Company Entities is a party or by which any of the Company Entities or any of their respective Properties may be bound or affected, (c) any Law, (d) any rule or regulation of any self-regulatory organization or other non-governmental regulatory authority (including the rules and regulations of NASDAQ and TSX), or (e) any decree, judgment or order applicable to any of the Company Entities or any of their respective properties, except in the cases of clauses (b) through (e) for any such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially impair the ability of any of the Company Entities to perform its obligations under the Transaction Documents or the Acquisition Agreement.

Section 3.13 Authority: Enforceability. The Company has all requisite power and authority to issue, sell and deliver the Purchased Shares and Warrants in accordance with and upon the terms and conditions set forth in this Agreement and the Series A Warrant Certificate or Series B Warrant Certificate, as applicable. Akumin Corp has all requisite power and authority to issue, sell and deliver the Series A Notes in accordance with and upon the terms and conditions set forth in this Agreement and the applicable Series A Note. All corporate, limited partnership and limited liability company action, as the case may be, required to be taken by the Company Entities or any of their shareholders, partners or members for the authorization, issuance, sale and delivery of the Series A Notes, the Purchased Shares, and the Warrants, and the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby has been validly taken. Each of the Transaction Documents has been duly and validly authorized and has been or, with respect to the Transaction Documents to be delivered at each Closing, will be, validly executed and delivered by the applicable Company Entity and, to the Knowledge of the Company, the other parties thereto. Each of the Transaction Documents constitutes, or will constitute, the legal, valid and binding obligations of the applicable Company Entity and, to the Knowledge of the Company, each of the other parties thereto, in each case enforceable in accordance with its terms; provided that, with respect to each such Transaction Document that is a Contract, the enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws from time to time in effect affecting creditors’ rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law).

Section 3.14 Approvals. No approval, authorization, consent, waiver, license, qualification, written exemption from, or order of or filing with any Governmental Authority, or of or with any self-regulatory organization or other non-governmental regulatory authority (including the TSX and NASDAQ), or approval of the security holders of the Company Entities (each, a “Consent”), is required in connection with the issuance and sale of the Series A Notes, Purchased Shares or Warrants issued at any Closing by the Company, the execution, delivery and performance of this Agreement and the other Transaction Documents by the Company Entities party hereto or thereto and the consummation by the Company Entities of the transactions contemplated hereby or thereby, other than (a) Consents required by the Commission and the Canadian Securities Commissions in connection with the Company’s obligations under the Registration Rights Agreement, (b) Consents required under the state securities or “Blue Sky” Laws, (c) TSX listing approval and any application to list additional shares on NASDAQ, to the extent such application is required, and (d) Consents, the absence or omission of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.15 Repayment Restrictions. No Company Entity is currently prohibited or, as a result of the transactions contemplated by the Transaction Documents and the Acquisition Agreement, will be prohibited, directly or indirectly, from paying interest on the Series A Notes.

Section 3.16 Investment Company Status. None of the Company Entities is, and, immediately after the sales of the Purchased Shares and Warrants hereunder and the application of the net proceeds from such sales, none of the Company Entities will be, an “investment company” or an entity “controlled” by an “investment company,” as such terms are defined in the Investment Company Act of 1940.

Section 3.17 Certain Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser with respect to the sale of any of the Purchased Shares or Warrants or the consummation of the transactions contemplated by this Agreement, the other Transaction Documents or by the Acquisition Agreement based upon arrangements made by or on behalf of any Company Entity. The Company agrees that it will indemnify and hold harmless the Purchaser from and against any and all claims, demands, or liabilities for broker’s, finder’s, placement, or other similar fees or commissions incurred by the Company Entities or alleged to have been incurred by the Company Entities in connection with the sale of the Purchased Shares or the consummation of the transactions contemplated by this Agreement and the Acquisition Agreement.

Section 3.18 Labor and Employment Matters. No labor disturbance by or with the employees of any of the Company Entities exists, or, to the Knowledge of the Company, is imminent or threatened that could reasonably be expected to have a Material Adverse Effect.

Section 3.19 Insurance. The Company Entities maintain insurance from reputable insurers covering the Properties, operations, personnel and businesses of the Company Entities; such insurance insures against losses and risks to an extent which is reasonably adequate, in accordance with customary industry practice, to protect the Company Entities and their respective businesses in a commercially reasonable manner; all such insurance is fully in force on the date hereof; and the Company Entities have no reason to believe that they will not be able to renew such insurance as and when such insurance expires, except for such insurance for which the failure to be outstanding and duly in force would not reasonably be expected to have a Material Adverse Effect.

Section 3.20 Internal Controls. Except as described in the Company’s Public Documents, the Company Entities, taken as a whole, maintain a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorization, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP or IFRS, as applicable, and to maintain accountability for assets, (c) access to assets is permitted only in accordance with management’s general or specific authorization and (d) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.21 Disclosure Controls and Procedures. (a) To the extent required by Rule 13a-15 under the Exchange Act and under Canadian Securities Laws, each of the Company Entities has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws, as applicable), (b) such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports to be filed or submitted under the Exchange Act or under Canadian Securities Laws is accumulated and communicated to management of the Company to allow timely decisions regarding required disclosure to be made and (c) to the extent required by Rule 13a-15 under the Exchange Act and under Canadian Securities Laws, such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established. The Company has carried out evaluations of the effectiveness of its disclosure controls and procedures as of the end of the most recently completed fiscal year covered by the Company’s periodic reports filed with the Commission.

Section 3.22 Sarbanes-Oxley. The Company and, to the Company’s Knowledge, the Company’s directors or officers, in their capacities as such, are in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

Section 3.23 Listing and Maintenance Requirements. The Common Shares are listed on the TSX and NASDAQ, and the Company has not received any notice of delisting. Subject to approval of the Shareholder Approval Matters, the satisfaction of the conditions set forth in the TSX Conditional Approval and the filing, if required, of an application to NASDAQ to list additional shares, the issuance and sale of the Purchased Shares and the issuance of Warrant Shares upon exercise of the Warrants will not contravene TSX or NASDAQ rules and regulations.

Section 3.24 Environmental Compliance. Except as described in Company’s Public Documents, (a) each Company Entity and each of the Properties, assets and operations of the Company Entities is in compliance with any and all Environmental Laws, (b) each Company Entity has timely applied for or received and, to the extent received, is in compliance with all permits, licenses, authorizations or other approvals required under Environmental Laws to conduct its business as it is currently being conducted, (c) since January 1, 2020, no Company Entity has received written notice of any, and to the Knowledge of the Company, there are no events, conditions or activities that could reasonably be expected to form the basis for any, actual or potential liability under Environmental Laws for violation of Environmental Laws or for the investigation or remediation of any disposal or release of any Hazardous Materials, and (d) no Company Entity is subject to any pending or, to the Knowledge of the Company, threatened actions, suits, demands, orders or proceedings against any Company Entity relating to any Environmental Laws (collectively, “Environmental Proceedings”), except for any (i) failures to comply with Environmental Laws or to timely apply for or receive, or to comply with, permits, licenses, authorizations or other approvals required under Environmental Laws, (ii) actual or potential liabilities or violations under Environmental Laws or (iii) Environmental Proceedings, in each case, that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as described in the Company’s Public Documents, no Company

Entity has entered into any settlement agreement relating to any alleged violation of any Environmental Law or any actual or alleged release or threatened release or cleanup at any location of any Hazardous Materials, except for any such agreements that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as described in the Company’s Public Documents, no Company Entity is currently named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980.

Section 3.25 ERISA Compliance. None of the following events has occurred or exists with respect to any of the Company Entities: (a) a failure to fulfill the obligations, if any, under the minimum funding standards of Section 302 of the Employee Retirement Security Act of 1974 (“ERISA”), and the regulations and published interpretations thereunder with respect to any Plan (as defined below), determined without regard to any waiver of such obligations or extension of any amortization period, and which would result in a Material Adverse Effect, (b) an audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other federal or state governmental agency or any foreign regulatory agency with respect to the employment or compensation of employees of or seconded to the Company Entities that would reasonably be expected to have a Material Adverse Effect or (c) any breach of any contractual obligation, or any violation of law or applicable qualification standards, with respect to the employment or compensation of employees of or seconded to the Company Entities by any such Company Entity that would reasonably be expected to have a Material Adverse Effect. None of the following events has occurred or is reasonably likely to occur with respect to any of the Company Entities that would cause a Material Adverse Effect: (w) an increase in the aggregate amount of contributions required to be made to all Plans in the current fiscal year compared to the amount of such contributions made by the Company Entities in the most recently completed fiscal year, (x) an increase in the Company Entities’ “accumulated post-retirement benefit obligations” (within the meaning of Statement of Financial Accounting Standards 106) compared to the amount of such obligations in the most recently completed fiscal year, (y) any event or condition giving rise to a liability under Title IV of ERISA or (z) the filing of a claim by one or more employees of, former employees of, or employees seconded to the Company Entities related to its or their employment. For purposes of this Section 3.25, the term “Plan” means a plan (within the meaning of Section 3(3) of ERISA) subject to Title IV of ERISA with respect to which any Company Entity may have any liability.

Section 3.26 Tax Returns; Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) each of the Company Entities has prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate, (b) each of the Company Entities has timely paid all Taxes that are required to be paid by any of them, (c) there are no audits, examinations, investigations, actions, suits, claims or other proceedings in respect of any Taxes pending or threatened in writing nor has any deficiency for any Tax been assessed by any Governmental Authority in writing against any Company Entity, and (d) all Taxes required to be withheld by any Company Entity have been withheld and paid over to the appropriate Tax authority (except in the case of this clause (d) or clause (a) or (b) above, with respect to matters contested in good faith and for which adequate reserves have been established on the Company’s financial statements included or incorporated by reference in the Company’s Public Documents). None of the Company Entities has entered into any transaction that, as of the date of this Agreement, has been identified by the Internal Revenue Service in published guidance as a “listed transaction” as defined under Section 1.6011-4(b)(2) of the Treasury Regulations promulgated under the Internal Revenue Code of 1986. The Common Shares and Warrants will not, and it is expected that the Common Shares and Warrants will at no time in the future, constitute “taxable Canadian property” as defined in subsection 248(1) of the Income Tax Act (Canada).

Section 3.27 Compliance with Laws; Permits. Except as described in the Company’s Public Documents, (a) each of the Company Entities has all necessary licenses, authorizations, permits, variances, waivers, exemptions, consents and approvals (each, a “Permit”) and has made all necessary filings required under any applicable Law, and has obtained all necessary Permits from other persons, in order to conduct its business and own its Properties as such business is currently conducted and such Properties are currently owned, except for such Permits the absence or omission of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (b) no Company Entity is in violation of or default under, or has received notice of any proceedings relating to the revocation or modification of, any such Permit or any Law applicable to such Company Entity, except for any such violations, defaults, revocations or modifications that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (c) each of the Company Entities is in compliance with all such Permits, except for any failure to comply with such Permits that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.28 Healthcare Laws.

(a) Except as disclosed to the Purchaser in writing (including email) prior to the date hereof or in the Company Public Documents:

(i) the Company Entities are, and for the past six years have been, in compliance in all material respects with all Health Care Laws applicable to the ownership and operation of the business and assets thereof; and

(ii) during the past six years, none of the Company Entities nor, to the Company’s Knowledge, any of the Company Entities’ members, officers, directors, managers, employees, or representatives, (i) has been, or is currently in the process of being excluded, suspended or debarred by the Department of Health and Human Services Office of Inspector General (“OIG”) or the General Services Administration (“GSA”) from participation in any federal health care program, (ii) has been listed on the office of the OIG’s or GSA’s excluded persons list, or (iii) has entered into any agreement or settlement with any Governmental Authority with regard to any alleged non-compliance with, or violation of, any Health Care Law that would be material to the Company Entities, taken as a whole. No Company Entity, nor to the Company’s knowledge, any director, equity holder, executive officer, managing employee (as such term is defined in 42 U.S.C. §1320a-5(b)), employee or contractor of the Company Entities (A) has been assessed a civil monetary penalty under Section 1128A of the Social Security Act, (B) has been excluded, suspended or debarred, or engaged in any conduct that would reasonably be expected to result in exclusion, suspension, or debarment from participation in any federal health care program, (C) has been convicted of any criminal offense relating to the delivery of an item or service under any federal health care program or (D) has made a material voluntary disclosure pursuant to any governmental body self-disclosure protocol or similar functions, including, but not limited to the OIG pursuant to the OIG’s self-disclosure protocol, provided that, for the avoidance of doubt, this shall not be deemed to include repayments and refunds made in the ordinary course of business to a Governmental Authority.

(b) The Company Entities have an operational healthcare compliance program (the “Compliance Program”) that: (i) governs all of the Company Entities’ personnel and agents; (ii) is consistent in all material respects with the U.S. Federal Sentencing Guidelines for effective compliance programs; and (iii) includes systems and processes reasonably designed to protect fraud, waste, and abuse with all applicable Laws and Contract obligations in all material respects. The Company Entities operate in compliance with the Compliance Program in all material respects.

Section 3.29 Data Privacy and Security.

(a) Except as disclosed to the Purchaser in writing (including email) prior to the date hereof or in the Company Public Documents, the Company Entities currently comply and have complied at all times with applicable Company Privacy Policies and the Privacy Requirements in all material respects. The Company Entities have established and maintained a commercially reasonable Information Security Program, and there have been no material violations of the Information Security Program. The Company Entities have (i) assessed and tested the Information Security Program on a no less than annual basis, (ii) remediated all critical, high and medium risks and vulnerabilities, and (iii) the Information Security Program has proven sufficient and compliant with Privacy Requirements in all material respects.

(b) Except as disclosed to the Purchaser in writing (email included) prior to the date hereof or would not reasonably be expected to be material, (i) the Company Entities and, to the Knowledge of the Company, their Data Processors have not suffered a Security Incident, have not been required to notify any Person or Governmental Authority of any Security Incident, and have not been adversely affected by any Malicious Code, ransomware or malware attacks, or denial-of-service attacks on any IT Systems; (ii) neither the Company Entities nor any third party acting at the direction or authorization of the Company Entities have paid any perpetrator of any actual or threatened Security Incident or cyber attack, including, but not limited to a ransomware attack or a denial-of-service attack; (iii) the Company Entities have not received a written notice (including any enforcement notice), letter, or complaint from a Governmental Authority or any Person alleging noncompliance or potential noncompliance with any Privacy Requirements or Company Privacy Policies and has not been subject to any actions, suits, demands, orders or proceedings relating to noncompliance or potential noncompliance with Privacy Requirements or the Company Entities’ Processing of Personal Data; and (iv) the Company Entities are not in breach or default of any Contracts relating to the IT Systems or to Company Data and does not transfer Personal Data internationally except where such transfers comply with Privacy Requirements and Company Privacy Policies.

Section 3.30 Required Disclosures and Descriptions. There are no legal or governmental proceedings (including an audit or examination by any taxing authority) pending or, to the Knowledge of the Company, threatened, against any of the Company Entities, or to which any of the Company Entities is a party, or to which any of their respective Properties is subject, that are required to be described in the Company’s Public Documents but are not described as required, and there are no Contracts that are required to be described in Company’s Public Documents or to be filed as an exhibit to the Company’s Public Documents that are not described or filed as required by the Securities Act or the Exchange Act or as required under Canadian Securities Laws.

Section 3.31 Title to Property. The Company Entities have good and marketable title to all real property and good title to all personal property described in the Company’s Public Documents as being owned by any of them, free and clear of all Liens, except for Liens as are described in the Company’s Public Documents.

Section 3.32 FCPA. No Company Entity nor, to the Knowledge of the Company, any director, officer, agent or employee of the Company Entities has made any payment of funds of such Company Entities or received or retained any funds in violation of any Law (including the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada)), which payment, receipt or retention is of a character required to be disclosed in the Company’s Public Documents.

Section 3.33 Money Laundering Laws. The operations of the Company Entities are and have been conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 and the money laundering Laws of all applicable jurisdictions (collectively, “Money Laundering Laws”); and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator or non-governmental authority involving alleged violations of the Money Laundering Laws by the Company Entities is pending or, to the Knowledge of the Company, threatened.

Section 3.34 OFAC. No Company Entity nor, to the Knowledge of the Company, any director, officer, agent or employee of the Company Entities is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or applicable in Canada; and the Company Entities will not directly or indirectly use the proceeds of the transactions contemplated hereby, or lend, contribute or otherwise make available such proceeds to any other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC or any Canadian sanctions.

Section 3.35 Related Party Transactions. Except as described in the Company’s Public Documents, no Company Entity has, directly or indirectly (a) extended credit, arranged to extend credit, or renewed any extension of credit, in the form of a personal loan, to or for any director or executive officer of the Company or its Affiliates, or to or for any family member or Affiliate of any director or executive officer of the Company or its Affiliates or (b) made any material modification to the term of any personal loan to any director or executive officer of Company or its Affiliates, or any family member or Affiliate of any director or executive officer of the Company or its Affiliates.

Section 3.36 No Side Agreements. There are no binding agreements by, among or between the Company or any of its Affiliates, on the one hand, and any of Alliance HealthCare Services Inc., Thaihot Investment Company US Limited, and Thaihot Investment Co., LTD. or any of their respective Affiliates, on the other hand, with respect to the transactions contemplated by the Acquisition Agreement other than the Acquisition Agreement and any other Contract explicitly mentioned therein.

Section 3.37 Acquisition Agreement. The Company has provided to the Purchaser true, correct and complete copies of the Acquisition Agreement and all Contracts contemplated therein and attached thereto. To the Knowledge of the Company, (i) there have been no disputes or claims among the parties to the Acquisition Agreement, or any of them, with respect to the transactions contemplated thereby, (ii) all representations and warranties set forth in the Acquisition Agreement are true and correct in all material respects, and (iii) there are no facts or circumstances that would reasonably be expected to cause the transactions contemplated by the Acquisition Agreement to not be consummated on or prior to the Outside Date.

Section 3.38 Canadian Legends. Subject to the Purchaser’s representations and warranties in Article IV being true and correct, the Company represents and warrants that the Purchased Shares, the Warrants and the Warrant Shares are not required to bear a restriction legend under Canadian Securities Laws or the requirements of the TSX.

Section 3.39 Section 125 Matters. Prior to the Date of this Agreement, the shareholders of the Company have validly approved and authorized the Board to determine the number of directors to serve on the board of directors of the Company within the minimum and maximum number of directors as provided for in its articles of 3 and 10, respectively, in accordance with Section 125(3) of the Business Corporations Act (Ontario) and such approval (a) was unconditional and (b) remains in full force and effect, unamended.

Section 3.40 Shareholder Written Consents. Prior to the date of this Agreement, the Company has made available to the Purchaser written consents approving the exercisability of the Financing Warrants to be issued at the Initial Closing, on the form approved in section 3 of the TSX Conditional Approval and executed by the Majority Disinterested Shareholders (the “Written Consents”) and the Written Consents have validly approved and authorized the exercise of the Series A Warrants and such approval (a) was unconditional and (b) remains in full force and effect, unamended.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES AND

COVENANTS OF THE PURCHASER

The Purchaser represents and warrants and covenants to the Company as follows:

Section 4.01 Existence. The Purchaser is duly organized and validly existing and in good standing under the Laws of its state of formation, with all necessary power and authority to own properties and to conduct its business as currently conducted.

Section 4.02 Authorization, Enforceability. The Purchaser has all necessary legal power and authority to enter into, deliver and perform its obligations under the Transaction Documents to which it is a party. The execution, delivery and performance of such Transaction Documents by the Purchaser and the consummation by it of the transactions contemplated thereby have been duly and validly authorized by all necessary legal action, and no further consent or authorization of the Purchaser is required. Each of the Transaction Documents to which the Purchaser is a party has been duly executed and delivered by the Purchaser, where applicable, and constitutes a legal, valid and binding obligation of the Purchaser; provided that, with respect to each such agreement, the enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws from time to time in effect affecting creditors’ rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law).

Section 4.03 No Breach. The execution, delivery and performance of the Transaction Documents to which the Purchaser is a party by the Purchaser and the consummation by the Purchaser of the transactions contemplated thereby will not (a) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any material agreement to which the Purchaser is a party or by which the Purchaser is bound or to which any of the property or assets of the Purchaser is subject, (b) conflict with or result in any violation of the provisions of the Organizational Documents of the Purchaser, or (c) violate any Law of any Governmental Authority or body having jurisdiction over the Purchaser or the property or assets of the Purchaser, except in the case of clauses (a) and (c), for such conflicts, breaches, violations or defaults as would not prevent the consummation of the transactions contemplated by such Transaction Documents.

Section 4.04 Certain Fees. No fees or commissions are or will be payable by the Purchaser to brokers, finders or investment bankers with respect to the purchase of any of the Purchased Shares or Warrants or the consummation of the transactions contemplated by this Agreement or the other Transaction Documents. The Purchaser agrees that it will indemnify and hold harmless the Company from and against any and all claims, demands, or liabilities for broker’s, finder’s, placement, or other similar fees or commissions incurred by the Purchaser or alleged to have been incurred by the Purchaser in connection with the consummation of the transactions contemplated by this Agreement.

Section 4.05 Unregistered Securities.

(a) Accredited Investor Status; Sophisticated Purchaser. The Purchaser is an “accredited investor” within the meaning of Rule 501 under the Securities Act and is able to bear the risk of its investment in the Series A Notes, the Purchased Shares, the Warrants and the Warrant Shares, as applicable. The Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of the Series A Notes, Purchased Shares, the Warrants and the Warrant Shares, as applicable.

(b) Information. The Purchaser and its Representatives have been furnished with all materials relating to the business, finances and operations of the Company that have been requested and materials relating to the offer and sale of the Series A Notes, Purchased Shares, Warrants and Warrant Shares that have been requested by the Purchaser. The Purchaser and its Representatives have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted at any time by the Purchaser and its Representatives shall modify, amend or affect the Purchaser’s right (i) to rely on the Company’s representations and warranties contained in Article III above or (ii) to indemnification or any other remedy based on, or with respect to the accuracy or inaccuracy of, or compliance with, the representations, warranties, covenants and agreements in any Transaction Document. The Purchaser understands that its purchase of the Series A Notes, Purchased Shares and Warrants involves a high degree of risk. The Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Series A Notes, Purchased Shares and Warrants.

(c) Cooperation. The Purchaser shall cooperate reasonably with the Company to provide any information necessary for any applicable securities filings.

(d) Legends. The Purchaser understands that, until such time as the Series A Notes, Purchased Shares, Warrants and Warrant Shares, as applicable, have been sold pursuant to an effective registration statement under the Securities Act, or the Series A Notes, Purchased Shares, Warrants and Warrant Shares, as applicable, are eligible for resale pursuant to Rule 144 promulgated under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Series A Notes, Purchased Shares, Warrants and Warrant Shares will bear a restrictive legend.

(e) Purchase Representation. The Purchaser is purchasing the Series A Notes, the Purchased Shares and the Warrants for its own account and not with a view to distribution in violation of any securities laws. The Purchaser has been advised and understands that neither the Series A Notes, the Purchased Shares, the Warrants nor the Warrant Shares have been registered under the Securities Act or under the “blue sky” laws of any jurisdiction and may be resold only if registered pursuant to the provisions of the Securities Act (or if eligible, pursuant to the provisions of Rule 144 promulgated under the Securities Act or pursuant to another available exemption from the registration requirements of the Securities Act). The Purchaser has been advised and understands that the Company and Akumin Corp, in issuing the Series A Notes, the Purchased Shares and the Warrants, are relying upon, among other things, the representations and warranties of the Purchaser contained in this Article IV in concluding that each such issuance is a “private offering” and is exempt from the registration provisions of the Securities Act and the prospectus requirements of applicable securities laws in Canada. The Purchaser is purchasing the Common Shares from, and receiving the Warrants, outside of Canada, and the Purchaser is acquiring all such Common Shares and Warrants with investment intent and not with a view to distribution.

(f) Rule 144. The Purchaser understands that there is no public trading market for the Warrants, that none is expected to develop and that the Warrants and the Warrant Shares must be held indefinitely unless and until the Warrants or the Warrant Shares, as applicable, are registered under the Securities Act or an exemption from registration is available. The Purchaser has been advised of and is aware of the provisions of Rule 144 promulgated under the Securities Act.

(g) Reliance by the Company. The Purchaser understands that the Series A Notes, the Purchased Shares and the Warrants are being offered and sold in reliance on a transactional exemption from the registration requirements of federal and state securities Laws in the United States and the prospectus requirements of securities laws in Canada, and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of the Purchaser to acquire the Series A Notes, the Purchased Shares and the Warrants and the Warrant Shares issuable upon exercise thereof.

Section 4.06 Sufficient Funds.

(a) The Purchaser will have available to it at each Closing sufficient funds to enable the Purchaser to pay in full at such Closing the entire amount of the Purchase Price payable at such Closing (minus, in the case of the Initial Closing, the Transaction Fee) in immediately available cash funds.

(b) The Purchaser has provided to the Company a true, correct and complete copy of the Commitment Letter which shall remain in full force and effect as of the date hereof and each Closing Date. There are no facts or circumstances that would reasonably be expected to cause the commitments contemplated by the Commitment Letter to be unavailable on any Closing Date. The Purchaser acknowledges that the Company is relying on the Commitment Letter as a third-party beneficiary thereunder.

ARTICLE V.

COVENANTS

Section 5.01 Conduct of Business. During the period commencing on the date of this Agreement and ending on the Initial Closing Date, each of the Company Entities will use commercially reasonable efforts to conduct its business in the ordinary course of business (other than as contemplated by the Acquisition Agreement), and preserve intact its existence and business organization, Permits, goodwill and present business relationships with all material customers, suppliers, licensors, distributors and others having significant business relationships with the Company Entities (or any of them), to the extent the Company believes in its reasonable discretion that such relationships are and continue to be beneficial to the Company Entities and their businesses and shall maintain and shall continue to operate in compliance with the Compliance Program; provided, however, that during such period, the Company shall provide reasonably prompt written notice to the Purchaser regarding any material adverse developments in respect of the foregoing. None of the Company Entities will (a) modify, amend or waive any provision of its Organizational Documents or the Acquisition Agreement (including those conditions set forth in Section 2.01 of the Acquisition Agreement) in a manner that is adverse to the Purchaser, in each case, without the prior written consent of the Purchaser, (b) following the Initial Closing Bringdown Date, take any action that would require Purchaser’s consent under a Series A Note other than as expressly contemplated by the Transaction Documents without the need for the consent of the Purchaser or (c) enter into any Contract with respect to any of the foregoing.

Section 5.02 Listing of Shares. Prior to each applicable Closing, the Company will use its reasonable best efforts to obtain approval for listing including, with respect to the Initial Closing, satisfaction of the conditions set forth in the TSX Conditional Approval (including delivery of the Written Consents in accordance therewith), of the Purchased Shares and the Warrant Shares on NASDAQ and the TSX. The Purchaser agrees to cause any necessary filings to be made to the TSX and/or NASDAQ, as applicable, in respect of itself and any director nominee to be appointed under the terms of the Board Director/Observer Rights Agreement to be submitted to the relevant exchange as promptly as practicable and in any event prior to the exercise of any Warrants issuable hereunder, and acknowledges that the clearance of any Personal Identification Forms or similar requirements by the relevant exchange is a condition to the exercise of such Warrants under the terms of the Warrant Certificates.

Section 5.03 Cooperation; Further Assurances. Each of the Company and the Purchaser shall use its respective reasonable best efforts to obtain all approvals and consents required by or necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents. Each of the Company and the Purchaser agrees to execute and deliver all such documents or instruments, to take all commercially reasonable action and to do all other commercially reasonable things it determines to be necessary, proper or advisable under applicable Laws and regulations or as otherwise reasonably requested by the other to consummate the transactions contemplated by this Agreement.

Section 5.04 Use of Proceeds; Additional Senior Notes. The Company shall use the proceeds of the issuance of the Series A Note issued at the Initial Closing and the offering and sale of the Purchased Shares and Warrants consummated at the Initial Closing (which, for the avoidance of doubt, is subject to the applicable conditions set forth in Section 2.04, Section 2.05 and Section 2.06 and shall in no event be in an amount less than the Minimum Purchase Price or more than the Commitment Cap) solely to make the payments it is required to make pursuant to the Acquisition Agreement. The Company shall use the proceeds of the issuance of a Series A Note and the offering and sale of Warrants consummated at any Subsequent Closing to finance future organic growth of the Company consistent, in each case, with the details provided in one or multiple Growth Capital Notices. Between the date hereof and the Initial Closing Date, the Company shall use commercially reasonable efforts to market and pursue commitments from third parties for Additional Senior Notes and shall issue such Additional Senior Notes, if any, concurrently with the Initial Closing. If, after giving effect to the consummation of the Additional Senior Notes offering, the pro forma Consolidated First Lien Leverage Ratio at the Initial Closing (calculated in accordance with the 2025 Senior Secured Notes Indenture) meets or exceeds 5.0:1.0 or the pro forma Consolidated Fixed Charge Coverage Ratio at the Initial Closing (calculated in accordance with the 2025 Senior Secured Notes Indenture) is equal to or less than 2.0:1:0, the incurrence by the Company Entities of such Additional Senior Notes shall require the prior written consent of Purchaser. If the Company secures commitments for the purchase of Additional Senior Notes in an amount less than or equal to the Backstop Commitment, and closes on such commitments at the Initial Closing, then the Company shall use the proceeds thereof solely to make the payments it is required to make pursuant to the Acquisition Agreement. If the Company secures commitments for the purchase of Additional Senior Notes in excess of the Backstop Commitment, and closes on such commitments at the Initial Closing, then the Company shall use the proceeds thereof (a) first, to make the payments it is required to make pursuant to the Acquisition Agreement after application of the proceeds of the issuance of the Series A Note issued at the Initial Closing and the offering and sale of the Purchased Shares and Warrants consummated at the Initial Closing as set forth in the first sentence of this Section 5.04 and (b) second, for general corporate purposes. For the avoidance of doubt, nothing herein shall prohibit dividends or other distributions directly or indirectly to the Company for the purpose of, and will not otherwise affect the Company’s ability to make, principal or interest payments on the 2020 Revolving Credit Agreement, the indentures governing the Senior Secured Notes due 2025 and the indenture(s) governing any Additional Senior Notes or any other indebtedness.

Section 5.05 Meeting of Shareholders. As promptly as practicable following the Initial Closing Date, the Company shall take such actions as are required (including by seeking specific performance of the Voting Support Agreement) to (a) duly notice and call a special meeting of the shareholders of the Company as promptly as practicable following the Initial Closing Date (but in any event no later than 90 days following the Initial Closing) (the “Special Meeting”), (b) submit to the shareholders for approval at such meeting the appointment of a designee of the Purchaser to the Company’s board of directors, in each case, subject to the occurrence of the Initial Closing (the “Shareholder Approval Matters”) and (c) secure votes (including by proxy) from shareholders necessary in order to approve the Shareholder Approval Matters. Notwithstanding the foregoing, if the Company (A) reasonably determines that there are insufficient votes present and voting in favor of the Shareholder Approval Matters to approve the Shareholder Approval Matters, the Company shall adjourn or postpone the Special Meeting to a later date and time and use commercially reasonable efforts to solicit the necessary votes in advance of such adjourned or postponed Special Meeting, and (B) has previously obtained the approval of any such Shareholder Approval Matters by written consent of the majority of the Company’s disinterested shareholders (provided that such approval by written consent has been approved by the TSX), then no such approval shall be sought at the Special Meeting. The Company shall use its reasonable best efforts to obtain (and deliver to Purchaser) Voting Support Agreements, executed by shareholders representing a majority of the Common Shares, as promptly as practicable after the date hereof and, in any event, prior to the date of any Special Meeting.

ARTICLE VI.

INDEMNIFICATION, COSTS AND EXPENSES

Section 6.01 Indemnification by the Company. The Company and Akumin Corp jointly and severally agree to indemnify the Purchaser and its Representatives (collectively, “Purchaser Related Parties”) from costs, losses, liabilities, damages or expenses of any kind or nature whatsoever, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands and causes of action, and, in connection therewith, promptly upon demand, pay or reimburse each of them for all costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them), whether or not involving a Third-Party Claim, as a result of, arising out of, or in any way related to (a) the failure of any of the representations or warranties made by the Company and Akumin Corp contained herein to be true and correct in all material respects (other than those representations and warranties contained in Section 3.01, Section 3.02, Section 3.03, Section 3.12(a), Section 3.13, Section 3.14, Section 3.17, Section 3.36, Section 3.37 or Section 3.39 or other representations and warranties that are qualified by materiality or Material Adverse Effect, which, in each case, shall be true and correct in all respects) when made and as of the Initial Closing Bringdown Date or any Subsequent Closing Date (except for any representations and warranties made as of a specific date, which shall be required to be true and correct as of such date only) or (b) the breach of any covenants of the Company or Akumin Corp contained herein; provided that, in the case of the immediately preceding clause (a), such claim for indemnification is made prior to the expiration of the survival period of such representation or warranty; provided, further, that for purposes of determining when an indemnification claim has been made, the date upon which a Purchaser Related Party shall have given notice (stating in reasonable detail the basis of the claim for indemnification) to the Company shall constitute the date upon which such claim has been made. No Purchaser Related Party shall be entitled to recover special, indirect, exemplary, lost profits, speculative or punitive damages under this Section 6.01; provided, however, that such limitation shall not prevent any Purchaser Related Party from recovering under this Section 6.01 for any such damages to the extent that such damages are in the form of diminution in value or are payable to a third party in connection with any Third-Party Claims.

Section 6.02 Indemnification by the Purchaser. The Purchaser agrees to indemnify the Company and its Representatives (collectively, “Company Related Parties”) from, costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands, and causes of action, and, in connection therewith, promptly upon demand, pay or reimburse each of them for all costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them), whether or not involving a Third-Party Claim, as a result of, arising out of, or in any way related to (a) the failure of any of the representations or warranties made by the Purchaser contained herein to be true and correct in all material respects as of the date made (except to the extent any representation or warranty includes the word “material,” Material Adverse Effect or words of similar import, with respect to which such representation or warranty, or applicable portions thereof, must have been true and correct) or (b) the breach of any of the covenants of the Purchaser contained herein; provided that, in the case of the immediately preceding clause (a), such claim for indemnification relating to a breach of any representation or warranty is made prior to the expiration of the survival period of such representation or warranty; and provided, further, that for purposes of determining when an indemnification claim has been made, the date upon which a Company Related Party shall have given notice (stating in reasonable detail the basis of the claim for indemnification) to the Purchaser shall constitute the date upon which such claim has been made; and provided, further, that the liability of the Purchaser shall not be greater in amount than the sum of the aggregate Purchase Price (minus the Transaction Fee) actually paid or, assuming the satisfaction or waiver of all applicable conditions set forth in Section 2.04 and Section 2.05, obligated to be paid at all Closings. No Company Related Party shall be entitled to recover special, indirect, exemplary, lost profits, speculative or punitive damages under this Section 6.02; provided, however, that such limitation shall not prevent any Company Related Party from recovering under this Section 6.02 for any such damages to the extent that such damages are in the form of diminution in value or are payable to a third party in connection with any Third-Party Claims.

Section 6.03 Indemnification Procedure.

(a) A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the party from whom indemnification is sought; provided, however, that failure to so notify the indemnifying party shall not preclude the Indemnified Party from any indemnification which it may claim in accordance with this Article VI, except to the extent that the Indemnifying Party is materially prejudiced by such failure.

(b) Promptly after any Company Related Party or Purchaser Related Party (hereinafter, the “Indemnified Party”) has received notice of any indemnifiable claim hereunder, or the commencement of any action, suit or proceeding by a third person, which the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement (each a “Third-Party Claim”), the Indemnified Party shall give the indemnitor hereunder (the “Indemnifying Party”) written notice of such Third-Party Claim, but failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure. Such notice shall state the nature and the basis of such Third-Party Claim to the extent then known. The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel who shall be reasonably acceptable to the Indemnified Party, any such matter as long as the Indemnifying Party pursues the same diligently and in good faith. If the Indemnifying Party undertakes to defend or settle, it shall promptly, and in no event later than 10 days, notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and the settlement thereof. Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party’s possession or control. Such cooperation of the Indemnified Party shall be at the cost of the Indemnifying Party. After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (i) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof and (ii) if (A) the Indemnifying Party has, within 10 Business Days of when the Indemnified Party provides written notice of a Third-Party Claim, failed (1) to assume the defense or employ counsel reasonably acceptable to the Indemnified Party or (2) to notify the Indemnified Party of such assumption or

(B) if the defendants in any such action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then the Indemnified Party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle any indemnified claim without the consent of the Indemnified Party, unless the settlement thereof imposes no liability or obligation on, and includes a complete release from liability of, and does not include any admission of wrongdoing or malfeasance by, the Indemnified Party.

Section 6.04 Tax Matters. All indemnification payments under this Article VI shall be adjustments to the aggregate Purchase Price paid at all Closings except as otherwise required by applicable Law.

ARTICLE VII.

TERMINATION

Section 7.01 Termination. This Agreement may be terminated at any time prior to the Closing at which the aggregate amount drawn by the Company Entities hereunder at such Closing and all prior Closings equals the Commitment Cap or, if no such Closing occurs, the expiration of the Growth Capital Commitment Period:

(a) by mutual written consent of the Company and the Purchaser;

(b) by written notice from either the Company or the Purchaser, if any Governmental Authority with lawful jurisdiction shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the transactions contemplated by the Transaction Documents that have not yet been consummated as of such date and such order, decree, ruling or other action is or shall have become final and nonappealable; or

(c) by written notice from the Purchaser, if the Initial Closing does not occur by 11:59 p.m. on the Drop-Dead Date.

In addition, this Agreement shall terminate automatically and without further action by or on behalf of any Person immediately upon the termination, if any, of the Acquisition Agreement.

Section 7.02 Certain Effects of Termination. In the event that this Agreement is terminated pursuant to Section 7.01:

(a) except as set forth in Section 7.02(b), this Agreement shall become null and void and have no further force or effect, but the parties shall not be released from any liability arising from or in connection with any breach hereof occurring prior to such termination;

(b) regardless of any purported termination of this Agreement, the provisions of Section 5.04 (if any one or multiple Closings have occurred as of the date of such termination), Section 5.05 (if the Initial Closing has occurred as of the date of such termination), Article VI and all indemnification rights and obligations of the Company, Akumin Corp and the Purchaser thereunder, this Section 7.02 and the provisions of Article VIII shall remain operative and in full force and effect as among the Company, Akumin Corp and the Purchaser, unless the Company and the Purchaser execute a writing that expressly (with specific references to the applicable Articles, Sections or subsections of this Agreement) terminates such rights and obligations as among the Company, Akumin Corp and the Purchaser; and

(c) the Confidentiality Agreement shall remain in effect in accordance with Section 8.06(a).

ARTICLE VIII.

MISCELLANEOUS

Section 8.01 Expenses. Except as otherwise set forth herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the Transaction Documents and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

.

Section 8.02 Interpretation. Article, Section, Schedule and Exhibit references in this Agreement are references to the corresponding Article, Section, Schedule or Exhibit to this Agreement, unless otherwise specified. All Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. All references to instruments, documents, Contracts and agreements are references to such instruments, documents, Contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. All references to statutes are references to such statutes as the same may be amended, supplemented and otherwise modified from time to time, any successor statutes thereto, and any implementing rules or regulations promulgated thereunder or in connection therewith. The word “including” shall mean “including but not limited to” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. Whenever the Company has an obligation under the Transaction Documents, the expense of complying with that obligation shall be an expense of the Company unless otherwise specified. Any reference in this Agreement to “$” shall mean U.S. dollars. Whenever any determination, consent or approval is to be made or given by the Purchaser, such action shall be in the Purchaser’s sole discretion, unless otherwise specified in this Agreement. If any provision in the Transaction Documents is held to be illegal, invalid, not binding or unenforceable, (a) such provision shall be fully severable and the Transaction Documents shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of the Transaction Documents, and the remaining provisions shall remain in full force and effect, and (b) the parties hereto shall negotiate in good faith to modify the Transaction Documents so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to the Transaction Documents, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. Any words imparting the singular number only shall include the plural and vice versa. The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. The word “or” shall be disjunctive but not exclusive.

Section 8.03 Survival of Provisions. The representations and warranties set forth in Section 3.01, Section 3.02, Section 3.03, Section 3.12(a), Section 3.13, Section 3.17, Section 4.01, Section 4.02, Section 4.04, Section 4.05(a), Section 4.05(b) and Section 4.05(e) hereunder shall survive the execution and delivery of this Agreement indefinitely, the representations and warranties set forth in Section 3.26 shall survive until 60 days after the applicable statute of limitations (taking into account any extensions thereof) and the other representations and warranties set forth herein shall survive for a period of 12 months following any Closing Date, regardless of any investigation made by or on behalf of the Company or the Purchaser. The covenants made in this Agreement or any other Transaction Document shall survive each Closing and remain operative and in full force and effect regardless of acceptance of any of the Purchased Shares and Warrants and payment therefor and repayment or repurchase thereof. Regardless of any purported general termination of this Agreement, the provisions of Section 5.04 (if any one or multiple Closings have occurred as of the date of such termination), Section 5.05 (if the Initial Closing has occurred as of the date of such termination), Article VI and all indemnification rights and obligations of the Company, Akumin Corp and the Purchaser thereunder, and this Article VIII shall remain operative and in full force and effect as among the Company, Akumin Corp and the Purchaser, unless the Company and the Purchaser execute a writing that expressly (with specific references to the applicable Section or subsection of this Agreement) terminates such rights and obligations as among the Company, Akumin Corp and the Purchaser.

Section 8.04 No Waiver: Modifications in Writing.

(a) Delay. No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

(b) Specific Waiver. Except as otherwise provided herein, no amendment, waiver, consent, modification or termination of any provision of any Transaction Document shall be effective unless signed by each of the parties thereto affected by such amendment, waiver, consent, modification or termination. Any amendment, supplement or modification of or to any provision of any Transaction Document, any waiver of any provision of any Transaction Document and any consent to any departure by the Company from the terms of any provision of any Transaction Document shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances. Any investigation by or on behalf of any party shall not be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.

Section 8.05 Binding Effect. This Agreement shall be binding upon the Company, Akumin Corp, the Purchaser and their respective successors and permitted assigns. Except as expressly provided in Section 8.14, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and permitted assigns.

Section 8.06 Non-Disclosure.

(a) This Agreement shall not impact the terms and provisions of the Confidentiality Agreement. The Confidentiality Agreement shall continue to be in full force and effect, pursuant to the terms and conditions thereof, but for the avoidance of doubt, Confidential Information (as defined in the Confidentiality Agreement) only refers to information furnished by or on behalf of the Company prior to the date hereof.

(b) From and after the date hereof, the Company and any of its Representatives may disclose the identity of, or any other information concerning, the Purchaser or any of its Affiliates in filings made by the Company with the Commission or the Canadian Securities Commissions only after providing the Purchaser a reasonable opportunity to review and comment on such disclosure (with such comments being incorporated or reflected, to the extent reasonable, in any such disclosure). The Company shall provide the Purchaser a reasonable advance opportunity to review any version of the Transaction Documents the Company proposes to file publicly and any filings made with the Commission or the Canadian Securities Commissions and to suggest redactions thereto (with such redactions being incorporated or reflected, to the extent reasonable, in any such disclosure). Notwithstanding the foregoing, nothing in this Section 8.06 shall delay any required filing or other disclosure with NASDAQ, TSX or any Governmental Authority or otherwise hinder the Company Entities’ or their Representatives’ ability to timely comply with all Laws or rules and regulations of NASDAQ, TSX or any other Governmental Authority.

(c) Notwithstanding anything to the contrary in this Section 8.06, the Company and Akumin Corp agree that the Purchaser may (i) publicize its ownership in the Company, as well as the identity of the Company, the size of the investment and its pricing terms with respect to the Series A Notes, Common Shares and Warrants on its internet site or in marketing materials, press releases, published “tombstone” announcements or any other print or electronic medium and (ii) display the Company’s corporate logo in conjunction with any such reference.

Section 8.07 Communications. All notices and demands provided for hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, telecopy, electronic mail, air courier guaranteeing overnight delivery or personal delivery to the following addresses

(a)	If to the Purchaser, to:

Stonepeak Magnet Holdings LP

55 Hudson Yards

550 W. 34th Street – 48th Floor

New York, NY 10001

Attention: James Wyper and Adrienne Saunders

Email: [Redacted—personal information]

and

Sidley Austin LLP (counsel to the Purchaser)

1000 Louisiana Street

Suite 5900

Houston, TX 77002

Attention: Tim Chandler and Ryan Scofield

Email: tim.chandler@sidley.com; rscofield@sidley.com

(b)	If to the Company or Akumin Corp, to:

Akumin Inc.

8300 W Sunrise Blvd.

Plantation, FL 33322

Attention: Riadh Zine and Matthew Cameron

Email: [Redacted—personal information]

with a copy to (which shall not constitute notice): Stikeman Elliott

5300 Commerce Court West 199 Bay Street

Toronto Ontario M5L 1B9 Canada

Attention: Dee Rajpal

Email: drajpal@strikeman.com

or to such other address as the Company or the Purchaser may designate by a notice delivered in accordance with this Section 8.07. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by certified or registered mail, return receipt requested, or regular mail, if mailed; upon actual receipt of the facsimile, if sent via facsimile; when sent, if sent by electronic mail prior to 5:00 pm Eastern time on a Business Day, or on the next succeeding Business Day, if not; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Section 8.08 Removal of Legend. In connection with a sale of Purchased Shares or Warrant Shares by the Purchaser in reliance on Rule 144 promulgated under the Securities Act, the Purchaser or its broker shall deliver to the Company a broker representation letter providing to the Company any information the Company deems necessary to determine that the sale of such Purchased Shares or Warrant Shares is made in compliance with Rule 144 promulgated under the Securities Act, including, as may be appropriate, a certification that the Purchaser is not an Affiliate of the Company (as defined in Rule 144 promulgated under the Securities Act) and a certification as to the length of time the such shares have been held. Upon receipt of such representation letter, the Company shall promptly remove the notation of any restrictive legend in the Purchaser’s book- entry account maintained by the Company, including the legend referred to in Section 4.05, and the Company shall bear all costs associated with the removal of such legend in the Company’s books. At such time as the Purchased Shares or Warrant Shares have been sold pursuant to an effective registration statement under the Securities Act or have been held by the Purchaser for more than one year where the Purchaser is not, and has not been in the preceding three months, an affiliate of the Company (as defined in Rule 144 promulgated under the Securities Act), if the book-entry account of the Purchaser still bears the notation of the restrictive legend referred to in Section 4.05, the Company agrees, upon request of the Purchaser or its permitted assignee, to take all steps necessary to promptly effect the removal of the legend described in Section 4.05, and the Company shall bear all costs associated with the removal of such legend in the Company’s books, regardless of whether the request is made in connection with a sale or otherwise, so long as the Purchaser or its permitted assignee provides to the Company any information the Company deems reasonably necessary to determine that the legend is no longer required under the Securities Act or applicable state Laws, including (if there is no such registration statement) a certification that the holder is not an Affiliate of the Company (as defined in Rule 144 promulgated under the Securities Act), a covenant to inform the Company if it should thereafter become an affiliate (as defined in Rule 144 promulgated under the Securities Act) and to consent to the notation of an appropriate restriction, and a certification as to the length of time such shares have been held. The Company shall cooperate with the Purchaser to effect the removal of the legend referred to in Section 4.05 at any time such legend is no longer appropriate.

Section 8.09 Assignment. The Purchaser may assign its rights to fund any Series A Note or to purchase the Purchased Shares or the Warrants under this Agreement, in whole or in part; provided that (i) any assignee must agree in writing to assume all of the rights and obligations of the Purchaser in respect of the assigned rights under this Agreement, including for greater certainty the restrictions on assignment set out in this Section 8.09, (ii) any assignee must provide an equity commitment letter or similar credit assurances on terms substantially similar to the Commitment Letter and (iii) such assignments shall not be made to any non-U.S. resident individual, non-U.S. corporation or partnership, or any other non-U.S. entity, including any foreign governmental entity, including by means of any swap or other transaction or arrangement that transfers or that is designed to, or that might reasonably be expected to, result in the transfer to another, in whole or in part, of any of the economic consequences of ownership of any Series A Note, Purchased Shares or Warrants; provided, further, that no such assignment shall be made to an Industry Competitor. If such assignee consummates the purchase of any applicable Series A Notes, Purchased Shares and Warrants at any applicable Closing, then, at such Closing, the Purchaser shall be released in full from its obligations under this Agreement with respect to the assigned portion of the amount funded under such Series A Notes, Purchased Shares and Warrants.

Section 8.10 Entire Agreement. This Agreement, the other Transaction Documents, the Confidentiality Agreement and the other agreements and documents referred to herein are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to in this Agreement, the other Transaction Documents or the Confidentiality Agreement with respect to the rights granted by the Company or any of its Affiliates or the Purchaser or any of its Affiliates. This Agreement, the other Transaction Documents, the Confidentiality Agreement and the other agreements and documents referred to herein or therein supersede all prior agreements and understandings among the parties with respect to such subject matter.

Section 8.11 Governing Law: Submission to Jurisdiction. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), will be construed in accordance with and governed by the Laws of the State of New York without regard to principles of conflicts of laws. Any action against any party relating to the foregoing shall be brought in any federal or state court of competent jurisdiction located within the State of New York, and the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any such action. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Notwithstanding the foregoing, for the purpose of determining whether any actions taken have been performed in accordance with the terms of the Acquisition Agreement, such determination will be construed in accordance with and governed by the Laws of the State of Delaware without regard to principles of conflicts of laws.

Section 8.12 Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, AND AGREES TO CAUSE ITS AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (a) ARISING UNDER THIS AGREEMENT OR (b) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 8.13 Exclusive Remedy.

(a) Each party hereto hereby acknowledges and agrees that the rights of each party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, if any party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching party may be without an adequate remedy at law. If any party violates or fails or refuses to perform any covenant or agreement made by such party herein, the non-breaching party subject to the terms hereof and in addition to any remedy at law for damages or other relief, may (at any time prior to the valid termination of this Agreement pursuant to Article VII) institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

(b) The sole and exclusive remedy for any and all claims arising under, out of, or related to this Agreement or the transactions contemplated hereby, shall be the rights of indemnification set forth in Article VI only, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties hereto to the fullest extent permitted by Law. Notwithstanding anything in the foregoing to the contrary, nothing in this Agreement shall limit or otherwise restrict a fraud claim brought by any party hereto or the right to seek specific performance pursuant to Section 8.13(a).

Section 8.14 No Recourse Against Others.

(a) All claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are expressly limited to) the Company, Akumin Corp and the Purchaser, provided that the Company and Akumin Corp. shall also be entitled to recourse against the Commitment Provider to the extent provided in the Commitment Letter as third party beneficiaries thereunder (the “Company Third Party Rights”). Other than in connection with the Company Third Party Rights, no Person other than the Company, Akumin Corp or the Purchaser, including no member, partner, shareholder, Affiliate or Representative thereof, nor any member, partner, shareholder, Affiliate or Representative of any of the foregoing (each of the foregoing, the “Non-Recourse Parties”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach; and, to the maximum extent permitted by Law, other than in connection with the Company Third Party Rights, each of the Company, Akumin Corp and the Purchaser hereby waives and releases all such liabilities, claims, causes of action and obligations against any such third Person.

(b) Without limiting the foregoing, other than in respect of the Company Third Party Rights, to the maximum extent permitted by Law, (i) each of the Company, Akumin Corp and the Purchaser hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of the other or otherwise impose liability of the other on any third Person in respect of the transactions contemplated hereby, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise; and (ii) each of the Company, Akumin Corp and the Purchaser disclaims any reliance upon any third Person with respect to the performance of this Agreement or any representation or warranty made in, in connection with or as an inducement to this Agreement.

Section 8.15 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the Company, Akumin Corp, the Purchaser and, for purposes of Section 8.14 only, the Non-Recourse Parties, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.16 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement.

Section 8.17 Series A Notes. Notwithstanding that the Company is not a party to the Series A Note, the Company hereby acknowledges and agrees that (A) if Akumin Corp elects to make a Cash Interest (as defined in the Series A Note) payment, the Purchaser may request the Company’s assistance to identify any shareholder(s) of the Company who may be seeking to sell their shares of the Company and the Company agrees to use commercially reasonable efforts to provide such requested assistance), (B) in connection with any exercise of the rights of Holder (as defined in the Series A Note) under Section 8(b) of the Series A Note, the Company hereby acknowledges and agrees that the rights of Holder in (i) the second and third sentence of Section 8(a) of the Series A Note and (ii) section 8(b)(B) of the Series A Note, in each case of the foregoing clauses (i) and (ii), shall apply to the Company as if it were the issuer under the Series A Note and Holder shall have the right to enforce such clauses (i) and (ii) against the Company, and (C) the obligations of the Company as referenced in Section 7(c)(ii) through (vi), Section 9(a) of the Series A Note shall apply to the Company as if it were the issuer under the Series A Note and Holder shall have the right to enforce such clauses against the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

AKUMIN INC.

By:	(signed) “Riadh Zine”
Name:	Riadh Zine-El-Abidine
Title:	President and Chief Executive Officer

AKUMIN CORP.

By:	(signed) “Riadh Zine”
Name:	Riadh Zine-El-Abidine
Title:	President and Chief Executive Officer

[Signature Page to Series A Notes and Common Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

PURCHASER:

STONEPEAK MAGNET HOLDINGS LP
By:	Stonepeak Associates IV LLC, its general partner

By:	(signed) “James Wyper”
Name:	James Wyper
Title:	Senior Managing Director

[Signature Page to Series A Notes and Common Share Purchase Agreement]

EXHIBIT A-1

CANADIAN LEGAL OPINION MATTERS

Exhibit A-1

CANADIAN LEGAL OPINION MATTERS

1.	Akumin Inc. is a corporation amalgamated under the Business Corporations Act (Ontario) and has not been dissolved.

2.	Akumin Inc. has the corporate power and capacity to own and lease assets and to carry on business.

3.

Akumin Inc. has the corporate power and capacity to execute and deliver each of the Purchase Agreement, the Registration Rights Agreement, the Board Director/Observer Agreement, and the Series A Warrant Certificate (the “Akumin Inc Documents”) and to perform its obligations thereunder.

4.	Akumin Inc. has taken all necessary corporate action to authorize the execution and delivery of each of the Akumin Inc Documents and the performance of its obligations thereunder.

5.

Akumin Inc. has taken all necessary corporate action to issue, sell and deliver the Common Shares to the Purchaser and, upon receipt by Akumin Inc. of payment therefor from the Purchaser as provided in the Purchase Agreement, the Common Shares will have been validly issued by Akumin Inc. as fully paid and non-assessable common shares in the capital of Akumin Inc.

6.

Akumin Inc. has taken all necessary corporate action to create, issue, sell and deliver the Warrants to the Purchaser, and to reserve, allot, issue and deliver the Warrant Shares pursuant to the terms of the Series A Warrant Certificate and the Purchase Agreement and, upon receipt by Akumin Inc. of consideration for the Warrants from the Purchaser as provided in the Purchase Agreement, the Warrants will have been, and upon receipt of the exercise price therefor, the Warrant Shares when issued in accordance with the Series A Warrant Certificate will be, validly created and issued by Akumin Inc., and in the case of the Warrant Shares as fully paid and non- assessable common shares in the capital of Akumin Inc.

7.	Akumin Inc. has duly executed and delivered each of the Akumin Inc Documents.

8.	The execution and delivery by Akumin Inc. of each of the Akumin Inc Documents does not, and the performance by Akumin Inc. of its obligations thereunder does not and will not:

a.	contravene or result in a breach of or constitute a default under its articles or by- laws; or

b.	contravene any statute or regulation of the Province of Ontario or any statute or regulation of Canada applicable therein.

9.

The authorized capital of Akumin Inc. consists of an unlimited number of common shares and preferred shares, of which • common shares and no preferred shares were validly issued and outstanding as fully paid and non-assessable immediately prior to the closing of the sale of the Common Shares on the date hereof (without giving effect to the sale of any of the common shares issuable under the Acquisition Agreement, Common Shares or Warrants on the date hereof).

10.

The offering, issuance, sale and delivery of the Common Shares and the Warrants to the Purchaser in accordance with the terms and conditions of the Purchase Agreement is exempt from the prospectus requirements of the Securities Laws of the Province of Ontario, and no prospectus or other document is required to be filed, no proceedings are required to be taken and no approvals, permits, consents or authorizations of the securities commission or equivalent regulatory authorities in Ontario are required to be obtained by the Corporation under the Securities Laws of Ontario to permit such offering, issuance, sale and delivery.

11.

The issuance and delivery of Warrant Shares upon the due exercise of Warrants in accordance with the terms of the Series A Warrant Certificate will be exempt from the prospectus requirements of the Securities Laws of Ontario and no prospectus or other document must be filed, proceedings taken or approval, permit, consent or authorization obtained by the Corporation under such Securities Laws of Ontario to permit such issuance of Warrant Shares.

12.

The first trade in the Province of Ontario of Common Shares and Warrant Shares upon the due exercise of Warrants will not be a distribution in Ontario under the Securities Laws of Ontario that is subject to the prospectus requirements of the Securities Laws of the Province of Ontario unless the trade is a “control distribution”, as such term is defined in National Instrument 45-102.

EXHIBIT A-2

UNITED STATES LEGAL OPINION MATTERS

Exhibit A-1

UNITED STATES LEGAL OPINION MATTERS

1.	Akumin Corp. is a corporation in existence and in good standing under the laws of its jurisdiction of the State of Delaware.

2.	Akumin Corp. has the corporate power to execute and deliver each of the Purchase Agreement and the Series A Notes (the “Akumin Corp Documents”) and perform its obligations thereunder.

3.	Akumin Corp. has taken all necessary corporate action to authorize the execution and delivery of each of the Akumin Corp. Documents and the performance of its obligations thereunder.

4.

The Series A Notes to be issued and sold to the Purchaser by Akumin Corp. pursuant to the Purchase Agreement have been duly authorized in accordance with Akumin Corp’s Organizational Documents and, when issued and delivered to the Purchaser against payment therefor in accordance with the terms of the Purchase Agreement, will be validly issued.

5.

The execution and delivery by Akumin Inc. of the Akumin Inc. Documents and the performance by Akumin Inc. of the Akumin Inc. Documents do not require under present law or regulation of any governmental authority of the State of New York, any filing or registration by Akumin Inc. with, or approval or consent to Akumin Inc. of any governmental agency or authority of the State of New York that has not been made or obtained except (a) those required in the ordinary course of business in connection with the performance by Akumin Inc. of its obligations under the Akumin Inc. Documents, (b) those required to perfect security interests, if any, granted by Akumin Inc. thereunder, (c) those required pursuant to securities and other laws that may be applicable to the disposition of any collateral subject thereto and (d) filings registrations, consents or approvals not required to be made or obtained by the date hereof.

6.

The execution and delivery by Akumin Corp. of the Akumin Corp Documents and the performance by Akumin Corp. of the Akumin Corp Documents do not require under present law, regulation of any governmental authority of the State of New York, any filing or registration by Akumin Corp. with, or approval or consent to Akumin Corp. of any governmental agency or authority of the State of New York that has not been made or obtained except (a) those required in the ordinary course of business in connection with the performance by Akumin Corp. of its obligations under the Akumin Corp Documents, (b) those required to perfect security interests, if any, granted by Akumin Corp. thereunder, (c) those required pursuant to securities and other laws that may be applicable to the disposition of any collateral subject thereto and (d) filings registrations, consents or approvals not required to be made or obtained by the date hereof.

7.

Assuming the accuracy of the representations and warranties of the Purchaser, Akumin Inc. and Akumin Corp. contained in the Purchase Agreement, the offer, issuance and sale of the Purchased Shares and Warrants by Akumin Inc. and the Series A Notes by Akumin Corp., in each case, to the Purchaser solely in the manner contemplated by the Purchase Agreement, the Series A Note and the Series A Warrant Certificate, the issuance of the Warrant Shares upon exercise solely in the manner contemplated by the Series A Warrant Certificate and the applicable Warrants, are exempt from the registration requirements of the Securities Act; provided, however, that we express no opinion as to any subsequent sale or resale.

8.	Each of Akumin Inc. and Akumin Corp is not an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

9.

None of the offering, issuance or sale by Akumin Corp. of the Series A Notes, or the execution and delivery of the Akumin Corp Documents by Akumin Corp. or the consummation by Akumin Corp of the transactions contemplated thereby will result in a violation of (A) Akumin Corp’s Organizational Documents, (B) the General Corporation Law of the State of Delaware, or (C) any applicable Law of the State of New York, which in the case of clauses (B) or (C) would be reasonably expected to have a Material Adverse Effect.

10.

Each of the Akumin Corp Documents has been duly executed and delivered by Akumin Corp., and constitutes a valid and binding obligation of Akumin Corp., enforceable against it in accordance with its terms, except insofar as the enforceability thereof may be limited by (A) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws from time to time in effect affecting creditors’ rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law) and (B) public policy, applicable law relating to fiduciary duties and indemnification and an implied covenant of good faith and fair dealing.

11.

Each of the Akumin Inc. Documents constitutes a valid and binding obligation of Akumin Inc., enforceable against it in accordance with its terms, except insofar as the enforceability thereof may be limited by (A) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws from time to time in effect affecting creditors’ rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law) and (B) public policy, applicable law relating to fiduciary duties and indemnification and an implied covenant of good faith and fair dealing.

12.

The execution and delivery by Akumin Corp of the Series A Notes, and the consummation by Akumin Corp of the transactions provided thereunder, do not result in a breach of, or constitute a default under the 2020 Revolving Credit Agreement, the Indenture and the [indenture governing the Additional Senior Notes].

13.

Assuming Akumin Corp. applies the proceeds of the Series A Notes in the manner contemplated by, and subject to the limitations in the Akumin Corp Documents, the issuance of the Notes and such use of proceeds will not violate Regulations T, U and X of the Board of Governors of the Federal Reserve System.

Exhibit B

FORM OF SERIES A NOTE

Exhibit B-1

EXHIBIT B

FORM OF NOTE

THE SECURITY REPRESENTED HEREBY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND SUCH STATE SECURITIES LAWS, OR AN EXEMPTION FROM REGISTRATION THEREUNDER.

THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO TREAS. REG. SECTION 1.1275-3: THIS DEBT INSTRUMENT IS ISSUED WITH ORIGINAL ISSUE DISCOUNT. THE TREASURER OF THE ISSUER, AS A REPRESENTATIVE OF THE ISSUER, WILL MAKE AVAILABLE ON REQUEST TO THE HOLDER OF THIS NOTE THE FOLLOWING INFORMATION: ISSUE PRICE, AMOUNT OF ORIGINAL ISSUE DISCOUNT, ISSUE DATE, AND YIELD. THE ADDRESS OF THE ISSUER IS AKUMIN CORP., 8300 W SUNRISE BLVD. PLANTATION FL 33322, ATTENTION: RIADH ZINE / MATT CAMERON.

11.00% UNSECURED PIK TOGGLE SERIES A NOTE

Original Principal Amount: $[ ].00	Issue Date: [ ]

FOR VALUE RECEIVED. Akumin Corp., a Delaware corporation (the “Issuer”),

hereby promises to pay [    ] or its permitted registered assigns in accordance with the terms hereof (the “Holder”) the amount set out above as the Original Principal Amount, as such amount may be (i) increased pursuant to the payment of any PIK Interest (as defined below) as provided in Section 3 or (ii) reduced pursuant to any redemption or repayment effected in accordance with the terms hereof (the balance of such amount, as adjusted from time to time pursuant to the terms hereof, being the “Outstanding Principal Balance”), when due, whether upon the Maturity Date (including any premium payable with respect thereto on the Maturity Date pursuant to Section 2), acceleration, or otherwise (in each case in accordance with the terms hereof). This 11.00% Unsecured PIK Toggle Series A Note (this “Note”) is issued pursuant to the Purchase Agreement (as defined below).

SECTION 1. DEFINITIONS. Capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement. In addition, except as otherwise specified herein or as the context may otherwise require, for purposes of this Note, the following terms will have the respective meanings set forth below:

“Asset Sale” shall have the meaning given thereto in, and shall be determined in accordance with the terms and provisions of, the Senior Secured Note Indenture (as in effect as of the Signing Date).

“Bankruptcy Law” means Title 11, United States Code, or any similar U.S. Federal or state Law or Law of any other jurisdiction relating to bankruptcy, insolvency, winding-up, liquidation, reorganization or relief of debtors.

Exhibit B-1

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York or in the place of payment are authorized or required by law to close.

“Cash Interest” has the meaning specified in Section 3(c)(i).

“Cash Interest Payment Date” has the meaning specified in Section 3(c)(i). “Change of Control” shall mean:

(1) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Issue Date) that is or becomes directly or indirectly the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act as in effect on the Issue Date) of more than 50% of the total voting power of all classes of Capital Stock of the Corporation then outstanding and entitled to vote in the election of the board of directors (“Voting Stock”) of the Corporation; provided, that any transaction in which the Issuer becomes a subsidiary of another person will not constitute a Change of Control unless more than 50% of the total voting power of the Voting Stock of such person is beneficially owned, directly or indirectly, by any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Issue Date);

(2) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Corporation and its Restricted Subsidiaries, taken as a whole, to a person (as defined in clause (1) above) other than the Corporation or any of its Restricted Subsidiaries; or

(3) any event which constitutes a “Change of Control” under any indenture or other senior indebtedness governing the outstanding (as of the Issue Date) or future senior notes or loans of the Corporation and such “Change of Control” is not waived by the holders of such notes or loans pursuant to the applicable indenture or other definitive document.

Notwithstanding the preceding or any provision of Section 13d-3 of the Exchange Act, (i) a person or group (as defined in clause (1) above) shall not be deemed to beneficially own Voting Stock subject to a stock or asset purchase agreement, merger agreement, option agreement, warrant agreement or similar agreement (or voting or option or similar agreement related thereto) until the consummation of the acquisition of the Voting Stock in connection with the transactions contemplated by such agreement and (ii) a person or group will not be deemed to beneficially own the Voting Stock of another Person as a result of its ownership of Voting Stock or other securities of such other Person’s parent entity (or elated contractual rights) unless it owns 50% or more of the total voting power of the Voting Stock entitled to vote for the election of the board of directors of such parent entity having a majority of the aggregate votes on the board of directors (or similar body) of such parent entity.

“Change of Control Redemption Election” shall have the meaning specified in Section 5(b).

Exhibit B-2

“Change of Control Redemption Election Notice” shall have the meaning specified in Section 5(b)(i).

“Change of Control Redemption Premium” shall mean (a) on or prior to the first anniversary of the Issue Date, 25%, (b) after the first anniversary of the Issue Date but on or prior to the second anniversary of the Issue Date, 20%, (c) after the second anniversary of the Issue Date but on or prior to the third anniversary of the Issue Date, 15%, (d) after the third anniversary of the Issue Date but on or prior to the sixth anniversary of the Issue Date, 10% (e) after the sixth anniversary of the Issue Date but prior to the seventh anniversary of the Issue Date, 5%.

“Change of Control Repayment Amount” shall have the meaning specified in Section 5(b)(i).

“Code” means the U.S. Internal Revenue Code of 1986, as amended. “Consolidated Leverage Ratio” shall have the meaning given thereto in, and shall be determined in accordance with the terms and provisions of, the Senior Secured Note Indenture (as in effect as of the Signing Date); provided that the Outstanding Principal Balance of this Note and the outstanding principal balance of any other promissory note issued in connection with the Purchase Agreement, in each case, shall be excluded from the calculation of Consolidated Leverage Ratio.

“Corporation” shall mean Akumin Inc., a corporation governed by laws of the Province of Ontario.

“Default” shall mean any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Dollars” and the sign “$” mean the lawful money of the United States of America. “Event of Default” shall have the meaning specified in Section 9.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Guarantee” of or by any Person (the “guarantor”) shall mean any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness (whether arising by virtue of partnership arrangements, by agreement to keep well, to purchase assets, goods, securities or services, to take or pay or otherwise) or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness, (ii) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness of the payment thereof, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness, (iv) entered into for the purpose of assuring in any other manner the holders of such Indebtedness of the payment thereof or to protect such holders against loss in respect thereof (in whole or in part) or (v) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness; provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

Exhibit B-3

“Holder” shall have the meaning specified in the introductory paragraph.

“Holder Change of Control Redemption Election Notice” shall have the meaning specified in Section 5(b)(ii).

“Holder Change of Control Repayment Amount” shall have the meaning specified in Section 5(b)(ii).

“Indebtedness” shall have the meaning given thereto in, and shall be determined in accordance with the terms and provisions of, the Senior Secured Note Indenture (as in effect as of the Signing Date).

“Interest Payment Date” means the last Business Day of each March, June, September and December of each year, commencing on the last Business Day of the first full fiscal quarter following the Issue Date.

“Interest Period” means each period from, and including, one Interest Payment Date to, but excluding, the immediately succeeding Interest Payment Date. The first Interest Period shall commence on, and include, the Issue Date, and the final Interest Period shall end on, but exclude, the Maturity Date.

“Investment” shall have the meaning given thereto in, and shall be determined in accordance with the terms and provisions of, the Senior Secured Note Indenture (as in effect as of the Signing Date).

“Issue Date” means [            ].

“Issuer” shall have the meaning specified in the introductory paragraph.

“Lien” means with respect to any asset, any mortgage, lien, hypothecation, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded, registered, published or otherwise perfected under applicable law (including any conditional sale or other title retention agreement and any lease in the nature thereof).

“Maturity Date” means [         ], [20[     ]].1

“New Note” shall have the meaning specified in Section 13(a).

1	NTD: To be 12th anniversary of the Issue Date.

Exhibit B-4

“Note” shall have the meaning specified in the introductory paragraph. “OID” shall have the meaning specified in Section 3(f).

“Optional Redemption Repayment Amount” shall have the meaning specified in Section 5(a)(i).

“Optional Redemption Election” shall have the meaning specified in Section 4(b).

“Optional Redemption Election Notice” shall have the meaning specified in Section 5(a)(i).

“Original Principal Amount” means the amount set forth on the face of this Note as the “Original Principal Amount.”

“Outstanding Principal Balance” shall have the meaning specified in the introductory paragraph.

“Person” shall mean any natural person, corporation, limited partnership, general partnership, limited liability company, limited liability partnership, unlimited liability company, joint venture, association, joint stock company, trust, bank trust company, land trust, business trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity whether legal or not.

“PIK Interest” shall have the meaning specified in Section 3(c)(ii).

“PIK Interest Payment Date” shall have the meaning specified in Section 3(c)(ii). “Prepayment Premium” means an amount equal to (A)(x) at all times other than in connection with a Change of Control prior to the seventh (7th) anniversary of the Issue Date, 5% or (y) solely with respect to any redemption of this Note pursuant to Section 4(c) and 5(b) in connection with a Change of Control prior to the seventh (7th) anniversary of the Issue Date, the Change of Control Redemption Premium, in each case, times (B) the amount of this Note being redeemed on such date.

“Purchase Agreement” means that certain Series A Notes and Common Share Purchase Agreement, dated as of the Signing Date, by and among the Corporation, the Issuer and the purchaser set forth therein, pursuant to which this Note was issued, as it may be amended, restated or otherwise modified from time to time.

“Redemption Date” means (i) in the case of an Optional Redemption Election pursuant to Section 4(b), the date specified in the relevant Optional Redemption Election Notice and (ii) in the case of a Change of Control Redemption Election pursuant to Section 4(c), the closing date of such Change of Control unless otherwise specified in the relevant Change of Control Redemption Election Notice.

“Register” shall have the meaning specified in Section 12(b).

Exhibit B-5

“Registered Notes” shall have the meaning specified in Section 12(b).

“Restricted Payment” means (i) any dividend or other distribution (whether in cash, securities or other property) with respect to any equity interests of the Corporation, and (ii) any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such equity interests or of any option, warrant or other right to acquire any such equity interests of the Corporation.

“Required Repayment Amount” means, an amount equal to the sum of (A) the Outstanding Principal Balance as of such Redemption Date, multiplied by (B) 105%. For the avoidance of doubt, (i) the difference between the Required Repayment Amount and the Outstanding Principal Balance shall be deemed to be a prepayment premium and (ii) the Required Repayment Amount shall not include any Prepayment Premium.

“Restricted Subsidiary” shall have the meaning given thereto in, and shall be determined in accordance with the terms and provisions of, the Senior Secured Note Indenture (as in effect as of the Signing Date).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Senior Secured Note Indenture” means that certain Indenture governing the Senior Secured Notes due 2025, dated as of November 2, 2020 and that certain First Supplemental Indenture, dated as of February 11, 2021 (the “2025 Senior Secured Note Indenture”), as may be amended, restated, amended and restated, supplemented, refinanced, replaced, extended or renewed or otherwise modified from time to time in accordance with the terms hereof.

“Senior Secured Notes” means those certain 7.000% Senior Secured Notes due 2025 issued by the Corporation in accordance with the 2025 Senior Secured Note Indenture, as may be amended, restated, amended and restated, supplemented, refinanced, replaced, extended or renewed or otherwise modified from time to time in accordance with the terms hereof.

“Significant Subsidiary” shall have the meaning given thereto in, and shall be determined in accordance with the terms and provisions of, the Senior Secured Note Indenture (as in effect as of the Signing Date).

“Signing Date” shall mean June 25, 2021.

“Transferee” means, with respect to a transfer of this Note, the transferee designated by the Holder; provided, however, that notwithstanding anything to the contrary, no Industry Competitor shall be a Transferee and any purported transfer to an Industry Competitor shall be null and void ab initio.

Exhibit B-6

SECTION 2. PAYMENT OF PRINCIPAL. If this Note has not yet been redeemed or otherwise repaid in accordance with the terms hereof by (x) the eleventh anniversary of the Issue Date, 50% of the Required Repayment Amount as of such date shall be due and payable on the eleventh anniversary of the Issue Date (which for the avoidance of doubt shall be applied to the Outstanding Principal Balance on the date of such payment and the applicable prepayment premium specified in the definition of “Required Repayment Amount”) and (y) the Maturity Date, the Required Repayment Amount as of the Maturity Date shall be due and payable on the Maturity Date.

SECTION 3. PAYMENT OF INTEREST.

(a) Interest shall accrue daily on the Outstanding Principal Balance at a rate of 11.00% per annum (which rate shall automatically be increased to 13.00% per annum after the occurrence and during the continuance of an Event of Default) from, and including, the Issue Date to, but excluding, the Maturity Date; provided that (i) if the Issuer elects to pay PIK Interest pursuant to Section 3(c) with respect to any Interest Period commencing on or after the Issue Date and prior to the date that is two (2) years after the Issue Date, such PIK Interest shall accrue for any such Interest Period on the Outstanding Principal Balance at a rate of 13.00% per annum.

(b) Interest shall be payable in arrears on each Interest Payment Date in accordance with Section 3(c). Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

(c) For any Interest Period ending prior to the second anniversary of the Issue Date, the Issuer may, at its option, elect to pay interest on the Notes:

(i) entirely or in part in cash (“Cash Interest”) on the applicable Interest Payment Date (any Interest Payment Date on which Cash Interest is paid, a “Cash Interest Payment Date”) (it being understood and agreed that if the Issuer elects to make a Cash Interest payment, the Holder may request the Issuer’s assistance to identify any shareholder(s) of the Corporation who may be seeking to sell their shares of the Corporation and the Issuer agrees to use commercially reasonable efforts to provide such requested assistance); or

(ii) entirely or in part by adding the aggregate amount of interest for such Interest Period (less the amount paid as Cash Interest, if applicable) to the Outstanding Principal Balance of this Note (“PIK Interest”) with effect from the applicable Interest Payment Date (such Interest Payment Date, a “PIK Interest Payment Date”), in each case, in accordance with, and not in duplication of, Section 3(e) below.

From and after the second anniversary of the Issue Date, interest on the Notes shall be paid in full as Cash Interest. For any Interest Period ending prior to the second anniversary of the Issue Date, the Issuer must elect the form(s) of interest payment with respect to each Interest Period by delivering a notice to the Holder at least five Business Days prior to the last day of each Interest Period. In the absence of such an election for any Interest Period, interest on this Note shall be payable according to the election for the immediately preceding Interest Period or, in the case of the first Interest Period, as PIK Interest.

Exhibit B-7

(d) On each Cash Interest Payment Date, the Issuer shall pay the accrued interest by wire transfer of immediately available funds to the account specified by the Holder thereof or, if no such account is specified, by wire transfer of immediately available funds to the account specified on Schedule I hereto. Prior to the second anniversary of the Issue Date, if such payment is not made within five Business Days of the applicable Cash Interest Payment Date, the Issuer shall be deemed to have instead made a PIK Interest election with respect to such Interest Period only (but not for purposes of a deemed election under the final paragraph of Section 3(c)), and the PIK Interest with respect to such deemed PIK Interest election shall automatically be deemed paid on the applicable PIK Interest Payment Date in accordance with Section 3(e).

(e) On each PIK Interest Payment Date, and without duplication of Section 3(c)(ii) above, (i) the Outstanding Principal Balance of this Note shall be increased by the PIK Interest for such PIK Interest Payment Date and this Note shall represent such increased Outstanding Principal Balance, (ii) the Issuer shall make a record in the Note Register of such increase in the Outstanding Principal Balance of this Note (provided that the failure by the Issuer to make such record shall have no effect on the validity of such increase), and (iii) no separate Note will be issued with respect to such PIK Interest.

(f) Notwithstanding anything in this Note to the contrary, if at the end of any accrual period (as defined in Section 1272(a)(5) of the Code) ending after the fifth anniversary of the issuance of this Note (as determined for U.S. federal income tax purposes), the aggregate amount of accrued and unpaid interest (specifically including any amounts treated as interest for federal income tax purposes, including original issue discount (“OID”)) on this Note would, but for this Section 3(f), exceed an amount equal to the product of the issue price of this Note (as defined in Sections 1273(b) and 1274(a) of the Code) multiplied by the yield to maturity (as defined in Section 1.1272-1(b)(1)(i) of the Treasury Regulations) of this Note (the product being referred to as the “Maximum Accrual”) so that, but for the operation of this Section 3(f), this Note would constitute an applicable high yield discount obligation under Section 163(i) of the Code and would be subject to the application of Section 163(e)(5) of the Code, the Issuer shall prepay in cash (no later than the end of any applicable accrual period under this Section 3(f)), without premium or penalty, all accrued and unpaid interest, including PIK Interest, and OID on this Note as of the end of such accrual period in excess of an amount equal to the Maximum Accrual, which shall be paid by the Issuer to the “holder” of this Note (each, an “AHYDO Catch-Up Payment”). For the avoidance of doubt, and notwithstanding anything contained herein to the contrary, Holder may not reject any AHYDO Catch-Up Payment contemplated pursuant to this Section 3(f).

Exhibit B-8

SECTION 4. REDEMPTION.

(a) Redemption Rights. Except as set forth in this Section 4, this Note may not be redeemed. For the avoidance of doubt, nothing herein will prohibit the Issuer from offering to redeem or otherwise repay, and otherwise redeeming or otherwise repaying, this Note from the Holder at the option of Holder prior to the Maturity Date.

(b) Optional Redemption Election. At any time on or after the seventh (7th) anniversary of the Issue Date, the Issuer may elect to redeem this Note in part or in whole on the applicable Redemption Date pursuant to Section 5(a) and pay to the Holder the applicable Optional Redemption Repayment Amount in cash on the applicable Redemption Date (the “Optional Redemption Election”); provided that any redemption of this Note in connection with an Optional Redemption Election shall be accompanied with a Prepayment Premium on the redeemed principal amount. For the avoidance of doubt, any Optional Redemption Repayment Amount shall be applied to the Prepayment Premium due in connection with such Optional Redemption Election and the Outstanding Principal Balance on the date of such redemption.

(c) Change of Control Redemption Election. In the event of a Change of Control before the seventh (7th) anniversary of the Issue Date, the Issuer or Holder may elect to redeem this Note in part or in whole on the applicable Redemption Date pursuant to Section 5(b) and Issuer shall pay to the Holder the applicable Change of Control Repayment Amount (or if Holder elects, cause the Issuer to pay to the Holder the applicable Holder Change of Control Repayment Amount) in cash on the applicable Redemption Date (the “Change of Control Redemption Election”); provided that any redemption of this Note in connection with a Change of Control Redemption Election shall be accompanied with a Prepayment Premium on the redeemed principal amount.

(d) Notice of Change of Control. The Issuer shall, no later than ten Business Days prior to the Redemption Date with respect to a Change of Control, deliver to the Holder a written notice stating (i) a Change of Control is anticipated to occur, the nature of such event and the Redemption Date, and (ii) the procedures (which shall only be such procedures as are reasonably necessary) that a Holder of Notes must follow to receive cash due upon redemption of this Note.

SECTION 5. REDEMPTION AND REPAYMENT PROCEDURES.

(a) Optional Redemption Procedures.

(i) In order to exercise the Optional Redemption Election under Section 4(b), the Issuer shall deliver to the Holder a written redemption election, substantially in the form attached hereto as Attachment 1 and duly executed by the Issuer at least five Business Days before the applicable Redemption Date (the “Optional Redemption Election Notice”) stating that the Issuer irrevocably elects (subject to the last sentence of this Section 5(a)(i)) to redeem all or any portion of this Note on the applicable Redemption Date. Such Optional Redemption Election Notice shall specify the principal amount to be redeemed and the applicable Prepayment Premium due with respect to such principal amount (such amounts together collectively, the “Optional Redemption Repayment Amount”). In the case of the Optional Redemption Election under Section 4(b), the Optional Redemption Election Notice shall also state the applicable Redemption Date. Any such notice may, at the Issuer’s discretion, state that the redemption is subject to the satisfaction of one or more conditions precedent.

Exhibit B-9

(ii) On the applicable Redemption Date, subject to satisfaction of any conditions to redemption set forth in the applicable Optional Redemption Election Notice in accordance with Section 5(a)(i), the Issuer shall pay the applicable Optional Redemption Repayment Amount by wire transfer of immediately available funds to the Holder’s account specified by the Holder at least one Business Day immediately prior to the applicable Redemption Date, or, if no such account is specified, by wire transfer of immediately available funds to the account specified on Schedule I hereto.

(b) Change of Control Redemption Procedures.

(i) If the Issuer makes a Change of Control Redemption Election: In order to exercise the Change of Control Redemption Election under Section 4(c), the Issuer shall deliver to the Holder a written redemption election, substantially in the form attached hereto as Attachment 2 and duly executed by the Issuer at least five Business Days before the applicable Redemption Date (the “Change of Control Redemption Election Notice”) stating that the Issuer irrevocably elects (subject to the last sentence of this Section 5(b)(i)) to redeem all or any portion of this Note on the applicable Redemption Date. Such Change of Control Redemption Election Notice shall specify the principal amount to be redeemed and the applicable Prepayment Premium due with respect to such principal amount (such amounts together collectively, the “Change of Control Repayment Amount”). In the case of the Change of Control Redemption Election under Section 4(c), the Change of Control Redemption Election Notice shall also state the applicable Redemption Date; provided that if not so stated the Redemption Date shall be the closing date of such Change of Control. Any such notice may, at the Issuer’s discretion, state that the redemption is subject to the satisfaction of one or more conditions precedent.

(ii) If the Holder makes a Change of Control Redemption Election: In order to exercise the Change of Control Redemption Election under Section 4(c), the Holder shall deliver to the Issuer a written redemption election, substantially in the form attached hereto as Attachment 3 and duly executed by the Holder at least five Business Days before the applicable Redemption Date (the “Holder Change of Control Redemption Election Notice”) stating that the Holder irrevocably elects (subject to the last sentence of this Section 5(b)(i)) to cause the Issuer to redeem all or any portion of this Note on the applicable Redemption Date. Such Change of Control Redemption Election Notice shall specify the principal amount to be redeemed and the applicable Prepayment Premium due with respect to such principal amount (such amounts together collectively, the “Holder Change of Control Repayment Amount”). In the case of the Change of Control Redemption Election under Section 4(c), the Redemption Date shall be the closing date of such Change of Control. Any such notice may, at the Holder’s discretion, state that the redemption is subject to the satisfaction of one or more conditions precedent.

Exhibit B-10

(iii) On the applicable Redemption Date, subject to satisfaction of any conditions to redemption set forth in the applicable Change of Control Redemption Election Notice in accordance with Section 5(b)(i) or Holder Change of Control Redemption Election Notice in accordance with Section 5(b)(ii), as applicable, the Issuer shall pay either the applicable Change of Control Repayment Amount (if the Issuer Delivered a Change of Control Redemption Election Notice) or the applicable Holder Change of Control Repayment Amount (if the Holder Delivered a Change of Control Redemption Election Notice), in each case, by wire transfer of immediately available funds to the Holder’s account specified by the Holder at least one Business Day immediately prior to the applicable Redemption Date, or, if no such account is specified, by wire transfer of immediately available funds to the account specified on Schedule I hereto.

SECTION 6. TERMINATION. From and after redemption of all of the Outstanding Principal Balance of this Note in accordance with the terms hereof and payment of any accrued but unpaid interest (excluding for the avoidance of doubt any PIK Interest), this Note shall cease to be outstanding for any purpose whatsoever and all covenants and obligations of the Issuer under and with respect to this Note shall automatically terminate and shall be of no further force or effect as of such time without any further action by any Person. In connection with any redemption of all of the Outstanding Principal Balance of this Note, the Holder shall surrender this Note to the Issuer at its address set forth in Section 16. Notwithstanding anything to the contrary and for the avoidance of doubt the delivery of (1) an Optional Redemption Repayment Amount with respect to the entire Outstanding Principal Balance of this Note as of the applicable Redemption Date or (2) a Change of Control Repayment Amount or a Holder Change of Control Repayment Amount, as applicable, in respect of the entire Outstanding Principal Balance of this Note as of the applicable Redemption Date, in each case, upon redemption of this Note in full in accordance with the terms of hereof will be deemed to satisfy in full all obligations with respect to this Note.

SECTION 7. TRIGGER EVENTS. Each of the following shall be a “Trigger Event” with respect to this Note unless the Holder otherwise consents (including without limitation any approval from the board nominee of Holder (if any) and in the event no Holder nominee is then appointed on the board, then approval from the board observer appointed by Holder (if any), and in each case, any consent by such board nominee or board observer shall be deemed to be the consent of the Holder):

(a) The Issuer fails to furnish to the Holder written notice of the occurrence and continuance of any Default or Event of Default under this Note promptly after becoming aware of such Default or Event of Default;

(b) The Issuer fails to provide the Holder with a copy of any notice of event of default provided to the Corporation or any of its Restricted Subsidiaries pursuant to the Senior Secured Note Indenture promptly after receipt of such notice;

(c) the occurrence of any of the following events:

Exhibit B-11

(i) the Issuer consolidates or merges with or into another Person (whether or not the Issuer is the surviving entity); provided that notwithstanding the foregoing, this Section 7 will not apply to (i) any Subsidiary or Affiliate consolidating with, merging into or selling, assigning, transferring, conveying, leasing or otherwise disposing of all or part of its properties and assets to the Issuer or to another Subsidiary, (ii) any Change of Control or (iii) the Issuer merging with a wholly owned Subsidiary or Affiliate solely for the purpose and with the sole effect of reincorporating the Issuer in another jurisdiction;

(ii) any direct or indirect incurrence or Guarantee of Indebtedness by the Corporation, the Issuer or its consolidated Restricted Subsidiaries other than (1) any incurrence or Guarantee of Indebtedness permitted under the Senior Secured Note Indenture (as in effect as of the Signing Date) other than Sections 4.09(a), 4.09(b)(2), 4.09(b)(4), and 4.09(b)(20) of the Senior Secured Note Indenture (as in effect as of the Signing Date), (2) any Indebtedness under any Credit Facility (as defined in the Senior Secured Note Indenture (as in effect as of the Signing Date)), including letters of credit or banker’s acceptances issued or created thereunder, in an aggregate principal amount at any one time outstanding not to exceed $75 million, (3) this Note, (4) any other promissory note issued in connection with the Purchase Agreement, (5) any indenture governing senior notes issued by the Corporation (or to be issued by the Corporation after giving effect to any merger with any escrow entity), dated on or before [ ]2 (the “Issue Date Indenture”) and any senior notes issued thereunder, (6) to the extent that, on a pro forma basis, immediately after the incurrence of such Indebtedness (including a pro forma application of the net proceeds therefrom) the Consolidated Leverage Ratio for the Corporation’s most recently ended four full fiscal quarters immediately preceding the date on which such additional Indebtedness is incurred would be greater than 4.5:1.0, and (7) any amendment, restatement, amendment and restatement, supplement, refinancing, replacement, extension or renewal or other modification of the Senior Secured Notes, the Senior Secured Note Indenture, the Issue Date Indenture and any senior notes issued thereunder, in each case, in any manner; provided, further that any such refinancing or amendment of such Senior Secured Notes (exclusive of any costs of the refinancing or amendment which may be incurred) does not increase the aggregate amount of outstanding Indebtedness of the Corporation on a dollar, not multiple, basis;

(iii) the Corporation makes or declare any Restricted Payment (as defined in clauses (i) and (ii) as set forth in the Senior Secured Note Indenture (as in effect as of the Signing Date)), other than Restricted Payments in the ordinary course of business and funded with the proceeds of internally generated cash flow of the Corporation and its Subsidiaries;

(iv) any change in the principal line of business or geographic focus of the Corporation other than an investment or credit assurance in China in the manner contemplated by the Purchase Agreement; provided that any investment by the Corporation in China exceeding 10% of its market capitalization at the time of such investment shall require approval of the board of the Corporation which must include approval from the board nominee of Holder (if any) and in the event no Holder nominee is then appointed on the board, then approval from the board observer appointed by Holder (if any);

[2]	NTD: To be initial Issue Date.

Exhibit B-12

(v) any voluntary change in tax classification or corporate form by the Corporation or the Issuer; or

(vi) the Issuer or any Restricted Subsidiary, creates, incurs, assumes or permits to exist any Lien (as defined in the Senior Secured Note Indenture (as in effect as of the Signing Date)) on any property or asset now owned or hereafter acquired by the Corporation or any Restricted Subsidiary, other than as permitted by the Senior Secured Note Indenture (as in effect as of the Signing Date).

Notwithstanding the foregoing, none of the following actions shall constitute a Trigger Event or be restricted or limited by or require any approval of the Holder (other than as set forth in Section 8(b)): (i) the Corporation and any of its controlled Affiliates entering into joint ventures, partnerships or similar arrangements and funding the same as described in Clause (D) of this paragraph, so long as each such joint venture, partnership or similar arrangement is (A) in respect of a single asset or a group of related assets (for the avoidance of doubt, a group of assets shall not be deemed to be related assets solely because they perform the same function), (B) with third Persons, (C) on an arms’-length basis, (D) funded through the issuance of equity in such joint venture, capital contributions in such joint venture and/or the incurrence of unsecured Indebtedness or Indebtedness solely secured by the assets of such joint venture and/or the equity in such joint venture, and (E) for the purpose of (1) developing or expanding assets of the Corporation and such controlled Affiliates or (2) acquiring and developing new assets and growth opportunities, (ii) the issuance of securities and capital contributions among the Corporation or any of its Restricted Subsidiaries, (iii) any Change of Control, (iv) any OCB Exception, (v) the issuance of securities, capital contributions or incurrence of intercompany Indebtedness among the Corporation and any joint ventures, partnerships or other minority owned entities in which the Corporation or its Restricted Subsidiaries have an equity or other interest.

(d) the Issuer defaults in payment when due and payable of any principal, Prepayment Premium or Cash Interest due and payable on the Notes.

SECTION 8. TRIGGER EVENT RIGHTS OF HOLDER.

(a) Upon the occurrence and during the continuance of a Trigger Event of the type specified in Section 7(a), (b) or (c) subject to the following proviso, the rate of interest payable in accordance with Section 3(a) shall be automatically increased by 200 basis points; provided that for the avoidance of doubt if such Trigger Event is cured, waived or otherwise ceases to exist then such increased interest rate shall automatically cease to apply upon such Trigger Event being cured, waived of otherwise ceasing to exist. In addition, the Issuer hereby acknowledges and agrees that the Trigger Events are special, unique and of extraordinary character and that, if a Trigger Event occurs Holder may be without an adequate remedy at law. If a Trigger Event occurs, Holder, in addition to any remedy otherwise described herein, shall be entitled to specific performance to cure any failure of the Corporation or the Issuer resulting in such Trigger Event or other applicable equitable relief, in each case, without any requirement to post bond.

Exhibit B-13

(b) Upon the occurrence and during the continuance of a Trigger Event of the type specified in Section 7(d), (A) subject to the following proviso, the rate of interest payable in accordance with Section 3(a) shall be automatically increased by 200 basis points; provided that for the avoidance of doubt if such Trigger Event is cured, waived or otherwise ceases to exist then such increased interest rate shall automatically cease to apply upon such Trigger Event being cured, waived of otherwise ceasing to exist and (B) if such Trigger Event has been continuing for two consecutive fiscal quarters, without approval of the board of the Corporation which must include approval from the board nominee of Holder (if any) and in the event no Holder nominee is then appointed on the board, then approval from the board observer appointed by Holder (if any)(and in each case, any consent by such board nominee or board observer shall be deemed to be the consent of the Holder) the Issuer shall not, shall cause its Restricted Subsidiaries not to, and shall not permit the Corporation to, directly or indirectly, do any of the following other than in the ordinary course of business, consistent with past practice:

(A) create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired;

(B) make any Investments;

(C) create, incur or assume any Indebtedness;

(D) make any Asset Sale; or

(E) declare or make any Restricted Payment.

Notwithstanding anything to the contrary none of the following actions shall be restricted or limited by or require any approval of the Holder (the following, collectively, the “OCB Exceptions”): (i) Company Entities may directly or indirectly dispose of any assets or issue any securities that are subordinated to the Notes so that proceeds from such sale/issuance can be used to cure any payment default, (ii) Company Entities may distribute funds, whether by a Restricted Payment or otherwise, directly or indirectly through their affiliates, for purposes of satisfying any obligation in connection with (1) the Senior Secured Notes, the Senior Secured Note Indenture, the Issue Date Indenture and any senior notes issued thereunder, (2) any Credit Facility permitted hereunder, (3) this Note or any other any other promissory note issued in connection with the Purchase Agreement, (4) any capital lease obligations permitted hereunder or (5) the payment of employees, taxes, critical vendors or suppliers, landlords, public company expenses or expenses that are necessary to remain solvent or maintain listing, (iii) any activities in connection with securitization facilities in the ordinary course of business, including without limitation transactions with Unrestricted Subsidiaries (as defined in the Senior Secured Note Indenture (as in effect as of the Signing Date)), (iv) any sales of accounts receivables or factoring arrangements in the ordinary course of business, (v) any purchasing, financing, maintain or disposition of equipment in

Exhibit B-14

the ordinary course of business, (vi) redemptions or purchases of equity of any joint venture partners of any Restricted Subsidiary required by any joint venture documents or in the ordinary course of business, including without in connection with the retirement of any physician employees, (vii) any actions required by any contractual relationships existing prior to the applicable Trigger Event and not entered into in contemplation of such Trigger Event.

(c) Waiver of Trigger Event. The Holder may waive any existing Trigger Event, together with any of the consequences of such Trigger Event. In such event, the Holder and the Issuer will be restored to their respective former positions, rights and obligations hereunder. Any Trigger Event so waived will be deemed to have been cured and not to be continuing, but no such waiver will extend to any subsequent or other Trigger Event or impair any right of the Holder consequent thereon.

SECTION 9. EVENTS OF DEFAULT.

(a) Each of the following shall be an “Event of Default” with respect to this Note:

(i) the Corporation, the Issuer or any Significant Subsidiary (or a group of Restricted Subsidiaries that, taken together, as of the most recently ended four fiscal quarter period for which internal financial statements are available, would constitute a Significant Subsidiary) of the Corporation pursuant to or within the meaning of Bankruptcy Law (i) commences a voluntary case or proceeding under Bankruptcy Law; (ii) consents to the entry of an order for relief against it in an involuntary case or proceeding under Bankruptcy Law; (iii) consents to the appointment of a custodian, trustee, receiver, receiver and manager, monitor or interim receiver of it or for all or substantially all of its property; or (iv) makes a general assignment for the benefit of its creditors; or

(ii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (i) is for relief against the Corporation, the Issuer or any Significant Subsidiary (or a group of Restricted Subsidiaries that, taken together, as of the most recently ended four fiscal quarter period for which internal financial statements are available, would constitute a Significant Subsidiary) of the Corporation in an involuntary case or proceeding; (ii) appoints a custodian, trustee, receiver, receiver and manager, monitor or interim receiver of the Corporation, the Issuer or any Significant Subsidiary (or a group of Restricted Subsidiaries that, taken together, as of the most recently ended four fiscal quarter period for which internal financial statements are available, would constitute a Significant Subsidiary) of the Corporation or for all or substantially all of the property of the Corporation, the Issuer or any Significant Subsidiary (or a group of Restricted Subsidiaries that, taken together, as of the most recently ended four fiscal quarter period for which internal financial statements are available, would constitute a Significant Subsidiary) of the Corporation; or (iii) orders the liquidation of the Corporation, the Issuer or any Significant Subsidiary of the Corporation, and the order or decree remains unstayed and in effect for 60 consecutive days.

Exhibit B-15

(b) Remedies. Upon the occurrence of an Event of Default of the type specified in Section 9(a)(i) or (ii), the Required Repayment Amount will become immediately due and payable, without any further notice and without any presentment, demand, or protest of any kind, all of which are hereby expressly waived by the Issuer.

(c) Waiver of Default. The Holder may waive any existing Event of Default, together with any of the consequences of such Event of Default. In such event, the Holder and the Issuer will be restored to their respective former positions, rights and obligations hereunder. Any Event of Default so waived will be deemed to have been cured and not to be continuing, but no such waiver will extend to any subsequent or other Event of Default or impair any right of the Holder consequent thereon.

(d) Cumulative Remedies. No failure on the part of the Holder to exercise and no delay in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise by the Holder of any right hereunder preclude any other or further right of exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not alternative.

(e) Past-Due Amounts. Other than as to the right of Issuer to pay PIK Interest prior to the Maturity Date, any past due amount payable by Issuer under this Note shall bear interest at the otherwise applicable interest rate on the Outstanding Principal Balance.

SECTION 10. VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note.

SECTION 11. AMENDMENTS. This Note, and any of the terms and provisions hereof, may be amended from time to time with (and only with) the written consent of the Issuer and the Holder.

SECTION 12. TRANSFERABILITY AND RELATED PROVISIONS.

(a) Transferability. The Holder may, directly or indirectly, offer, sell, assign or transfer this Note to any Person; provided, however, that notwithstanding anything to the contrary, (1) Holder may only sell, assign or transfer this Note in its entirety and for the avoidance of doubt no partial sales, assignments or transfers shall be permitted, (2) no such sale, assignment or transfer shall be made to any non-U.S. resident individual, non- U.S. corporation or partnership, or any other non-U.S. entity, including any foreign governmental entity, including by means of any swap or other transaction or arrangement that transfers or that is designed to, or that might reasonably be expected to, result in the transfer to another, in whole or in part, of any of the economic consequences of ownership of this Note, (3) no such offer, sale, assignment or transfer shall be made in the absence of an effective registration statement under the act and such state securities laws, or an exemption from registration thereunder and (4) Holder shall not directly or indirectly offer, sell, assign or transfer this Note or any participation interest therein to any Industry Competitor and any purported sale, assignment, transfer or participation to an Industry Competitor shall be null and void ab initio. ANY SUCH SALE, ASSIGNMENT OR TRANSFER IS SUBJECT TO THE ISSUER’S RIGHT PRIOR TO SUCH SALE,

Exhibit B-16

ASSIGNMENT OR TRANSFER TO REQUIRE THE DELIVERY OF A CUSTOMARY OPINION OF COUNSEL, CERTIFICATION OR OTHER INFORMATION SATISFACTORY TO THE ISSUER THAT SUCH SALE, ASSIGNMENT OR TRANSFER IS IN ACCORDANCE WITH AN APPLICABLE EXEMPTION FROM THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE LEGEND ON THIS NOTE WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE EXPIRATION OF THE APPLICABLE HOLDING PERIOD WITH RESPECT TO RESTRICTED SECURITIES SET FORTH IN RULE 144 UNDER THE ACT.

(b) Note Register. The Issuer shall maintain and keep updated a register (the “Register”) for the recordation of the names and addresses of the holder of this Note and the Outstanding Principal Balance of the Note (the “Registered Notes”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Issuer and the Holder shall treat each Person whose name is recorded in the Register as the owner of the applicable Note for all purposes, including the right to receive payments hereunder, notwithstanding notice to the contrary. A Registered Note may be assigned or sold to the extent permitted pursuant to Section 12(a) and any other terms hereof, only by registration of such assignment or sale on the Register and for the avoidance of doubt, no partial sales of this Note shall be permitted. Upon Issuer’s receipt of a satisfactory request from Holder to assign or sell all of a Registered Note by the Holder in accordance with Sections 12 and 13 of this Note and the physical surrender of such applicable Registered Note to the Issuer, the Issuer shall record the information contained therein in the Register and issue a new Registered Note, the aggregate Outstanding Principal Balance of which is the same as the entire Outstanding Principal Balance of the surrendered Registered Note, to the Transferee pursuant to Section 13 hereof.

SECTION 13. REISSUANCE OF THE NOTE.

(a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Issuer, whereupon the Issuer will issue and deliver a new note substantially in the form of this Note (such note, a “New Note”) to the Transferee (in accordance with Section 13(d)), representing the Outstanding Principal Balance of this Note being transferred by the Holder, which for the avoidance of doubt, shall not be less than the entire Outstanding Principal Balance of this Note held by the Holder. The Transferee, by its acceptance of such New Note, acknowledges and agrees that, by reason of the provisions of Section 13(d)), following redemption of any portion of this Note, the Outstanding Principal Balance represented by this Note may be less than the Outstanding Principal Balance stated on the face of this Note.

(b) Reserved.

(c) Lost, Stolen, Destroyed or Mutilated Note. Upon receipt by the Issuer of evidence reasonably satisfactory to the Issuer of the loss, theft, destruction or mutilation of this Note and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Issuer in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Issuer shall execute and deliver to the Holder a New Note (in accordance with Section 13(d)), representing the Outstanding Principal Balance.

Exhibit B-17

(d) Issuance of New Note. Whenever the Issuer is required to issue a New Note pursuant to the terms of this Note, such New Note (i) shall be in substantially the same form as this Note, including without limitation having a like tenor with this Note and having the same rights and conditions as this Note, (ii) shall represent, as indicated on the face of such New Note, the then applicable remaining Outstanding Principal Balance and (iii) shall be timely prepared and issued by the Issuer, but in no event shall the Issuer issue such New Note more than five Business Days after surrender of this Note or the receipt of such items are required pursuant to Section 13(c), as the case may be.

SECTION 14. FAILURE OR INDULGENCE NOT WAIVER; REMEDIES. The Holder shall not by any act or omission be deemed to waive any of its rights or remedies under this Note unless such waiver shall be in writing and signed by the Holder, and then only to the extent specifically set forth therein. No right or remedy herein conferred upon or reserved to the Holder is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law, in equity, in tort or otherwise, including injunctive relief or specific performance. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 15. CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Issuer and the Holder and shall not be construed against any Person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of or affect the interpretation of this Note.

SECTION 16. NOTICES AND PAYMENTS.

(a) Notices. Any notices, requests, or consents provided for or permitted to be given under this Note must be in writing, and must be given by delivering that writing to the recipient in person, by courier, by electronic mail, or by facsimile transmission, to:

(i) in the case of the Issuer:

Akumin Corp.

8300 W Sunrise Blvd.

Plantation FL 33322

Attention: Riadh Zine / Matt Cameron

Email: [Redacted—personal information]

with a copy to (which shall not constitute notice): McDermott Will & Emery LLP

333 SE 2nd Avenue, Suite 4500

Miami, FL 33131-2184

Attention: Adam J. Rogers, Esq.

Email: ajrogers@mwe.com

Exhibit B-18

with a copy to (which shall not constitute notice):

Stikeman Elliott

5300 Commerce Court West 199 Bay Street

Toronto Ontario M5L 1B9 Canada

Attention: Dee Rajpal

Email: drajpal@strikeman.com

(ii) in the case of the Holder, the address provided on Schedule I hereto.

Any such notice, request, or consent given under this Note is effective on receipt by the person to receive it; provided, however, that a facsimile or electronic mail that is transmitted after the normal business hours of the recipient shall be deemed effective on the next Business Day.

(b) Payments. Whenever any payment of cash is to be made by the Issuer to any Person pursuant to this Note, such payment shall be made in Dollars in cash via wire transfer of immediately available funds. The Holder shall provide the Issuer with prior written notice setting out such request and the Holder’s wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any PIK Interest Payment Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date.

SECTION 17. WAIVER OF NOTICE. To the extent permitted by law, unless otherwise provided herein, the Issuer hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

SECTION 18. GOVERNING LAW; JURISDICTION AND VENUE. THIS NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS NOTE, WILL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW PRINCIPLES. IN RESPECT OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE, THE HOLDER, BY ITS ACCEPTANCE HEREOF, CONSENTS TO THE JURISDICTION AND VENUE OF ANY FEDERAL OR STATE COURT LOCATED WITHIN THE SOUTHERN DISTRICT OF NEW YORK AND WAIVES ANY OBJECTION TO JURISDICTION OR VENUE OF, AND WAIVES ANY MOTION TO TRANSFER VENUE FROM, ANY OF THE AFORESAID COURTS.

SECTION 19. SUBMISSION TO JURISDICTION; JURY TRIAL WAIVER. Each of the Issuer and Holder irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any relevant appellate court, in any action or proceeding arising out of or

Exhibit B-19

relating to this Note (whether based on contract, equity, tort or any other theory), or for recognition or enforcement of any judgment, and each party hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by Applicable Law, in such federal court. Each party hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. EACH OF THE ISSUER AND, BY ITS ACCEPTANCE HEREOF, THE HOLDER, WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS NOTE AND ANY DOCUMENT EXECUTED IN CONNECTION HEREWITH.

SECTION 20. SEVERABILITY. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note.

SECTION 21. TAX TREATMENT. This Note will be treated as issued with OID for U.S. federal income tax purposes. In addition, the Issuer and the Holder agree to treat this Note as not subject to the rules governing contingent payment debt instruments. Furthermore, the Issuer and the Holder agree (i) to treat the Maturity Date of this Note for

U.S. federal income tax purposes (as determined under Treasury Regulation Section 1.1272-1(c)) as the Maturity Date and (ii) the OID will accrue on the Note based on the yield to maturity as determined pursuant to Treasury Regulation Section 1.1272-1(b)(1). If this Note is still outstanding (i.e., has not repaid in full) after the Maturity Date, then, notwithstanding the foregoing, the yield and deemed maturity date shall be recalculated pursuant to the rules of Treasury Regulation Section 1.1272-1(c). The Issuer and the Holder agree to file all tax returns in accordance with the foregoing, and not to take any position inconsistent with such treatment, unless otherwise required by law.

SECTION 22. OTHER INTERESTS. Holder and its Affiliates may have interests, economic or otherwise, that conflict with those of the Issuer.

SECTION 23. LIMITATION ON RECOURSE. No director, officer, employee, incorporator or stockholder of the Issuer or any of its Affiliates will have any liability for any obligations of the Issuer under the Note or for any claim based on or in respect of such obligations. By its acceptance or acquisition of this Note (or any beneficial interest in this Note), the Holder acknowledges and agrees that it waives and releases such liability to the fullest extent permitted by law.

SECTION 24. INTERPRETATION. In this Note, unless otherwise indicated or the context otherwise requires, all words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties required and the verb shall be read and construed as agreeing with the required word and pronoun; the division of this Note into Sections and Exhibits and the use of headings and captions is for convenience of

Exhibit B-20

reference only and shall not modify or affect the interpretation or construction of this Note or any of its provisions; the words “herein,” “hereof,” “hereunder,” “hereinafter” and “hereto” and words of similar import refer to this Note as a whole and not to any particular Section or Exhibit hereof; the words “include,” “including,” and derivations thereof shall be deemed to have the phrase “without limitation” attached thereto unless otherwise expressly stated; references to a specified Exhibit or Section shall be construed as a reference to that specified Exhibit or Section of this Note; and all references to “$” or “dollars” shall be deemed references to United States dollars.

SECTION 25. SECURITIES FILINGS COOPERATION. Holder shall cooperate reasonably with the Issuer to provide any information necessary for any applicable securities filings.

[Signature Page Follows]

Exhibit B-21

IN WITNESS WHEREOF, the Issuer has caused this Note to be duly executed as of the issuance.

Dated: [ ]

AKUMIN CORP.

By:
Name: [ ]
Title: [ ]

Exhibit B-22

ATTACHMENT 1

FORM OF OPTIONAL REDEMPTION ELECTION NOTICE

[                 ], 20[     ]

Re: 11.00% Unsecured PIK Toggle Series A Note – Optional Redemption Election Notice

Reference is hereby made to the 11.00% Unsecured PIK Toggle Series A Note, dated as of [    ] (the “Note”), issued by Akumin Corp. (the “Issuer”) pursuant to the Series A Notes and Common Share Purchase Agreement, dated as of June 25, 2021, by and among the Corporation, the Issuer and the purchasers set forth therein, and registered in the name of [HOLDER] (“you” or the “Holder”). Capitalized terms used and not defined herein have the meanings ascribed to them in the Note.

In accordance with Section 4(b) and 5(a) of the Note, the Issuer hereby irrevocably (subject to the following sentence) elects to redeem $[    ] of the outstanding principal amount of the Note which results in a Prepayment Premium of $[    ] (collectively, the “Redemption”) on [    ], 20[    ] (the “Redemption Date”). The Redemption may be subject to the following conditions: [    ].

Very truly yours,

AKUMIN CORP.

By:

Name:
Title:

Exhibit B-23

ATTACHMENT 2

FORM OF CHANGE OF CONTROL REDEMPTION ELECTION NOTICE

[    ], 20[    ]

Re: 11.00% Unsecured PIK Toggle Series A Note – Change of Control Redemption Election Notice

Reference is hereby made to the 11.00% Unsecured PIK Toggle Series A Note, dated as of [    ] (the “Note”), issued by Akumin Corp. (the “Issuer”) pursuant to the Series A Notes and Common Share Purchase Agreement, dated as of June 25, 2021, by and among the Corporation, the Issuer and the purchasers set forth therein, and registered in the name of [HOLDER] (“you” or the “Holder”). Capitalized terms used and not defined herein have the meanings ascribed to them in the Note.

In accordance with Section 4(c) and 5(b) of the Note, the Issuer hereby irrevocably (subject to the following sentence) elects to redeem $[    ] of the outstanding principal amount of the Note which results in a Prepayment Premium of $[    ] (collectively, the “Redemption”) on [    ], 20[    ] (the “Redemption Date”). The Redemption may be subject to the following conditions: [    ].

Very truly yours,

AKUMIN CORP.

By:

Name:
Title:

Exhibit B-24

ATTACHMENT 2

FORM OF HOLDER CHANGE OF CONTROL REDEMPTION ELECTION NOTICE

[    ], 20[    ]

Re: 11.00% Unsecured PIK Toggle Series A Note – Holder Change of Control Redemption Election Notice

Reference is hereby made to the 11.00% Unsecured PIK Toggle Series A Note, dated as of [    ] (the “Note”), issued by Akumin Corp. (the “Issuer”) pursuant to the Series A Notes and Common Share Purchase Agreement, dated as of June 25, 2021, by and among the Corporation, the Issuer and the purchasers set forth therein, and registered in the name of [HOLDER] (“you” or the “Holder”). Capitalized terms used and not defined herein have the meanings ascribed to them in the Note.

In accordance with Section 4(c) and 5(b) of the Note, the Holder hereby irrevocably (subject to the following sentence) elects to cause the Issuer to redeem $[    ] of the outstanding principal amount of the Note which results in a Prepayment Premium of $[    ] (collectively, the “Redemption”) on [    ], 20[    ] (the “Redemption Date”).    The Redemption may be subject to the following conditions: [    ].

Very truly yours,

[HOLDER]

By:

Name:
Title:

Exhibit B-25

SCHEDULE I HOLDER NOTICE DETAILS

Name of Holder:	Stonepeak Magnet Holdings LP

Address for Delivery of Notices:

Stonepeak Magnet Holdings LP 55 Hudson Yards

550 W. 34th Street – 48th Floor New York, NY 10001

Attention: James Wyper and Adrienne Saunders

Email: [Redacted—personal information]

And

Sidley Austin LLP (counsel to the Holder)

1000 Louisiana Street

Suite 5900

Houston, TX 77002

Attention: Tim Chandler and Ryan Scofield

Email: tim.chandler@sidley.com; rscofield@sidley.com

Wire Instructions For Payments:

Sch I-26

Exhibit C

FORM OF REGISTRATION RIGHTS AGREEMENT

Exhibit C-1

REGISTRATION RIGHTS AGREEMENT

among

AKUMIN INC.

and

THE PURCHASER NAMED ON SCHEDULE A HERETO

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT, dated as of [•], 2021 (this “Agreement”) is entered into by and among AKUMIN INC., an Ontario corporation (including such Person’s successors by merger, acquisition, reorganization or otherwise, the “Company”), and Stonepeak Magnet Holdings LP, a Delaware limited partnership (the “Purchaser”).

WHEREAS, this Agreement is made in connection with (i) the issuance of warrants of the Company and Common Shares, in each case, issuable pursuant to the Series A Notes and Common Share Purchase Agreement, dated as of June 25, 2021, by and among the Company, Akumin Corp. and the Purchaser (the “Purchase Agreement”); and

WHEREAS, the Company has agreed to provide the registration and other rights set forth in this Agreement for the benefit of the Purchaser pursuant to the Warrant Agreement and Purchase Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. As used in this Agreement, the following terms have the meanings indicated:

“Affiliate” shall have the meaning ascribed to it, on the date hereof, in Rule 405 under the Securities Act; provided, however, that for purposes of this Agreement, the Purchaser (and its Affiliates) shall not be Affiliates of the Company or any of its subsidiaries, and neither the Company nor any of its subsidiaries shall be an Affiliate of the Purchaser (or any of the Purchaser’s Affiliates).

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement. “Base Shelf Prospectus” has the meaning ascribed thereto in NI 44-102.

“Business Day” means any day other than a Saturday, Sunday, any federal legal holiday or day on which banking institutions in the State of New York or Toronto, Ontario are authorized or required by law or other governmental action to close.

“Canadian Securities Authorities” means the “Canadian securities regulatory authorities” as defined in National Instrument 14-101 – Definitions, and any of their successors.

“Canadian Securities Laws” means the securities laws of each of the provinces of Canada, the forms and disclosure requirements made or promulgated under those laws and companion policies of or administered by the Canadian Securities Authorities, and applicable discretionary rulings, blanket orders or orders issued by the Canadian Securities Authorities pursuant to such laws and policy statements.

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“Commission” means the United States Securities and Exchange Commission.

“Common Shares” means the common shares of the Company.

“Effective Date” means the date of effectiveness of any Registration Statement. “Effectiveness Period” has the meaning specified in Section 2.01(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Holder” means the record holder of any Registrable Securities.

“Holder Underwriter Registration Statement” has the meaning specified in Section 2.04(q).

“Included Registrable Securities” has the meaning specified in Section 2.02(a).

“Initial Issue Date” means initial Issue Date on which the Shares and initial Warrants are issued under the terms of the Purchase Agreement .

“Issue Date” means, with respect to each Share and each Warrant, the original date of issuance of each such Share and Warrant.

“Liquidated Damages” has the meaning specified in Section 2.01(b).

“Liquidated Damages Multiplier” means the product of (i) the Purchased Common Share Price and (ii) the number of Registrable Securities then held by the applicable Holder and included on the applicable Registration Statement.

“Losses” has the meaning specified in Section 2.08(a).

“Managing Underwriter” means, with respect to any Underwritten Offering, the book running lead manager of such Underwritten Offering.

“Nasdaq” means The Nasdaq Stock Market LLC.

“NI 44-101” means National Instrument 44-101—Short Form Prospectus Distributions. “NI 44-102” means National Instrument 44-102—Shelf Distributions.

“Other Holder” has the meaning specified in Section 2.02(a).

“Person” means any individual, corporation, company, voluntary association, company, joint venture, trust, limited liability company, unincorporated organization, government or any agency, instrumentality or political subdivision thereof or any other form of entity.

“Piggyback Notice” has the meaning specified in Section 2.02(a).

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“Piggyback Opt-Out Notice” has the meaning specified in Section 2.02(a). “Piggyback Registration” has the meaning specified in Section 2.02(a).

“Purchase Agreement” has the meaning specified in the Preamble of this Agreement. “Purchased Common Share Price” means $2.98.

“Purchaser” has the meaning set forth in the introductory paragraph of this Agreement.

“Registration” means any registration pursuant to this Agreement, including pursuant to a Registration Statement or a Piggyback Registration.

“Registrable Securities” means, collectively, (a) the Shares and (b) the Warrant Shares, all of which are subject to the rights provided herein until such time as such securities cease to be Registrable Securities pursuant to Section 1.02.

“Registration Expenses” has the meaning specified in Section 2.07(a). “Registration Statement” has the meaning specified in Section 2.01(a).

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Selling Expenses” has the meaning specified in Section 2.07(a).

“Selling Holder” means a Holder who is selling Registrable Securities pursuant to a registration statement.

“Selling Holder Indemnified Persons” has the meaning specified in Section 2.08(a). “Shares” means the Common Shares issuable pursuant to the Purchase Agreement. “Shelf Prospectus Supplement” has the meaning given to it in NI 44-102.

“Target Effective Date” has the meaning specified in Section 2.01(a).

“Underwritten Offering” means an offering (including an offering pursuant to a Registration Statement) in which Common Shares are sold to an underwriter on a firm commitment basis for reoffering to the public or an offering that is a “bought deal” with one or more investment banks.

“Warrant” means each Warrant, granted pursuant to the Purchase Agreement, including Warrants issued at the initial closing under the Purchase Agreement and additional Warrants issued after the initial closing under the Purchase Agreement.

“Warrant Agreement” has the meaning specified in the Preamble of this Agreement.

“Warrant Shares” means the Common Shares issuable on exercise of the Warrants.

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“WKSI” means a well-known seasoned issuer (as defined in the rules and regulations of the Commission).

Section 1.02 Registrable Securities. Any Registrable Security will cease to be a Registrable Security upon the earliest to occur of the following: (a) when a registration statement covering such Registrable Security becomes or has been declared effective by the Commission and such Registrable Security has been sold or disposed of pursuant to such effective registration statement, (b) when qualification of securities for distribution under Canadian Securities Laws (or any of them) by way of a prospectus prepared in accordance with the applicable Canadian Securities Laws and such Registrable Security has been sold or disposed of pursuant to such prospectus, (c) when such Registrable Security has been disposed of (excluding transfers or assignments by a Holder to an Affiliate or to another Holder or any of its Affiliates or to any assignee or transferee to whom the rights under this Agreement have been transferred pursuant to Section 2.10) pursuant to any section of Rule 144 (or any similar provision then in effect) under the Securities Act, (d) when such Registrable Security is held by the Company or one of its direct or indirect subsidiaries, (e) when such Registrable Security has been sold or disposed of in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of such securities pursuant to Section 2.10 and (f) the first anniversary of the date on which all Warrants have been exercised. In addition, any Registrable Securities shall not be considered Registrable Securities for so long as such Registrable Securities may be sold by a Holder without volume or manner of sale limitations pursuant to any section of Rule 144 (or any successor or similar provision then in effect) under the Securities Act.

ARTICLE II

REGISTRATION RIGHTS

Section 2.01 Shelf Registration and Qualification.

(a) U.S. Shelf Registration. The Company shall (i), as soon as reasonably practicable following the Issue Date, prepare and file an initial registration statement under the Securities Act to permit the public resale of Registrable Securities from time to time as permitted by Rule 415 (or any similar provision adopted by the Commission then in effect) of the Securities Act (a “Registration Statement”) and (ii) use its commercially reasonable efforts to cause such initial Registration Statement to become effective no later than the earlier of (i) the date that is 60 days after the Issue Date and (ii) the fifth Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Target Effective Date”). The Company will use its commercially reasonable efforts to cause such initial Registration Statement filed pursuant to this Section 2.01(a) to be continuously effective under the Securities Act, with respect to any Holder, until the earliest to occur of the following: (A) the date on which all Registrable Securities covered by the Registration Statement have been distributed in the manner set forth and as contemplated in such Registration Statement or (B) the date on which there are no longer any Registrable Securities outstanding (such period, the “Effectiveness Period”). A Registration Statement filed pursuant to this Section 2.01(a) shall be on such appropriate registration form of the Commission as shall be selected by the Company; provided that, if the Company is then eligible, it shall file such Registration Statement on Form F-3 or Form S-3 and (ii) if such Registration Statement is on Form F-1 or Form S-1 and the Company later

5

becomes eligible to register the Registrable Securities on Form F-3 or Form S-3, the Company shall amend such Registration Statement to a Registration Statement on Form F-3 or Form S-3 or file a Registration Statement on Form F-3 or Form S-3 in substitution of such Registration Statement as initially filed. A Registration Statement when declared effective (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (and, in the case of any prospectus contained in such Registration Statement, in the light of the circumstances under which a statement is made). As soon as practicable following the date that a Registration Statement becomes effective, but in any event within three Business Days of such date, the Company shall provide the Holders with written notice of the effectiveness of a Registration Statement.

(b) Canadian Shelf Prospectus. The Company shall as soon as reasonably practicable following the Issue Date and in any event prior to the Target Effective Date, prepare and file and use commercially reasonable efforts to obtain a receipt from the Canadian Securities Authorities (other than the Canadian Securities Authorities of the Province of Quebec) for a preliminary and final Base Shelf Prospectus to qualify the distribution of all Registrable Securities, together with the number of Common Shares reasonably expected to be sold by the Company over the period that the Base Shelf Prospectus is effective. In advance of the expiration of a Base Shelf Prospectus, provided that there are Registrable Securities outstanding, the Company shall use commercially reasonable efforts to renew such Base Shelf Prospectus by filing a preliminary and final Base Shelf Prospectus such that the Company shall at all times have an effective Base Shelf Prospectus with sufficient capacity, together with the number of Common Shares reasonably expected to be sold by the Company over the period that the Base Shelf Prospectus is effective, to qualify the distribution of all Common Shares eligible for Registration pursuant to this Agreement. For greater certainty, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require the Company, at any time, to qualify the distribution of Registrable Securities in the Province of Quebec.

(c) Failure to Become Effective. If a Registration Statement required by Section 2.01(a) does not become or is not declared effective by the Target Effective Date or if a receipt from the Canadian Securities Authorities for a preliminary and final Base Shelf Prospectus to qualify the distribution of all Registrable Securities is not obtained by the Target Effective Date, then each Holder shall be entitled to a payment (with respect to each of the Holder’s Registrable Securities which are included in such Registration Statement), as liquidated damages and not as a penalty, (i) for each non-overlapping 30-day period for the first 60 days following the Target Effective Date, an amount equal to 0.125% of the Liquidated Damages Multiplier, which shall accrue at the end of each such 30-day period, and (ii) for each non-overlapping 30-day period beginning on the 61st day following the Target Effective Date, an amount equal to the amount set forth in clause (i) plus an additional 0.125% of the Liquidated Damages Multiplier for each subsequent 60 days (i.e., 0.25% for 61-120 days, 0.375% for 121-180 days, and 0.5% thereafter), which shall accrue at the end of each such 30-day period, up to a maximum amount equal to 0.5% of the Liquidated Damages Multiplier per non-overlapping 30 day period (the “Liquidated Damages”), until such time as both such Registration Statement is declared or becomes effective and a receipt from the Canadian Securities Authorities for a preliminary and final Base Shelf Prospectus to qualify the distribution of all Registrable Securities is obtained or there are no longer

6

any Registrable Securities outstanding. The Liquidated Damages shall be payable within 10 Business Days after the end of each such 30-day period in immediately available funds to the account or accounts specified by the applicable Holders. Liquidated Damages shall not be prorated for any period of less than 30 days accruing during any period for which a Holder is entitled to Liquidated Damages hereunder and shall only accrue in respect of any such 30-day period upon completion of such 30-day period.

(d) Waiver of Liquidated Damages. If the Company is unable to cause a Registration Statement to become effective or obtain a receipt from the Canadian Securities Authorities for a preliminary and final Base Shelf Prospectus to qualify the distribution of all Registrable Securities on or before the Target Effective Date, then the Company may request a waiver of the Liquidated Damages, which may be granted by the consent of the Holders of at least a majority of the outstanding Registrable Securities that have been included on such Registration Statement and to be qualified under such Base Shelf Prospectus, in their sole discretion, and which such waiver shall apply to all the Holders of Registrable Securities included on such Registration Statement or to be so qualified under such Base Shelf Prospectus.

(e) Delay Rights. Notwithstanding anything to the contrary contained herein, the Company may, upon written notice to any Selling Holder whose Registrable Securities are included in a Registration Statement or to be qualified under a Base Shelf Prospectus, suspend such Selling Holder’s use of any prospectus which is a part of such Registration Statement or in Canada, a Shelf Prospectus Supplement (in which event the Selling Holder shall suspend sales of the Registrable Securities pursuant to such Registration Statement or in Canada, under the Base Shelf Prospectus using a Shelf Prospectus Supplement, as applicable) if (i) the Company is pursuing an acquisition, merger, reorganization, disposition or other similar transaction and the Company determines in good faith that the Company’s ability to pursue or consummate such a transaction would be adversely affected in any material respect by the use of such Registration Statement or Shelf Prospectus Supplement by the Selling Holder, or (ii) the use of such Registration Statement or Shelf Prospectus Supplement by the Selling Holder would require the disclosure of material non-public information that the Company has a bona fide business purpose for preserving or not disclosing publicly in the good faith judgment of the Company; provided, however, that in no event shall the Selling Holders be suspended from selling Registrable Securities pursuant to such Registration Statement or in Canada, under the Base Shelf Prospectus using a Shelf Prospectus Supplement, for a period that exceeds 60 consecutive calendar days or more than 120 total calendar days in any 12-month period. Upon disclosure of such information or the termination of the condition described above, the Company shall provide prompt notice to the Selling Holders whose Registrable Securities are included in such Registration Statement or to be qualified under a Base Shelf Prospectus, and shall promptly terminate any suspension of sales it has put into effect and shall take such other actions necessary or appropriate to permit registered sales of Registrable Securities or in Canada, the qualification of Registrable Securities under the Base Shelf Prospectus, as contemplated in this Agreement.

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Section 2.02 Piggyback Registration.

(a) Participation. If at any time the Company proposes to (i) file a Registration Statement (other than a Registration Statement contemplated by Section 2.01(a)) on its own behalf relating to the sale of Common Shares or on behalf of any other Persons who have or have been granted registration rights (the “Other Holders”) or qualify Common Shares for distribution by prospectus under Canadian Securities Laws (other than a Base Shelf Prospectus contemplated by Section 2.01(b)) by the Company, on its own behalf, relating to the sale of Common Shares, or on behalf of Other Holders, (ii) file a prospectus supplement relating to the sale of Common Shares by the Company or any Other Holders to an effective “automatic” registration statement, so long as the Company is a WKSI at such time or, whether or not the Company is a WKSI, so long as the Registrable Securities were previously included in the underlying shelf Registration Statement or are included on an effective Registration Statement, or in any case in which Holders may participate in such offering without the filing of a post-effective amendment, in each case of (i) and (ii), for the sale of Common Shares by the Company or Other Holders in an Underwritten Offering (including an Underwritten Offering undertaken pursuant to Section 2.03), then the Company shall give not less than four Business Days’ notice (or one Business Day in connection with any overnight or bought Underwritten Offering) (including, but not limited to, notification by electronic mail) (the “Piggyback Notice”) of such proposed Underwritten Offering to each Holder (together with its Affiliates) owning more than $20,000,000 of Common Shares (determined by multiplying the number of Registrable Securities owned by the Purchased Common Share Price) or, in the case of any of the Purchaser and its Affiliates, owning any Registrable Securities, and such Piggyback Notice shall offer such Holder the opportunity to include in such Underwritten Offering such number of Registrable Securities (the “Included Registrable Securities”) as such Holder may request in writing (a “Piggyback Registration”); provided, however, that the Company shall not be required to offer such opportunity (A) to any such Holders, other than any of the Purchaser and its Affiliates, if the Holders, together with their Affiliates, do not offer a minimum of $10,000,000 of Registrable Securities in the aggregate (determined by multiplying the number of Registrable Securities owned by the Purchased Common Share Price ), or (B) to such Holders (including, for greater certainty, the Purchaser and its Affiliates) if and to the extent that the Company has been advised by the Managing Underwriter, acting in good faith, that the inclusion of Registrable Securities for sale for the benefit of such Holders will have an adverse effect on the price, timing or distribution of the Common Shares in such Underwritten Offering, then the amount of Registrable Securities to be offered for the accounts of Holders shall be determined based on the provisions of Section 2.02(b). Each Piggyback Notice shall be provided to Holders on a Business Day pursuant to Section 3.01. If practical in the context of the contemplated offering, the Company shall use reasonable efforts to increase the length of the Piggyback Notice to provide more time for the applicable Holders to make an election to participate; provided, however, that any decision to increase the length of the Piggyback Notice for longer than two Business Days shall be in the sole discretion of the Company. Each such Holder will have four Business Days (or one Business Day in connection with any overnight or bought Underwritten Offering), or such longer period as may be specified by the Company, in its sole discretion, in the Piggyback Notice, after such Piggyback Notice has been delivered to request in writing the inclusion of Registrable Securities in the Underwritten Offering. If no request for inclusion from a Holder is received within the specified time, such Holder shall have no further right to participate in such Underwritten Offering. If, at any time after giving written notice of its intention to undertake such an Underwritten Offering and prior to the closing of such Underwritten Offering, the Company shall determine for any reason not to undertake or to delay such Underwritten Offering, the Company may, at its election, give written notice of such determination to the Selling Holders and, (1) in the case of a determination not to undertake such Underwritten Offering, shall be relieved of its obligation to sell any Included Registrable Securities in connection

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with such terminated Underwritten Offering, and (2) in the case of a determination to delay such Underwritten Offering, shall be permitted to delay offering any Included Registrable Securities for the same period as the delay in the Underwritten Offering. Any Selling Holder shall have the right to withdraw such Selling Holder’s request for inclusion of such Selling Holder’s Registrable Securities in such Underwritten Offering by giving written notice to the Company of such withdrawal at least one Business Day prior to the time of pricing of such Underwritten Offering. Any Holder may deliver written notice (a “Piggyback Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of any proposed Underwritten Offering; provided, however, that such Holder may later revoke any such Piggyback Opt-Out Notice in writing. Following receipt of a Piggyback Opt-Out Notice from a Holder (unless subsequently revoked), the Company shall not be required to deliver any notice to such Holder pursuant to this Section 2.02(a) and such Holder shall no longer be entitled to participate in Underwritten Offerings pursuant to this Section 2.02(a), unless such Piggyback Opt-Out Notice is revoked by such Holder.

(b) Priority of Piggyback Registration. If the Managing Underwriter or Underwriters of any proposed Underwritten Offering, acting in good faith, advise the Company that the total amount of Registrable Securities that the Selling Holders and any Other Holders intend to include in such offering exceeds the number that can be sold in such offering without being likely to have an adverse effect on the price, timing or distribution of the Common Shares offered or the market for the Common Shares, then the Common Shares to be included in such Underwritten Offering shall include the number of Registrable Securities that such Managing Underwriter or Underwriters advise the Company can be sold without having such adverse effect, with such number to be allocated pro rata among the Selling Holders and the Other Holders who have requested such Underwritten Offering or participation in the Piggyback Registration (based, for each such Selling Holder or Other Holder, on the percentage derived by dividing (A) the number of Common Shares proposed to be sold by such Selling Holder or such Other Holder in such offering by (B) the aggregate number of Common Shares proposed to be sold by all Selling Holders and all Other Holders in the Piggyback Registration).

Section 2.03 Underwritten Offering.

(a) Prospectus Supplement. In the event that any Holder elects to dispose of Registrable Securities under a Registration Statement or by way of prospectus under Canadian Securities Laws pursuant to an Underwritten Offering and reasonably expects gross proceeds of at least $15,000,000 from such Underwritten Offering (together with any Registrable Securities to be disposed of by a Selling Holder who has elected to participate in such Underwritten Offering pursuant to Section 2.02), the Company shall, at the request of such Selling Holder(s), enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the Managing Underwriter or Underwriters, which shall include, among other provisions, indemnities to the effect and to the extent provided in Section 2.08, and shall take all such other reasonable actions as are requested by the Managing Underwriter in order to expedite or facilitate the disposition of such Registrable Securities; provided, however, that the Company shall have no obligation to facilitate or participate in, including entering into any underwriting agreement, (i) more than two Underwritten Offerings requested by the Holders and their Affiliates in the aggregate, (ii) within 90 calendar days after the completion of any previous Underwritten Offering, or (iii) during the period starting 14 calendar days prior to and ending upon the expiry

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of any black-out periods applicable to the Company, except as may be otherwise agreed by the Company and the Managing Underwriter; provided, further, that if the Company is conducting or actively pursuing a securities offering with anticipated offering proceeds of at least $20,000,000 (other than in connection with any at-the-market offering or similar continuous offering program), then the Company may suspend such Selling Holder’s right to require the Company to conduct an Underwritten Offering on such Selling Holder’s behalf pursuant to this Section 2.03; provided, however, that the Company may only suspend such Selling Holder’s right to require the Company to conduct an Underwritten Offering pursuant to this Section 2.03 once in any six month period and in no event for a period that exceeds an aggregate of 90 days in any 365-day period. The Managing Underwriter or Underwriters for such Underwritten Offering shall be selected by the Company, with the consent of the Purchaser (such consent not to be unreasonably withheld).

(b) General Procedures. In connection with any Underwritten Offering contemplated by Section 2.03(a), the underwriting agreement into which each Selling Holder and the Company shall enter shall contain such representations, covenants, indemnities (subject to Section 2.08) and other rights and obligations as are customary in Underwritten Offerings of securities by the Company. No Selling Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Selling Holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by law. If any Selling Holder disapproves of the terms of an Underwritten Offering contemplated by this Section 2.03, such Selling Holder may elect to withdraw therefrom by notice to the Company and the Managing Underwriter; provided, however, that such withdrawal must be made at least one Business Day prior to the time of pricing of such Underwritten Offering to be effective. No such withdrawal or abandonment shall affect the Company’s obligation to pay Registration Expenses unless the Underwritten Offering was initiated at the election of such Holder and the Company is not otherwise distributing any securities in connection with such the Underwritten Offering in which case the Registration Expenses incurred to the date of such terminated Underwritten Offering shall be borne solely by such Holder.

Section 2.04 Further Obligations. In connection with its obligations under this Article II, the Company will:

(a) promptly prepare and file with the Commission such amendments and supplements to a Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for the Effectiveness Period and as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement;

(b) promptly prepare and file with the Canadian Securities Authorities (other than in Quebec) such amendments to the Base Shelf Prospectus and any applicable Shelf Prospectus Supplement used in connection therewith as may be necessary to comply with the provisions of Canadian Securities Laws with respect to the disposition of all Registrable Securities covered by such Base Shelf Prospectus;

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(c) if a prospectus supplement will be used in connection with the marketing of an Underwritten Offering under a Registration Statement or the Base Shelf Prospectus and the Managing Underwriter at any time shall notify the Company in writing that, in the sole judgment of such Managing Underwriter, inclusion of detailed information to be used in such prospectus supplement is of material importance to the success of such Underwritten Offering, the Company shall use its commercially reasonable efforts to include such information in such prospectus supplement;

(d) furnish to each Selling Holder (i) as far in advance as reasonably practicable before filing a Registration Statement, the Base Shelf Prospectus or any other registration statement or prospectus contemplated by this Agreement or any supplement or amendment thereto, upon request, copies of reasonably complete drafts of all such documents proposed to be filed (including exhibits and each document incorporated by reference therein to the extent then required by the rules and regulations of the Commission or under Canadian Securities Laws), and provide each such Selling Holder the opportunity to object to any information pertaining to such Selling Holder and its plan of distribution that is contained therein and, to the extent timely received, make the corrections reasonably requested by such Selling Holder with respect to such information prior to filing such Registration Statement, Base Shelf Prospectus or such other registration statement and the prospectus included therein or any supplement or amendment thereto, and (ii) such number of copies of such Registration Statement or such other registration statement and the prospectus included therein and any supplements and amendments thereto as such Persons may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such Registration Statement or other registration statement;

(e) if applicable, use its commercially reasonable efforts to promptly register or qualify the Registrable Securities covered by any Registration Statement or any other registration statement or prospectus contemplated by this Agreement under the securities or blue sky laws of such jurisdictions as the Selling Holders or, in the case of an Underwritten Offering, the Managing Underwriter, shall reasonably request; provided, however, that the Company will not be required to qualify generally to transact business in any jurisdiction where it is not then required to so qualify or to take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject;

(f) promptly notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered by any of them under the Securities Act or Canadian Securities Laws, of (i) the filing of a Registration Statement, a Base Shelf Prospectus or any other registration statement or prospectus contemplated by this Agreement or any prospectus or prospectus supplement to be used in connection therewith, or any amendment or supplement thereto, and, with respect to a Registration Statement, a Base Shelf Prospectus or any other registration statement or prospectus or any post-effective amendment thereto, when the same has become effective or a receipt has been obtained therefore, if applicable; and (ii) the receipt of any written comments from the Commission or the Canadian Securities Authorities with respect to any filing referred to in clause (i) and any written request by the Commission or the Canadian Securities Authorities for amendments or supplements to any such Registration Statement, Base Prospectus Supplement or any other registration statement or any prospectus or prospectus supplement thereto;

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(g) promptly notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered by any of them under the Securities Act or Canadian Securities Laws, of (i) the happening of any event as a result of which the prospectus or prospectus supplement contained in a Registration Statement or applicable to a Base Shelf Prospectus or any other registration statement or prospectus contemplated by this Agreement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained therein, in the light of the circumstances under which a statement is made) or a “misrepresentation” as defined under Canadian Securities Laws, as applicable; (ii) the issuance or express threat of issuance by the Commission or the Canadian Securities Authorities of any cease trade order, stop order suspending the effectiveness of a Registration Statement or any other registration statement contemplated by this Agreement, or the initiation of any proceedings for that purpose; or (iii) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction. Following the provision of such notice, the Company agrees to, as promptly as practicable, amend or supplement the prospectus or prospectus supplement or take other appropriate action so that the prospectus or prospectus supplement does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing or a “misrepresentation” as defined under Canadian Securities Laws, as applicable, and to take such other action as is reasonably necessary to remove a cease trade order, stop order, suspension, threat thereof or proceedings related thereto;

(h) upon request and subject to appropriate confidentiality obligations, furnish to each Selling Holder copies of any and all transmittal letters or other correspondence with the Commission, Canadian Securities Authorities or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering of Registrable Securities;

(i) in the case of an Underwritten Offering, furnish, or use its reasonable efforts to cause to be furnished, upon request, (i) an opinion of counsel for the Company addressed to the underwriters, dated the date of the closing under the applicable underwriting agreement and (ii) a “comfort” letter addressed to the underwriters, dated the pricing date of such Underwritten Offering and a letter of like kind dated the date of the closing under the applicable underwriting agreement, in each case, signed by the independent public accountants who have certified the Company’s financial statements included or incorporated by reference into the applicable registration statement, or prospectus and each of the opinion and the “comfort” letter shall be in customary form and covering substantially the same matters with respect to such registration statement (and the prospectus and any prospectus supplement) or prospectus as have been customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to the underwriters in Underwritten Offerings of securities by the Company and such other matters as such underwriters may reasonably request;

(j) otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission and Canadian Securities Laws, as applicable;

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(k) make available to the appropriate representatives of the Managing Underwriter during normal business hours access to such information and Company personnel as is reasonable and customary to enable such parties to establish a due diligence defense under the Securities Act and Canadian Securities Laws, as applicable; provided, however, that the Company need not disclose any non-public information to any such representative unless and until such representative has entered into a confidentiality agreement with the Company;

(l) use its commercially reasonable efforts to cause all Registrable Securities registered pursuant to this Agreement to be listed on each securities exchange or nationally recognized quotation system on which similar securities issued by the Company are then listed;

(m) use its commercially reasonable efforts to cause Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Selling Holders to consummate the disposition of such Registrable Securities;

(n) provide a transfer agent and registrar for all Registrable Securities covered by any Registration Statement not later than the Effective Date of such Registration Statement and in respect of a Base Shelf Prospectus, the date of the receipt from the Canadian Securities Authorities for a final Base Shelf Prospectus;

(o) enter into customary agreements and take such other actions as are reasonably requested by the Selling Holders or the underwriters, if any, in order to expedite or facilitate the disposition of Registrable Securities (including making appropriate officers of the Company available to participate in customary marketing activities); provided, however, that the officers of the Company shall not be required to dedicate an unreasonably burdensome amount of time in connection with any roadshow and related marketing activities for any Underwritten Offering;

(p) if reasonably requested by a Selling Holder, (i) incorporate in a prospectus supplement or post-effective amendment such information as such Selling Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; and (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment, including in respect of any Shelf Prospectus Supplement;

(q) if reasonably required by the Company’s transfer agent, the Company shall promptly deliver any authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to transfer such Registrable Securities without legend upon sale by the Holder of such Registrable Securities under the Registration Statement or Base Shelf Prospectus; and

(r) if any Holder could reasonably be deemed to be an “underwriter,” as defined in Section 2(a)(11) of the Securities Act, in connection with the Registration Statement and any amendment or supplement thereof (a “Holder Underwriter Registration Statement”), then the Company will reasonably cooperate with such Holder in allowing such Holder to conduct customary “underwriter’s due diligence” with respect to the Company and satisfy its obligations in respect thereof. In addition, at any Holder’s request, the Company will furnish to such Holder,

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on the date of the effectiveness of the Holder Underwriter Registration Statement and thereafter from time to time on such dates as such Holder may reasonably request (provided that such request shall not be more frequently than on an annual basis unless such Holder is offering Registrable Securities pursuant to a Holder Underwriter Registration Statement), (i) a “comfort” letter, dated such date, from the Company’s independent certified public accountants in form and substance as has been customarily given by independent certified public accountants to underwriters in Underwritten Public Offerings of securities by the Company, addressed to such Holder, (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of the Holder Underwriter Registration Statement, in form, scope and substance as has been customarily given in Underwritten Public Offerings of securities by the Company, including standard “10b-5” negative assurance for such offerings, addressed to such Holder, and (iii) a standard officer’s certificate from the chief executive officer or chief financial officer, or other officers serving such functions, of the Company addressed to the Holder, as has been customarily given by such officers in Underwritten Public Offerings of securities by the Company. The Company will also use its reasonable efforts to provide legal counsel to such Holder with an opportunity to review and comment upon any such Holder Underwriter Registration Statement, and any amendments and supplements thereto, prior to its filing with the Commission.

Notwithstanding anything to the contrary in this Section 2.04, the Company will not name a Holder as an underwriter (as defined in Section 2(a)(11) of the Securities Act) in any Registration Statement or Holder Underwriter Registration Statement, as applicable, without such Holder’s consent. If the staff of the Commission requires the Company to name any Holder as an underwriter (as defined in Section 2(a)(11) of the Securities Act), and such Holder does not consent thereto, then such Holder’s Registrable Securities shall not be included on the applicable Registration Statement and the Company shall have no further obligations hereunder with respect to Registrable Securities held by such Holder, unless such Holder has not had an opportunity to conduct customary underwriter’s due diligence as set forth in subsection (q) of this Section 2.04 with respect to the Company at the time such Holder’s consent is sought.

Each Selling Holder, upon receipt of notice from the Company of the happening of any event of the kind described in subsection (f) of this Section 2.04, shall forthwith discontinue offers and sales of the Registrable Securities by means of a prospectus or prospectus supplement until such Selling Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by subsection (f) of this Section 2.04 or until it is advised in writing by the Company that the use of the prospectus may be resumed and has received copies of any additional or supplemental filings incorporated by reference in the prospectus, and, if so directed by the Company, such Selling Holder will, or will request the Managing Underwriter or Managing Underwriters, if any, to deliver to the Company (at the Company’s expense) all copies in their possession or control, other than permanent file copies then in such Selling Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

Section 2.05 Cooperation by Holders. The Company shall have no obligation to include Registrable Securities of a Holder in a Registration Statement or a Base Shelf Prospectus or in an Underwritten Offering pursuant to Section 2.03(a) if such Holder has failed to timely furnish such information that the Company determines, after consultation with its counsel, is reasonably required in order for any registration statement or prospectus supplement, as applicable, to comply with the Securities Act or Canadian Securities Laws, as applicable.

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Section 2.06 Restrictions on Public Sale by Holders of Registrable Securities. Each Holder of Registrable Securities participating in an Underwritten Offering included in a Registration Statement agrees to enter into a customary letter agreement with underwriters providing that such Holder will not effect any public sale or distribution of Registrable Securities during the 45 calendar day period beginning on the date of a prospectus or prospectus supplement filed with the Commission or the Canadian Securities Authorities, as applicable, with respect to the pricing of such Underwritten Offering; provided, however, that (i) the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters on the Company or the officers, directors or any other Affiliate of the Company on whom a restriction is imposed, (ii) the restrictions set forth in this Section 2.06 shall not apply to any Registrable Securities that are included in such Underwritten Offering by such Holder and (iii) in the event that the restrictions set forth in this Section 2.06 are waived with respect to any participant in such Underwritten Offering, such restrictions shall be deemed to have also been waived with respect to each Holder of Registrable Securities as those that are subject to such waiver.

Section 2.07 Expenses.

(a) Certain Definitions. “Registration Expenses” shall not include Selling Expenses but otherwise means all expenses of the Company incident to the Company’s performance under or compliance with this Agreement to effect the registration of Registrable Securities on a Registration Statement or the qualification of Registrable Securities under a Base Shelf Prospectus pursuant to Section 2.01, a Piggyback Registration pursuant to Section 2.02, or an Underwritten Offering pursuant to Section 2.03, and the disposition of such Registrable Securities, including all registration, filing, TSX and other securities exchange listing and Nasdaq fees, all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws, including fees of the Canadian Securities Authorities, fees of the Financial Industry Regulatory Authority, fees of transfer agents and registrars, all word processing, duplicating and printing expenses, and the fees and disbursements of counsel for the Company and for the applicable Holders and independent public accountants for the Company, including the expenses of any “cold comfort” letters required by or incident to such performance and compliance. “Selling Expenses” means all underwriting fees, discounts and selling commissions and transfer taxes allocable to the sale of the Registrable Securities.

(b) Expenses. The Company will pay all reasonable Registration Expenses, as determined in good faith, in connection with a shelf Registration, a Base Shelf Prospectus, a Piggyback Registration or, subject to Section 2.03(b), an Underwritten Offering, whether or not any sale is made pursuant to such shelf Registration, a Base Shelf Prospectus, Piggyback Registration or Underwritten Offering. Each Selling Holder shall pay its pro rata share of all Selling Expenses in connection with any sale of its Registrable Securities hereunder.

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Section 2.08 Indemnification.

(a) By the Company. In the event of a registration or qualification of any Registrable Securities under the Securities Act or Canadian Securities Law, as applicable, pursuant to this Agreement, the Company will indemnify and hold harmless each Selling Holder thereunder, its directors, officers, managers, partners, employees and agents and each Person, if any, who controls such Selling Holder within the meaning of the Securities Act and the Exchange Act, and its directors, officers, managers, partners, employees or agents (collectively, the “Selling Holder Indemnified Persons”), against any losses, claims, damages, expenses or liabilities (including reasonable attorneys’ fees and expenses) (collectively, “Losses”), joint or several, to which such Selling Holder Indemnified Person may become subject under the Securities Act, the Exchange Act, Canadian Securities Laws or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact (in the case of any prospectus, in light of the circumstances under which such statement is made) contained in (which, for the avoidance of doubt, includes documents incorporated by reference in) the applicable Registration Statement, other registration statement, Base Prospectus Supplement or other prospectus contemplated by this Agreement, any preliminary prospectus, prospectus supplement or final prospectus contained therein or relating thereto, or any amendment or supplement thereof, or any free writing prospectus relating thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading or “misrepresentation” as defined under Canadian Securities Laws, and will reimburse each such Selling Holder Indemnified Person for any legal or other expenses reasonably incurred by them in connection with investigating, defending or resolving any such Loss or actions or proceedings; provided, however, that the Company will not be liable in any such case if and to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission or “misrepresentation” as defined under Canadian Securities Laws so made in conformity with information furnished by such Selling Holder Indemnified Person in writing specifically for use in the applicable Registration Statement, other registration statement, Base Prospectus Supplement or other prospectus, or prospectus supplement, as applicable. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Selling Holder Indemnified Person, and shall survive the transfer of such securities by such Selling Holder.

(b) By Each Selling Holder. Each Selling Holder agrees severally and not jointly to indemnify and hold harmless the Company, the Company’s directors, officers, employees and agents and each Person, who, directly or indirectly, controls the Company within the meaning of the Securities Act or of the Exchange Act to the same extent as the foregoing indemnity from the Company to the Selling Holders, but only with respect to information regarding such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for inclusion in a Registration Statement, any other registration statement, Base Prospectus Supplement or other prospectus contemplated by this Agreement, any preliminary prospectus, prospectus supplement or final prospectus contained therein, or any amendment or supplement thereto or any free writing prospectus relating thereto; provided, however, that the liability of each Selling Holder shall not be greater in amount than the dollar amount of the proceeds (net of any Selling Expenses) received by such Selling Holder from the sale of the Registrable Securities giving rise to such indemnification.

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(c) Notice. Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission to so notify the indemnifying party shall not relieve it from any liability that it may have to any indemnified party other than under this Section 2.08(c) except to the extent that the indemnifying party is materially prejudiced by such failure. In any action brought against any indemnified party, it shall notify the indemnifying party of the commencement thereof. The indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 2.08 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that, (i) if the indemnifying party has failed to assume the defense or employ counsel reasonably satisfactory to the indemnified party or (ii) if the defendants in any such action include both the indemnified party and the indemnifying party and counsel to the indemnified party shall have concluded that there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, then the indemnified party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other reasonable expenses related to such participation to be reimbursed by the indemnifying party as incurred. It is understood and agreed that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for the indemnified parties, and that all such fees and expenses shall be paid or reimbursed as they are incurred. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify each indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding any other provision of this Agreement, no indemnifying party shall settle any action brought against any indemnified party with respect to which such indemnified party may be entitled to indemnification hereunder without the consent of the indemnified party, unless the settlement thereof imposes no liability or obligation on, includes a complete and unconditional release from liability of, and does not contain any admission of wrongdoing by, the indemnified party.

(d) Contribution. If the indemnification provided for in this Section 2.08 is held by a court or government agency of competent jurisdiction to be unavailable to any indemnified party or is insufficient to hold them harmless in respect of any Losses, then each such indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other hand, in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations; provided, however, that in no event shall any Selling Holder be required to contribute an aggregate amount in excess of the dollar amount of proceeds (net of Selling Expenses) received by such Selling Holder from the sale of Registrable Securities giving rise to such indemnification. The relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact has been made by, or relates to, information supplied by

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such party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to herein. The amount paid by an indemnified party as a result of the Losses referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonably incurred by such indemnified party in connection with investigating, defending or resolving any Loss that is the subject of this paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

(e) Other Indemnification. The provisions of this Section 2.08 shall be in addition to any other rights to indemnification or contribution that an indemnified party may have pursuant to law, equity, contract or otherwise. To the extent that any of the Holders is, or would be expected to be, deemed to be an underwriter of Registrable Securities pursuant to any Commission comments or policies or any court of law or otherwise, the Company agrees that the indemnification and contribution provisions contained in this Section 2.08 shall be applicable to the benefit of such Holder in its role as deemed underwriter in addition to its capacity as a Holder.

Section 2.09 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its commercially reasonable efforts to:

(a) make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 under the Securities Act (or any successor or similar provision then in effect), at all times from and after the date hereof;

(b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the date hereof; and

(c) so long as a Holder owns any Registrable Securities, furnish (i) to the extent accurate, forthwith upon request, a written statement of the Company that it has complied with the reporting requirements of Rule 144 under the Securities Act (or any successor or similar provision then in effect) and (ii) unless otherwise available via the Commission’s EDGAR filing system, to such Holder forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration.

Section 2.10 Transfer or Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities under this Article II may be transferred or assigned by each Holder to one or more transferees or assignees of Registrable Securities or securities convertible into or exercisable for Registrable Securities except that no rights provided for in Section 2.03(a) may be transferred or assigned by any Holder to any Person acquiring less than $15,000,000 in Registrable Securities (determined by multiplying the number of Registrable

18

Securities transferred or assigned by the Purchased Common Share Price); provided, however, that (a) the Company is given written notice prior to any said transfer or assignment, stating the name and address of each such transferee or assignee and identifying the securities with respect to which such registration rights are being transferred or assigned and (b) each such transferee or assignee assumes in writing responsibility for its portion of the obligations of such transferring Holder under this Agreement.

Section 2.11 Limitation on Subsequent Registration Rights. From and after the date hereof, the Company shall not, without the prior written consent of the Holders of a majority of the outstanding Registrable Securities and securities convertible into or exercisable for Registrable Securities, voting as a single class on an as-converted basis, enter into any agreement with any current or future holder of any securities of the Company that would allow such current or future holder to require the Company to include securities in any registration statement filed by the Company on a basis, other than pari passu with, or expressly subordinate to the piggyback rights of the Holders of Registrable Securities hereunder.

ARTICLE III

MISCELLANEOUS

Section 3.01 Communications. All notices and demands provided for hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, telecopy, electronic mail, air courier guaranteeing overnight delivery or personal delivery to the following addresses:

(a)	If to the Purchaser, to:

Stonepeak Magnet Holdings

LP 55 Hudson Yards

550 W. 34th Street – 48th Floor

New York, NY 10001

Attention: James Wyper and Adrienne Saunders

Email: [Redacted—personal information]

and

Sidley Austin LLP (counsel to the Purchaser)

1000 Louisiana Street

Suite 5900

Attention: Tim Chandler and Ryan Scofield

Email: tim.chandler@sidley.com; rscofield@sidley.com

and

McCarthy Tétrault LLP (Canadian counsel to the Purchaser)

Suite 5300

TD Bank Tower

Box 48, 66 Wellington Street West

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Toronto ON M5K 1E6

Attention: Andrew Parker and Patrick Boucher

Email: aparker@mccarthy.ca; pboucher@mccarthy.ca

(b)	If to the Company:

Akumin Inc.

8300 W Sunrise Blvd.

Plantation FL 33322

United States

Attention: Riadh Zine / Matt Cameron

Email: [Redacted—personal information]

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto Ontario M5L 1B9

Canada

Attention: Dee Rajpal

Email: drajpal@stikeman.com

or to such other address as the Company or any Holder may designate to each other in writing from time to time or, if to a transferee or assignee of the Purchaser or any transferee or assignee thereof, to such transferee or assignee at the address provided pursuant to Section 2.10. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by certified or registered mail, return receipt requested, or regular mail, if mailed; upon actual receipt of the facsimile or email copy, if sent via facsimile or email; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Section 3.02 Binding Effect. This Agreement shall be binding upon the Company, the Purchaser and their respective successors and permitted assigns, including subsequent Holders of Registrable Securities to the extent permitted herein. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and permitted assigns.

Section 3.03 Assignment of Rights. Except as provided in Section 2.10, neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned or transferred, by operation of law or otherwise, by any party hereto without the prior written consent of the other party.

Section 3.04 Recapitalization, Exchanges, Etc. Affecting Common Shares. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all Common Shares of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for or in substitution of, the Registrable Securities, and shall be appropriately adjusted for combinations, Common Share splits, recapitalizations, pro rata distributions of Common Shares and the like occurring after the date of this Agreement.

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Section 3.05 Aggregation of Registrable Securities. All Registrable Securities held or acquired by Persons who are Affiliates of one another shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

Section 3.06 Specific Performance. Damages in the event of breach of this Agreement by a party hereto may be difficult, if not impossible, to ascertain, and it is therefore agreed that each such Person, in addition to and without limiting any other remedy or right it may have, will have the right to seek an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof, and each of the parties hereto hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any such Person from pursuing any other rights and remedies at law or in equity that such Person may have.

Section 3.07 Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement.

Section 3.08 Governing Law, Submission to Jurisdiction. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), will be construed in accordance with and governed by the laws of the State of New York without regard to principles of conflicts of laws. Any action against any party relating to the foregoing shall be brought in any federal or state court of competent jurisdiction located within the State of New York, and the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any such action. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Section 3.09 Waiver of Jury Trial. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVE, AND AGREE TO CAUSE THEIR AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY

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OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 3.10 Entire Agreement. This Agreement, the Warrants, the Warrant Agreement and the Purchase Agreement and the other agreements and documents referred to herein are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or in the Warrants, the Warrant Agreement or Purchase Agreement with respect to the rights granted by the Company or any of its Affiliates or the Purchaser or any of their respective Affiliates set forth herein or therein. This Agreement, the Warrants, the Warrant Agreement, the Purchase Agreement and the other agreements and documents referred to herein or therein supersede all prior agreements and understandings between the parties with respect to such subject matter.

Section 3.11 Amendment. This Agreement may be amended only by means of a written amendment signed by the Company and the Holders of a majority of the outstanding Registrable Securities or securities convertible into Registrable Securities, as applicable; provided, however, that no such amendment shall adversely affect the rights of any Holder hereunder without the consent of such Holder. Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by the Company or any Purchaser from the terms of any provision of this Agreement shall be effective only in the specific instance and for the specific purpose for which such amendment, supplement, modification, waiver or consent has been made or given.

Section 3.12 No Presumption. This Agreement has been reviewed and negotiated by sophisticated parties with access to legal counsel and shall not be construed against the drafter.

Section 3.13 Obligations Limited to Parties to Agreement. Each of the parties hereto covenants, agrees and acknowledges that, other than as set forth herein, no Person other than the Purchaser, the Selling Holders, their respective permitted assignees and the Company shall have any obligation hereunder and that, notwithstanding that one or more of such Persons may be a corporation, Company or limited liability company, no recourse under this Agreement or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of such Persons or their respective permitted assignees, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of such Persons or any of their respective assignees, or any former, current or future director, officer, employee,

22

agent, general or limited partner, manager, member, shareholder or Affiliate of any of the foregoing, as such, for any obligations of such Persons or their respective permitted assignees under this Agreement or any documents or instruments delivered in connection herewith or for any claim based on, in respect of or by reason of such obligation or its creation, except, in each case, for any assignee of any Purchaser or a Selling Holder hereunder.

Section 3.14 Interpretation. Article, Section and Schedule references in this Agreement are references to the corresponding Article, Section or Schedule to this Agreement, unless otherwise specified. All Schedules to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. The word “including” shall mean “including but not limited to” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. Whenever the Company has an obligation under this Agreement, the expense of complying with that obligation shall be an expense of the Company unless otherwise specified. Any reference in this Agreement to “$” shall mean U.S. dollars. Whenever any determination, consent or approval is to be made or given by a Holder, such action shall be in such Holder’s sole discretion, unless otherwise specified in this Agreement. If any provision in this Agreement is held to be illegal, invalid, not binding or unenforceable, (a) such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions shall remain in full force and effect, and (b) the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any words imparting the singular number only shall include the plural and vice versa. The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.

[Remainder of Page Left Intentionally Blank]

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IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

AKUMIN INC.

By:
Name:
Title:

Signature Page to Registration Rights Agreement

STONEPEAK MAGNET HOLDINGS LP

By: Stonepeak Associates IV LLC, its general partner

By:
Name:
Title:

Signature Page to Registration Rights Agreement

Exhibit D-1

FORM OF SERIES A WARRANT CERTIFICATE

Exhibit D-1

THE WARRANTS REPRESENTED HEREBY MAY NOT BE TRANSFERRED OR EXERCISED BY ANY PERSON OTHER THAN THE REGISTERED HOLDER HEREOF EXCEPT AS EXPRESSLY PROVIDED HEREIN.

THE WARRANTS EVIDENCED BY THIS CERTIFICATE ARE EXERCISABLE AT ANY TIME AND FROM TIME TO TIME UNTIL THE EXPIRATION TIME (AS DESCRIBED HEREIN), AFTER WHICH THEY SHALL EXPIRE AND BE OF NO FURTHER FORCE OR EFFECT.

THIS WARRANT AND THE UNDERLYING COMMON SHARES THAT MAY BE ISSUED UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 UNDER THE SECURITIES ACT AND (2) AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH WARRANT AND THE UNDERLYING COMMON SHARES THAT MAY BE ISSUED UPON ITS EXERCISE, PRIOR TO THE EXPIRATION OF THE APPLICABLE HOLDING PERIOD WITH RESPECT TO RESTRICTED SECURITIES SET FORTH IN RULE 144 UNDER THE SECURITIES ACT, ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHICH NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (C) TO AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, (D) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (B) OR (C) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION OR OTHER INFORMATION SATISFACTORY TO THE COMPANY, AND IN EACH OF THE FOREGOING CASES, A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE COMPANY. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE EXPIRATION OF THE APPLICABLE HOLDING PERIOD WITH RESPECT TO RESTRICTED SECURITIES SET FORTH IN RULE 144 UNDER THE SECURITIES ACT.

AKUMIN INC.

[DATE]

No._____	Warrants__

Series A Warrant Certificate

This Series A Warrant Certificate (the “Warrant Certificate”) certifies that                                                                                  is the registered holder of Series A Warrants (the “Warrants”), exercisable for Common Shares without par value (the “Common Shares”) of Akumin Inc., a corporation incorporated under the Business Corporations Act (Ontario) (the “Company”). This Warrant Certificate is exercisable for [ ]1 Common Shares (the “Exercise Shares”). Each Warrant entitles the registered holder upon exercise at any

[1]

To equal 15% of the dollar value of the initial drawdown of the amount of capital funded by Purchaser at Closing (as defined in the Purchase Agreement) in the form of a Series A Note, divided by a strike price equal to Common Share Per Share Purchase Price (as defined in the Purchase Agreement).

time from 9:00 a.m., New York City Time on [ ]2 until 5:00 p.m., New York City Time on [ ]3 (the “Expiration Time”), to receive from the Company an amount of fully paid and nonassessable Common Shares (the “Warrant Shares”) at an initial exercise price (the “Exercise Price”) of $[ ]4 (as such price may be adjusted as provided in this Warrant Certificate), which exercise may be completed pursuant to a Net Share Settlement, subject to the conditions and terms set forth herein. The Exercise Price and the number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events set forth in this Warrant Certificate.

Article 1.

DEFINITIONS

Section 1.01 Definitions. As used in this Warrant Certificate, the following terms shall have the following respective meanings.

“act” has the meaning set forth in Section 5.01.

“Affiliate” shall have the meaning ascribed to it, on the date hereof, in Rule 405 under the Securities Act.

“Board of Directors” means the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action.

“Business Combination” means a merger, consolidation, statutory exchange or similar transaction that requires the approval of the Company’s shareholders.

“Business Day” means any day other than a Saturday, Sunday, any federal legal holiday or day on which banking institutions in the State of New York or Toronto, Ontario are authorized or required by Law or other governmental action to close.

“Closing Sale Price” of the Common Shares means, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on NASDAQ or, if the Common Shares are not listed NASDAQ, the TSX, or if the Common Shares are not listed on the TSX, in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount reasonably determined by the Board of Directors in good faith to be the fair market value of a Common Share.

“Commission” means the Securities and Exchange Commission.

“Common Shares” has the meaning assigned to such term in the initial paragraph of this Warrant Certificate.

“Company” has the meaning assigned to such term in the initial paragraph of this Warrant Certificate.

[2]	To be the Issue Date.
[3]	To be the 10 year anniversary of the Issue Date.
[4]	To be the Common Share Per Share Purchase Price.

2

“Ex-Date” means, when used with respect to any issuance of or distribution in respect of the Common Shares or any other securities, the first date on which the Common Shares or such other securities trade without the right to receive such issuance or distribution.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exercise Notice” has the meaning assigned to such term in Section 2.01(b).

“Exercise Price” has the meaning assigned to such term on the cover page hereto, subject to adjustment pursuant to Section 4.01.

“Exercise Shares” has the meaning assigned to such term on the cover page hereto. “Expiration Time” has the meaning assigned to such term on the cover page hereto. “Holder” or “Warrantholder” means the registered holder of this Warrant Certificate.

“Industry Competitor” means any Person that is (or one or more of whose Affiliates are) actively engaged as one of its principal businesses in the provision of outpatient healthcare services; provided, however, that a private equity or similar fund shall not be deemed to be an “Industry Competitor” solely due to the activities of its portfolio companies.

“Issue Date” means the date on which the Warrants represented by this Warrant Certificate were issued in connection with the Purchase Agreement.

“Law” means any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law (including common law), rule or regulation.

“Market Value” means, as of any date of determination, the VWAP during a 10 consecutive Trading Day period ending on the Trading Day immediately prior to the date of determination.

“NASDAQ” means the Nasdaq Stock Market LLC.

“National Securities Exchange” means NASDAQ or TSX or, if the Common Shares are not listed on NASDAQ or TSX, an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) on which the Common Shares are listed.

“Net Share Settlement” has the meaning assigned to such term in Section 2.01(b).

“Net Share Settlement Election” has the meaning assigned to such term in Section 2.01(b). “Net Share Settlement Election Price” means $1.00.

“Officer” means the Chief Executive Officer, the Chief Operating Officer, Chief Financial Officer, Chief Revenue Officer, Chief Compliance Officer, any President, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer or the Secretary of the Company.

“Person” means any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

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“Pro Rata Repurchases” means any purchase of Common Shares by the Company or any Affiliate thereof pursuant to (i) any tender offer or exchange offer directed to all of the holders of Common Shares subject to Section 13(e) or 14(e) of the Exchange Act or Regulation 14E promulgated thereunder or (ii) any other tender offer available to substantially all holders of Common Shares (other than a normal course issuer bid of the Company), in the case of both (i) and (ii), whether for cash, other securities of the Company, evidences of indebtedness of the Company or any other Person or any other property (including other securities or evidences of indebtedness of a subsidiary), or any combination thereof, effected while the Warrants are outstanding. The “Effective Date” of a Pro Rata Repurchase means the date of purchase with respect to any Pro Rata Purchase.

“Purchase Agreement” means the Series A Notes and Common Share Purchase Agreement, dated June 25, 2021, entered into by and among the Company, Akumin Corp., a Delaware corporation, and Stonepeak Magnet Holdings LP.

“Rule 144” means Rule 144 promulgated under the Securities Act. “Rule 144A” means Rule 144A under the Securities Act.

“Rule 144A Certificate” means a certificate substantially in the form of Exhibit B hereto.

“Securities Act” means the Securities Act of 1933.

“Trading Day” means a day on which the principal National Securities Exchange on which the Common Shares are listed or admitted to trading is open for the transaction of business or, if the Common Shares are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“Trigger Event” has the meaning assigned to such term in Section 4.01(a)(ix). “TSX” means the Toronto Stock Exchange.

“VWAP” means for any period of Trading Days, the volume-weighted average trading price of the Common Shares on NASDAQ or, if the Common Shares are not listed NASDAQ, the TSX during such period of Trading Days.

“Warrant Certificate” has the meaning assigned to such term in the initial paragraph hereof. “Warrant Exercise” has the meaning assigned to such term in Section 2.01(b).

“Warrant Shares” has the meaning assigned to such term in the initial paragraph hereof. “Warrants” has the meaning assigned to such term in the initial paragraph hereof.

Article 2.

SEPARATION OF WARRANTS; TERMS OF WARRANTS; EXERCISE OF WARRANTS

Section 2.01 Terms Of Warrants; Exercise Of Warrants.

(a) Subject to the terms of this Warrant Certificate, a Warrant shall be exercisable, at the election of the Holder thereof, either in full or from time to time in part during the period commencing at the opening of business on the Issue Date and until the Expiration Time, and shall entitle the Holder thereof to receive, from the Company, Warrant Shares, which may be satisfied, at the Holder’s option, pursuant to a Net Share Settlement pursuant to Section 2.01(c); provided that Holders shall be able to exercise their

4

Warrants only if the exercise of such Warrants is exempt from, or in compliance with, the registration requirements of the Securities Act and all applicable Canadian securities laws requirements and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the state or province in which the Holder resides. Each Warrant not exercised prior to the Expiration Time shall become void and all rights thereunder and all rights in respect thereof under this Warrant Certificate shall cease as of such time.

(b) In order to exercise all or any of the Warrants, the Holder must deliver to the Company (i) this Warrant Certificate, and (ii) the form of election to exercise appended hereto as Exhibit A duly filled in and signed (the “Exercise Notice”), which Exercise Notice shall set out whether the Holder has elected (a “Net Share Settlement Election”) to have the exercise of Warrants set forth in the Exercise Notice (the “Warrant Exercise”) net share settled pursuant to the procedures set forth in Section 2.01(c) (a “Net Share Settlement”).

(c) If the Holder makes a Net Share Settlement Election pursuant to Section 2.01(b) with respect to a Warrant Exercise, then the Warrant Exercise shall be “net share settled” whereupon the Warrant will in exchange for the payment of the Net Share Settlement Election Price be converted into Common Shares, after which the Company will issue to the Holder the Warrant Shares equal to the result obtained by (i) subtracting B from A, (ii) dividing the result by A, and (iii) multiplying the difference by C as set forth in the following equation:

X = ((A—B)/A) × C

where:

X = the Warrant Shares issuable upon exercise pursuant to this paragraph (c). A = the Market Value.

B = the Exercise Price.

C = the number of Common Shares as to which Warrants are then being exercised (the “Exercise Shares”).

If the foregoing calculation results in X being a negative number, then no Common Shares shall be issued upon exercise pursuant to this paragraph (c). The amount added to the stated capital of the Common Shares issued pursuant to the Net Share Settlement Election shall be equal to the Net Share Settlement Election Price.

(d) Upon compliance with the provisions set forth above, the Company shall deliver or cause to be delivered with all reasonable dispatch, to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate or certificates for, or reasonable evidence of book entries made by the transfer agent in respect of the Common Shares with respect to, the Warrant Shares issuable upon the exercise of such Warrants or other securities or property to which such Holder is entitled, provided that the number of Warrant Shares shall be rounded up to the nearest whole share, no fractional Common Shares will be issuable upon any exercise of the Warrants and the Holder will not be entitled to any cash payment or compensation in lieu of a fractional Common Share. Such certificate or certificates or other securities or property shall be deemed to have been issued, and any person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares or other securities or property, as of the date of the surrender of such Warrants, notwithstanding that the stock transfer books of the Company shall then be closed or the certificates or other securities or property have not been delivered.

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(e) If less than all the Warrants represented by this Warrant Certificate are exercised, upon surrender of this Warrant Certificate, a new Warrant certificate of the same tenor and for the number of Warrants which were not exercised shall be executed by the Company and delivered to the Holder.

(f) Certificates or book entries representing Warrant Shares shall bear the following restricted legend:

THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 UNDER THE SECURITIES ACT AND (2) AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY PRIOR TO THE EXPIRATION OF THE APPLICABLE HOLDING PERIOD WITH RESPECT TO RESTRICTED SECURITIES SET FORTH IN RULE 144 UNDER THE SECURITIES ACT, ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHICH NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (C) TO AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, (D) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (B) OR (C) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION OR OTHER INFORMATION SATISFACTORY TO THE COMPANY, AND IN EACH OF THE FOREGOING CASES, A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE COMPANY. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE EXPIRATION OF THE APPLICABLE HOLDING PERIOD WITH RESPECT TO RESTRICTED SECURITIES SET FORTH IN RULE 144 UNDER THE SECURITIES ACT.

(g) Notwithstanding anything to the contrary herein, unless otherwise agreed by the Company, the Warrant Shares shall be in uncertificated, book entry form as permitted by the Bylaws of the Company and the Business Corporations Act (Ontario).

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Section 2.02 Conditional Exercise. Notwithstanding any other provision hereof, if an exercise of any portion of a Warrant is to be made in connection with a public offering or a sale of the Company (pursuant to a merger, sale of stock, or otherwise), such exercise may at the election of the Holder be conditioned upon the consummation of such transaction, in which case such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.

Section 2.03 Restrictions on Exercise. Notwithstanding anything to the contrary contained in this Warrant Certificate,

(a) no exercise of all or any portion of the Warrants represented by this Warrant Certificate shall be permitted in the event that disinterested shareholder approval of the exercise of the Warrants has not been obtained in accordance with [Section 5.05] of the Purchase Agreement; and

(b) until such time as a Personal Information Form has been cleared by the TSX, the Financing Warrants shall not be exercised if, as a result of such exercise, the Holder shall become a holder of more than 10% of the Company’s Common Shares.

Article 3.

COVENANTS OF THE COMPANY

Section 3.01 Payment Of Taxes. The Company will pay all documentary, stamp or similar issue or transfer taxes in respect of the issuance or delivery of Warrant Shares upon the exercise of Warrants; provided that the exercising Holder shall be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue of any Warrants or any Warrant Shares in a name other than that of the registered holder of a Warrant surrendered upon exercise.

Section 3.02 Rule 144A(d)(4) Information. For so long as any of the Warrants or Warrant Shares remain outstanding and constitute “restricted securities” under Rule 144, the Company will make available upon request to any prospective purchaser of the Warrants or Warrant Shares or beneficial owner of Warrants or Warrants Shares in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act; provided that such information shall be deemed conclusively to be made available pursuant to this Section 3.02 if the Company has filed such information with the Commission via its Electronic Data Gathering, Analysis and Retrieval System and such information is publicly available on such system.

Section 3.03 Reservation Of Warrant Shares. The Company will at all times reserve and keep available for issuance and delivery, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, such number of its authorized but unissued Common Shares or other securities of the Company as will from time to time be sufficient to permit the exercise in full of all outstanding Warrants under this Warrant Certificate, and shall use commercially reasonable efforts to increase the authorized number of Common Shares or other securities if at any time there shall be insufficient unissued Common Shares or other securities to permit such reservation.

Section 3.04 Tax Treatment of Net Share Settlement. The Company will use commercially reasonable efforts to cause any Net Share Settlement to qualify for nonrecognition of the applicable Holder’s gain or loss for Federal income tax purposes, including (as may be necessary or appropriate) adopting a “plan of reorganization” in order for such Net Share Settlement to be treated as occurring pursuant to a “reorganization” within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986.

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Section 3.05 Replacement Warrants. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant Certificate and, in the case of any such loss, theft or destruction, upon delivery of a bond or indemnity satisfactory to the Company, or, in the case of any such mutilation, upon surrender or cancellation of this Warrant Certificate, the Company will issue to the Holder a new warrant certificate of like tenor, in lieu of this Warrant Certificate, representing the right to subscribe for and purchase the number of Common Shares which may be subscribed for and purchased hereunder. The Company may charge the Holder for the expenses of the Company in replacing a Warrant.

Section 3.06 Registration, Transfer. (a) The Company shall maintain a register (the “Register”) for registering the record ownership of the Warrants by the Holders and transfers of the Warrants. Each Warrant will be registered in the name of the Holder thereof or its nominee.

(b) A Holder may transfer Warrants to another Person by presenting written notice thereof to the Company stating the name of the transferee, accompanied by any certification, opinion or other document required by this Warrant Certificate or as may be reasonably requested by the Company. The Company will promptly register any transfer that meets the requirements of this Section 3.06 by noting the same in the Register.

No service charge will be imposed in connection with any transfer of any Warrant, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

(c) Subject to compliance with Section 3.07(b), if a Warrant is transferred for another Warrant, the Company will (i) cancel the Warrant being transferred, (ii) deliver one or more new Warrants which (in the aggregate) reflect the number of Warrants equal to the number of Warrants being transferred to the transferee, registered in the name of such transferee, and (iii) if such transfer involves less than the entire amount of the canceled Warrant, deliver to the Holder thereof one or more Warrants which (in the aggregate) reflect the amount of the untransferred portion of the canceled Warrant, registered in the name of the Holder thereof.

Section 3.07 Restrictions On Transfer. (a) The transfer of any Warrant may only be made in accordance with Section 3.06 and this Section 3.07. The Company shall refuse to register any requested transfer that does not comply with the preceding sentence. The Person requesting the transfer must deliver or cause to be delivered to the Company such certifications, opinions and evidence as the Company may reasonably require in order to determine that the proposed transfer is being made in compliance with the Securities Act and any applicable securities laws of any state of the United States.

(b) No certification is required in connection with any transfer of any Warrant (or a beneficial interest therein):

(i) after such Warrant is eligible for resale pursuant to Rule 144 under the Securities Act (or a successor provision) without the need to satisfy current information or other requirements therein; provided that the Company may require from any Person requesting a transfer in reliance upon this clause (i) any other reasonable certifications and evidence in order to support such certificate; or

(ii) sold pursuant to an effective registration statement.

Any Warrant delivered in reliance upon this paragraph will not bear the Restricted Legend.

(c) The Company will retain copies of all certificates and other documents received in connection with the transfer of a Warrant.

(d) No transfer of a Warrant to an Industry Competitor shall be permitted without the prior written consent of the Company.

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Section 3.08 HSR and Competition Act Filings. From time to time, upon written notice from the Holder, the Company, on the one hand, and the Holder, on the other hand, shall (i) as promptly as practicable, make, or cause or be made, all relevant filings and submissions required under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the Competition Act (Canada), as amended, and (ii) use its commercially reasonable efforts to obtain, or cause to be obtained, consent or clearance in respect of such filings and submissions (or the termination or expiration of the applicable waiting period, as applicable); provided, however, any filing or submission fees required in connection with any such filings or submissions shall be paid by the Holder requesting such filing. Any other fees and expenses (including fees and expenses of legal counsel) incurred in connection with this Section 3.08 shall be borne by the party incurring such expense. For purposes of this Section 3.08, the Holder and the Company shall (a) provide to each other draft copies of and a reasonable opportunity to comment on all proposed filings, applications, notices, submissions and correspondence, and final copies of all such materials, (b) not meet or have any substantive discussion with a governmental entity without allowing the other party to participate in such meeting and discussions, (c) provide to each other and any governmental entity supplemental information and documents, requested in connection with any such filing or applications, and (d) provide each other with copies of all correspondence, notices, clearances and any other documents received from any governmental entity, provided that in all cases under this Section 3.08 competitively sensitive information shall be shared with counsel for the other Party on an outside counsel only basis.

Article 4.

ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES ISSUABLE

Section 4.01 Adjustment to Number of Warrant Shares. The Exercise Price and the number of Warrant Shares issuable upon the exercise of each Warrant are subject to adjustment from time to time upon the occurrence of the events enumerated in this Section 4.01.

In the event that, at any time as a result of the provisions of this Section 4.01, the Holders of the Warrants shall become entitled upon subsequent exercise to receive any securities of the Company other than Common Shares, the number of such other securities so receivable upon exercise of this Warrant shall thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained herein.

(a) Adjustments for Change in Common Shares.

(i) If the Company pays a dividend (or other distribution) in Common Shares to all holders of the Common Shares, then the Exercise Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

OS1
OS0

where

OS0	=	the number of Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1	=	the sum of (A) the number of Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Common Shares constituting such dividend.

In any such event, the number of Warrant Shares issuable upon exercise of each Warrant at the time of the record date for such dividend or distribution shall be proportionately adjusted so that the Holder, after such date, shall be entitled to purchase the number of Common Shares that such Holder would have owned or been entitled to receive in respect of the Common Shares subject to the Warrant after such date had the Warrant been exercised immediately prior to such date.

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(ii) If the Company issues to all holders of Common Shares rights, options or warrants entitling them, for a period of not more than 60 days from the date of issuance of such rights, options or warrants, to subscribe for or purchase Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exercise Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

OS0 + X
OS0 + Y

where

OS0	=	the number of Common Shares outstanding at the close of business on the record date for such issuance;

X	=	the total number of Common Shares issuable pursuant to such rights, options or warrants; and

Y	=	the number of Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

In any such event, the number of Warrant Shares issuable upon the exercise of each Warrant immediately prior to the date of the agreement on pricing of such rights, options or warrants (the “Initial Number”) shall be increased to the number obtained by multiplying the Initial Number by a fraction (i) the numerator of which shall be the sum of (x) the number of Common Shares outstanding on such date and (y) the number of additional Common Shares issuable in connection with such rights, options or warrants as of such date and (ii) the denominator of which shall be the sum of (1) the number of Common Shares outstanding on such date and (2) the number of Common Shares that the aggregate consideration receivable by the Company for the total number of Common Shares so issuable in connection with such rights, options or warrants would purchase at the Market Value on the last trading day preceding the date of the agreement on pricing such rights, options or warrants.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exercise Price and the number of Warrant Shares shall be readjusted to the Exercise Price and the number of Warrant Shares that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of Common Shares actually delivered. If such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Exercise Price and the number of Warrant Shares shall not be adjusted until such triggering events occur. In determining the aggregate offering price payable for such Common Shares, the conversion agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

(iii) If the Company subdivides, combines or reclassifies the Common Shares into a greater or lesser number of Common Shares, then the Exercise Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

10

OS1
OS0

where

OS0	=	the number of Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and

OS1	=	the number of Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

In any such event, the number of Warrant Shares issuable upon exercise of each Warrant at the time of the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the Holder, after such date, shall be entitled to purchase the number of Common Shares that such Holder would have owned or been entitled to receive in respect of the Common Shares subject to the Warrant after such date had the Warrant been exercised immediately prior to such date.

(iv) If the Company distributes to all holders of Common Shares evidences of indebtedness, securities (other than Common Shares) or other assets (including securities, but excluding any dividend or distribution referred to in clause (i) above; any rights or warrants referred to in clause (ii) above; and any dividend of securities of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit in the case of certain spin-off transactions as described below), then the Exercise Price in effect immediately following the close of business on the record date for such distribution shall be divided by the following fraction:

SP0
SP0 – FMV

where

SP0	=	the Closing Sale Price per Common Share on the Trading Day immediately preceding the Ex-Date; and

FMV	=	the fair market value of the portion of the distribution applicable to one Common Share on the Trading Day immediately preceding the Ex-Date as determined by the Board of Directors.

In any such event, the number of Warrant Shares issuable upon the exercise of each Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Warrant Shares issuable upon the exercise of the Warrant before such adjustment, and (2) the Exercise Price in effect immediately prior to the distribution giving rise to this adjustment by (y) the new Exercise Price determined in accordance with the immediately preceding sentence.

In a spin-off, where the Company makes a distribution to all holders of Common Shares consisting of securities of any class or series, or similar equity interests of, or relating to, a subsidiary or other business unit the Exercise Price shall be adjusted on the 14th Trading Day after the effective date of the distribution by dividing the Exercise Price in effect immediately prior to such 14th Trading Day by the following fraction:

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MP0 + MPS
MP0

where

MP0	=	the average of the Closing Sale Price of the Common Shares over each of the first 10 Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution; and

MPS	=	the average of the closing sale price of the securities or equity interests representing the portion of the distribution applicable to one Common Share over each of the first 10 Trading Days commencing on and including the 5th Trading Day following the effective date of such distribution, or, as reported in the principal securities exchange or quotation system or market on which such shares are traded, or if not traded on a national or regional securities exchange or over-the-counter market, the fair market value of the securities or equity interests representing the portion of the distribution applicable to one Common Share on such date as determined by the Board of Directors.

In any such event, the number of Warrant Shares issuable upon the exercise of each Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Warrant Shares issuable upon the exercise of the Warrant before such adjustment, and (2) the Exercise Price in effect immediately prior to the distribution giving rise to this adjustment by (y) the new Exercise Price determined in accordance with the immediately preceding sentence.

In the event that such distribution described in this clause (iv) is not so made, the Exercise Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay such dividend or distribution, to the Exercise Price that would then be in effect if such dividend distribution had not been declared.

(v) In case the Company effects a Pro Rata Repurchase of Common Shares, then the Exercise Price shall be adjusted to the price determined by multiplying the Exercise Price in effect immediately prior to the effective date of such Pro Rata Repurchase by a fraction of which the numerator shall be (i) the product of (x) the number of Common Shares outstanding immediately before such Pro Rata Repurchase and (y) the Market Value of a Common Share on the trading day immediately preceding the first public announcement by the Company or any of its Affiliates of the intent to effect such Pro Rata Repurchase, minus (ii) the aggregate purchase price of the Pro Rata Repurchase, and of which the denominator shall be the product of (1) the number of Common Shares outstanding immediately prior to such Pro Rata Repurchase minus the number of Common Shares so repurchased and (2) the Market Value per Common Share on the trading day immediately preceding the first public announcement by the Company or any of its Affiliates of the intent to effect such Pro Rata Repurchase. In such event, the number of Warrant Shares shall be adjusted to the number obtained by dividing (A) the product of (I) the number of Warrant Shares issuable upon the exercise of the Warrant before such adjustment, and (II) the Exercise Price in effect immediately prior to the Pro Rata Repurchase giving rise to this adjustment by (B) the new Exercise Price determined in accordance with the immediately preceding sentence.

(vi) In case of any Business Combination or reclassification of Common Shares (other than a reclassification of Common Shares referred to in Section 6.01(a)(iii)), the Holder’s right to receive Warrant Shares upon exercise of the Warrants shall be converted into the right to exercise the Warrants to acquire the number of shares of stock or other securities or property (including cash) that the Common Shares issuable (at the time of such Business Combination or reclassification) upon exercise of each Warrant immediately prior to such Business Combination

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or reclassification would have been entitled to receive upon consummation of such Business Combination or reclassification; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the Holder shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to the Holder’s right to exercise each Warrant in exchange for any shares of stock or other securities or property pursuant to this Section 4.01(a) vi). In determining the kind and amount of stock, securities or the property receivable upon exercise of each Warrant following the consummation of such Business Combination, if the holders of Common Shares have the right to elect the kind or amount of consideration receivable upon consummation of such Business Combination, then the Holder shall have the right to make a similar election (including being subject to similar proration constraints) upon exercise of each Warrant with respect to the number of shares of stock or other securities or property that the Holder will receive upon exercise of a Warrant.

(vii) Notwithstanding anything herein to the contrary, no adjustment under this Section 4.01 need be made to the Exercise Price unless such adjustment would require an increase or decrease of at least 1.0% of the Exercise Price then in effect. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least 1.0% of such Exercise Price.

(viii) The Company reserves the right to make such reductions in the Exercise Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Exercise Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exercise Price.

(ix) Notwithstanding any other provisions of this Section 4.01(a), rights or warrants distributed by the Company to all holders of Common Shares entitling the holders thereof to subscribe for or purchase securities of the Company (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events (“Trigger Event”): (A) are deemed to be transferred with such Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Common Shares, shall be deemed not to have been distributed for purposes of this Section 4.01(a) (and no adjustment to the Exercise Price under this Section 4.01(a) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exercise Price shall be made under Section 4.01(a)(ii). In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Exercise Price under this Section 4.01(a) was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, the Exercise Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, the Exercise Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Company has a rights plan or agreement in effect upon exercise of the Warrants, which rights plan provides for rights or warrants of the type described in this clause, then upon exercise of the Warrants, the Holder will receive, in addition to the Common Shares to which he is

13

entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exercise Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Company may amend such applicable shareholder rights plan or agreement to provide that upon exercise of the Warrants, the Holders will receive, in addition to the Common Shares issuable upon such exercise, the rights that would have attached to such Common Shares if the Trigger Event had not occurred under such applicable shareholder rights plan or agreement.

(b) Notwithstanding anything to the contrary in Section 4.01, no adjustment to the Exercise Price shall be made with respect to any distribution or other transaction if Holders are entitled to participate in such distribution or transaction as if they held a number of Common Shares issuable upon exercise of the Warrants immediately prior to such event, without having to exercise their Warrants.

(c) If the Company shall take a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to shareholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in the Exercise Price then in effect shall be required by reason of the taking of such record.

(d) Notice of Adjustment. Whenever the Exercise Price is adjusted, the Company shall provide the notices required by Section 4.03 hereof.

(e) When Issuance or Payment May be Deferred. In any case in which this Section 4.01 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event issuing to the Holder of any Warrant exercised after such record date the Warrant Shares and other securities of the Company, if any, issuable upon such exercise over and above the Warrant Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price; provided that the Company shall deliver to such Holder a due bill or other appropriate instrument evidencing such Holder’s right to receive such additional Warrant Shares, other securities and cash upon the occurrence of the event requiring such adjustment.

(f) Form of Warrants. Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon the exercise of the Warrants, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the Warrants initially issuable pursuant to this Warrant Certificate.

(g) No Adjustments Below Par Value. Notwithstanding anything herein to the contrary, no adjustment will be made to the Exercise Price if, as a result of such adjustment, the Exercise Price per Warrant Share would be less than the par value of the Company’s Common Shares (or other securities for which any Warrant is exercisable), if any.

Section 4.02 Fractional Interests. The Company shall not be required to issue fractional Warrant Shares or scrip representing fractional shares on the exercise of Warrants and the Holder will not be entitled to any cash payment or compensation in lieu of a fractional Warrant Share. If the exercise of any Warrant would require a fraction of a Warrant Share to be allotted, the aggregate number of Warrant Shares so allotted to a Holder will be rounded up to the nearest whole Warrant Share. If more than one Warrant shall be presented for exercise in full at the same time by the same Holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares issuable on exercise of the Warrants so presented.

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Section 4.03 Notices to Holder. (a) Upon any adjustment of the Exercise Price pursuant to Section 4.01 hereof, the Chief Financial Officer of the Company shall compute such adjustment in accordance with the terms of this Warrant Certificate and prepare a notice setting forth: (A) in reasonable detail the method of calculation and the facts upon which such adjustment is based; (B) the Exercise Price after such adjustment; and (C) the kind and amount of Common Shares into which this Warrant Certificate shall be exercisable after such adjustment. The Company shall promptly send a copy of each such notice to the Holder in accordance with Section 5.02 hereof.

Section 4.04 No Rights As Shareholders. Nothing contained in this Warrant Certificate or the Warrants shall be construed as conferring upon the Holders the right to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of directors of the Company or any other matter, or any rights whatsoever, including the right to receive dividends, as shareholders of the Company, or the right to share in the assets of the Company in the event of its liquidation, dissolution or winding up, except in respect of Common Shares received following exercise of Warrants. In addition, nothing contained in this Warrant Certificate or the Warrants shall be construed as imposing any liabilities on the Holder as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

Article 5.

MISCELLANEOUS

Section 5.01 Amendments. The provisions of this Warrant Certificate may not be amended or modified, or any provisions hereof waived, except by an agreement in writing executed by the Holder and the Company. No indulgence or forbearance by a party shall constitute a waiver of such party’s right to insist on performance in full and in a timely manner of all covenants in this Warrant Certificate. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Warrant Certificate, at any other time.

Section 5.02 Notices. (a) Any notice or communication hereunder will be duly given if in writing (i) when delivered in person, (ii) five days after mailing when mailed by first class mail, postage prepaid, (iii) by overnight delivery by a nationally recognized courier service, or (iv) when sent by facsimile transmission, with transmission confirmed. In each case the notice or communication should be addressed as follows:

if to the Company:

Akumin Inc.

8300 W Sunrise Blvd.

Plantation FL 33322

United States

Attention:           Riadh Zine / Matt Cameron

Email:               [Redacted—personal information]

if to the Holder:

Stonepeak Magnet Holdings LP

55 Hudson Yards

550 W. 34th Street – 48th Floor

New York, NY 10001

Attention: James Wyper and Adrienne Saunders

Email: [Redacted—personal information]

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With a copy (which shall not constitute notice) to:

Sidley Austin LLP

1000 Louisiana Street

Suite 5900

Houston, TX 77002

Attention: Tim Chandler and Ryan Scofield

Email: tim.chandler@sidley.com; rscofield@sidley.com

The Company or the Holder by notice to the other may designate additional or different addresses for subsequent notices or communications.

(b) Where this Warrant Certificate provides for notice, the notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and the waiver will be the equivalent of the notice.

Section 5.03 Governing Law; Submission to Jurisdiction. This Warrant Certificate, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Warrant Certificate or the negotiation, execution or performance of this Warrant Certificate, will be construed in accordance with and governed by the Laws of the State of New York without regard to principles of conflicts of laws. Any action against any party relating to the foregoing shall be brought in any federal or state court of competent jurisdiction located within the State of New York, and the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any such action. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 5.04 Waiver of Jury Trial. EACH PARTY TO THIS WARRANT CERTIFICATE HEREBY WAIVES, AND AGREES TO CAUSE ITS AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (a) ARISING UNDER THIS WARRANT CERTIFICATE OR (b) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS WARRANT CERTIFICATE OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS WARRANT CERTIFICATE EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS WARRANT CERTIFICATE MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS WARRANT CERTIFICATE WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 5.05 Specific Performance. Each party hereto hereby acknowledges and agrees that the rights of each party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, if any party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching party may be without an adequate remedy at law. If any party violates or fails or refuses to perform any covenant or agreement made by such party herein, the non- breaching party subject to the terms hereof and in addition to any remedy at law for damages or other relief, may institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

Section 5.06 No Adverse Interpretation of Other Agreements. This Warrant Certificate may not be used to interpret another agreement of the Company, and no such agreement may be used to interpret this Warrant Certificate.

16

Section 5.07 Successors and Assigns. All agreements of the Company in this Warrant Certificate and the Warrants will bind its successors and permitted transferees. Subject to the transfer conditions referred to in any legend in effect as set forth herein and the limitations set forth in Section 3.06 and Section 3.07, each Holder may freely assign its Warrants and its rights under this Warrant Certificate, in whole or in part, to any Person; provided, that no such assignment shall be made to an Industry Competitor.

Section 5.08 Good Faith Determinations. Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

Section 5.09 Obligations Limited to Parties to Agreement. Each of the parties hereto covenants, agrees and acknowledges that, other than as set forth herein, no Person other than the Company (and its respective permitted assignees and successors) shall have any obligation hereunder and that, notwithstanding that one or more of such Persons may be a corporation, partnership or limited liability company, no recourse under this Warrant Certificate or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of such Persons or their respective permitted assignees, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of such Persons or any of their respective assignees, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of the foregoing, as such, for any obligations of such Persons or their respective permitted assignees under this Warrant Certificate or any documents or instruments delivered in connection herewith or for any claim based on, in respect of or by reason of such obligation or its creation.

Section 5.10 Further Assurances. The Company and the Holder, upon request of the other party, shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required for the carrying out or performing the provisions of this Warrant Certificate.

Section 5.11 Force Majeure. Notwithstanding anything to the contrary contained herein, the Company will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

Section 5.12 Rules of Construction. Article, Section, Schedule and Exhibit references in this Warrant Certificate are references to the corresponding Article, Section, Schedule or Exhibit to this Warrant Certificate, unless otherwise specified. All Exhibits and Schedules to this Warrant Certificate are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Warrant Certificate. All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. All references to statutes are references to such statutes as the same may be amended, supplemented and otherwise modified from time to time, any successor statutes thereto, and any implementing rules or regulations promulgated thereunder or in connection therewith. The word “including” means “including but not limited to” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. Whenever the Company has an obligation under this Warrant Certificate, the expense of

17

complying with that obligation shall be an expense of the Company unless otherwise specified. Any reference in this Warrant Certificate to “$” means U.S. dollars. If any provision in this Warrant Certificate is held to be illegal, invalid, not binding or unenforceable, (a) such provision shall be fully severable and this Warrant Certificate shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of this Warrant Certificate, and the remaining provisions shall remain in full force and effect, and (b) the parties hereto shall negotiate in good faith to modify this Warrant Certificate so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Warrant Certificate, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. Any words imparting the singular number only shall include the plural and vice versa. The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Warrant Certificate as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The division of this Warrant Certificate into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Warrant Certificate. The word “or” shall be disjunctive but not exclusive.

18

IN WITNESS WHEREOF, the undersigned has caused this Warrant Certificate to be duly executed, as of the day and year first above written.

AKUMIN INC.

By:
Name:
Title:

Signature Page to Warrant Certificate

EXHIBIT A

Form of Exercise Notice

(To Be Executed Upon Exercise Of Series A Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate for                              Common Shares [to be net share settled pursuant to the Net Share Settlement procedures set forth in the Warrant Certificate]5 [and hereby tenders a certified cheque, bank draft or cash for such aggregate purchase price]6.

The undersigned requests that a certificate for such shares be registered [or a book entry for such shares be recorded] in the name of                              , whose address is                              and that such shares be delivered to                              , whose address is                              . If said number of shares is less than all of the Common Shares issuable hereunder, the undersigned requests that a new Warrant representing the remaining balance of such shares be registered in the name of                             , whose address is                              , and that such Warrant be delivered to                              , whose address is                     .

If the undersigned elects to receive Warrant Shares pursuant to a Net Share Settlement and such Warrant Shares have not been registered pursuant to a registration statement that has been declared effective under the Securities Act, the undersigned represents and warrants that (x) it is a qualified institutional buyer (as defined in Rule 144A) and is receiving the Warrant Shares for its own account or for the account of another qualified institutional buyer, and it is aware that the Company is issuing the Warrant Shares to it in reliance on Rule 144A; (y) it is an “accredited investor” within the meaning of Rule 501 under the Securities Act; or (z) it is receiving the Warrant Shares pursuant to another available exemption from the registration requirements of the Securities Act. Prior to receiving Warrant Shares pursuant to clause (x) above, the Company may request a certificate substantially in the form of Exhibit B. Prior to receiving Warrant Shares pursuant to clause (y) above, the Company may request a certificate substantially in the form of Exhibit C or an opinion of counsel. Prior to receiving Warrant Shares pursuant to clause (z) above the Company may request appropriate certificates or an opinion of counsel.

5	Holder to include bracketed language in the event it elects a Net Share Settlement.
6

Holder to include in bracketed language Exercise Price in the event it does not elect a Net Share Settlement and to include $1 in lieu of “for such aggregate purchase price”in the event the Holder elects Net Share Settlement.

A-1

Signature
Date:
[
Signature Guaranteed]

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Company, which requirements include membership or participation in the United States Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Company in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934.

A-2

EXHIBIT B

Rule 144A Certificate

                     ,

[                     ]

[                     ]

Attention: [●]

Re:	Warrants to acquire Common Shares of Akumin Inc. (the “Warrants”) Issued under the Warrant Certificate dated as of [ ], 2021 relating to the Warrants

Ladies and Gentlemen:

We and, if applicable, each account for which we are acting, in the aggregate owned and invested more than $100,000,000 in securities of issuers that are not affiliated with us (or such accounts, if applicable), as of                     , 20         , which is a date on or since close of our most recent fiscal year. We and, if applicable, each account for which we are acting, are a qualified institutional buyer within the meaning of Rule 144A (“Rule 144A”) under the Securities Act of 1933, as amended (the “Securities Act”). If we are acting on behalf of an account, we exercise sole investment discretion with respect to such account. We are aware that the transfer of Warrants to us, an applicable exchange, or the issuance of Warrant Shares to us, as applicable, is being made in reliance upon the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. Prior to the date of this Certificate we have received such information regarding the Company as we have requested pursuant to Rule 144A(d)(4) or have determined not to request such information.

B-3

You and the Company are entitled to rely upon this Certificate and are irrevocably authorized to produce this Certificate or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[NAME OF OWNER]

By:
Name:
Title:
Address:
Date:

B-4

EXHIBIT C

Accredited Investor Certificate

                     ,

[                     ]

[                     ]

Attention: [●]

Re:	Warrants to acquire Common Shares of Akumin Inc. (the “Warrants”) Issued under the Warrant Certificate dated as of [ ], 2021 relating to the Warrants

Ladies and Gentlemen:

We hereby confirm that:

1. We are an “accredited investor” (an “Accredited Investor”) within the meaning of Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”).

2. Any acquisition of Warrants or Warrant Shares by us will be for our own account or for the account of one or more other Accredited Investors as to which we exercise sole investment discretion.

3. We have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of an investment in the Warrants or Warrant Shares and we and any accounts for which we are acting are able to bear the economic risks of and an entire loss of our or their investment in the Warrants or Warrant Shares.

4. We are not acquiring the Warrants or Warrant Shares with a view to any distribution thereof in a transaction that would violate the Securities Act or the securities laws of any State of the United States or any other applicable jurisdiction; provided that the disposition of our property and the property of any accounts for which we are acting as fiduciary will remain at all times within our and their control.

5. We acknowledge that the Warrants or Warrant Shares have not been registered under the Securities Act and that the Warrants or Warrant Shares may not be offered or sold within the United States or to or for the benefit of U.S. persons except as set forth below.7

We agree for the benefit of the Company, on our own behalf and on behalf of each account for which we are acting, that such Warrants or Warrant Shares may be offered, sold, pledged or otherwise transferred only in accordance with the Securities Act and any applicable securities laws of any State of the United States and only (a) to the Company or any subsidiary thereof, (b) pursuant to a registration statement that has been declared effective under the Securities Act, (c) to a person it reasonably believes is a qualified institutional buyer in compliance with Rule 144A under the Securities Act, (d) to an Accredited Investor that, prior to such transfer, delivers to the Company a duly completed and signed certificate (the form of which may be obtained from the Company) relating to the restrictions on transfer of the Warrants or Warrant Shares, or (e) pursuant to any other available exemption from the registration requirements of the Securities Act.

7	Acknowledgement to be excluded in the case of Warrant Shares where a shelf has been made effective in connection with the registration rights agreement.

C-1

Prior to the registration of any transfer in accordance with (c) above, we acknowledge that a duly completed and signed certificate (the form of which may be obtained from the Company) must be delivered to the Company. Prior to the registration of any transfer in accordance with (d) or (e) above, we acknowledge that the Company reserves the right to require the delivery of such legal opinions, certifications or other evidence as may reasonably be required in order to determine that the proposed transfer is being made in compliance with the Securities Act and applicable state securities laws. We acknowledge that no representation is made as to the availability of any exemption from the registration requirements of the Securities Act.

We understand that the Company will not be required to accept for registration of transfer any Warrants or Warrant Shares acquired by us, except upon presentation of evidence satisfactory to the Company that the foregoing restrictions on transfer have been complied with. We further understand that the Warrants or Warrant Shares acquired by us will bear a legend reflecting the substance of the preceding paragraph. We further agree to provide to any person acquiring any of the Warrants or Warrant Shares from us a notice advising such person that resales of the Warrants or Warrant Shares are restricted as stated herein and that the Warrants or Warrant Shares will bear a legend to that effect.

We agree to notify you promptly in writing if any of our acknowledgments, representations or agreements herein ceases to be accurate and complete.

We represent to you that we have full power to make the foregoing acknowledgments, representations and agreements on our own behalf and on behalf of any account for which we are acting.

You and the Company are entitled to rely upon this Certificate and are irrevocably authorized to produce this Certificate or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[NAME OF OWNER]

By:
Name:
Title:
Address:
Date:

Upon transfer or issuance, as applicable, the Warrants or Warrant Shares would be registered in the name of the new beneficial owner as follows:

U.S. Taxpayer ID number:

C-2

Exhibit D-2

FORM OF SERIES B WARRANT CERTIFICATE

Exhibit D-1

THE WARRANTS REPRESENTED HEREBY MAY NOT BE TRANSFERRED OR EXERCISED BY ANY PERSON OTHER THAN THE REGISTERED HOLDER HEREOF EXCEPT AS EXPRESSLY PROVIDED HEREIN.

THE WARRANTS EVIDENCED BY THIS CERTIFICATE ARE EXERCISABLE AT ANY TIME AND FROM TIME TO TIME UNTIL THE EXPIRATION TIME (AS DESCRIBED HEREIN), AFTER WHICH THEY SHALL EXPIRE AND BE OF NO FURTHER FORCE OR EFFECT.

THIS WARRANT AND THE UNDERLYING COMMON SHARES THAT MAY BE ISSUED UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 UNDER THE SECURITIES ACT AND (2) AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH WARRANT AND THE UNDERLYING COMMON SHARES THAT MAY BE ISSUED UPON ITS EXERCISE, PRIOR TO THE EXPIRATION OF THE APPLICABLE HOLDING PERIOD WITH RESPECT TO RESTRICTED SECURITIES SET FORTH IN RULE 144 UNDER THE SECURITIES ACT, ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHICH NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (C) TO AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, (D) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (B) OR (C) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION OR OTHER INFORMATION SATISFACTORY TO THE COMPANY, AND IN EACH OF THE FOREGOING CASES, A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE COMPANY. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE EXPIRATION OF THE APPLICABLE HOLDING PERIOD WITH RESPECT TO RESTRICTED SECURITIES SET FORTH IN RULE 144 UNDER THE SECURITIES ACT.

AKUMIN INC.

[DATE]

No.	Warrants

Series B Warrant Certificate

This Series B Warrant Certificate (the “Warrant Certificate”) certifies that                              is the registered holder of Series B Warrants (the “Warrants”), exercisable for Common Shares without par value (the “Common Shares”) of Akumin Inc., a corporation incorporated under the Business Corporations Act (Ontario) (the “Company”). This Warrant Certificate is exercisable for [ ]1 Common Shares (the “Exercise Shares”). Each Warrant entitles the registered holder upon exercise at any

1 To equal (i) 20% of the amount of the Growth Capital Commitment (as defined in the Purchase Agreement) funded on the Issue Date divided by (ii) 120% of the VWAP for the 10 Trading Days ending on the Trading Day immediately prior to the earlier of the first public announcement of issuance of such Warrants or the Issue Date, subject to regulatory approval.

time from 9:00 a.m., New York City Time on [ ]2 until 5:00 p.m., New York City Time on [ ]3 (the “Expiration Time”), to receive from the Company an amount of fully paid and nonassessable Common Shares (the “Warrant Shares”) at an initial exercise price (the “Exercise Price”) of $[ ]4 (as such price may be adjusted as provided in this Warrant Certificate), which exercise may be completed pursuant to a Net Share Settlement, subject to the conditions and terms set forth herein. The Exercise Price and the number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events set forth in this Warrant Certificate.

Article 1.

DEFINITIONS

Section 1.01 Definitions. As used in this Warrant Certificate, the following terms shall have the following respective meanings.

“act” has the meaning set forth in Section 5.01.

“Affiliate” shall have the meaning ascribed to it, on the date hereof, in Rule 405 under the Securities Act.

“Board of Directors” means the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action.

“Business Combination” means a merger, consolidation, statutory exchange or similar transaction that requires the approval of the Company’s shareholders.

“Business Day” means any day other than a Saturday, Sunday, any federal legal holiday or day on which banking institutions in the State of New York or Toronto, Ontario are authorized or required by Law or other governmental action to close.

“Closing Sale Price” of the Common Shares means, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on NASDAQ or, if the Common Shares are not listed NASDAQ, the TSX, or if the Common Shares are not listed on the TSX, in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount reasonably determined by the Board of Directors in good faith to be the fair market value of a Common Share.

“Commission” means the Securities and Exchange Commission.

“Common Shares” has the meaning assigned to such term in the initial paragraph of this Warrant Certificate.

“Company” has the meaning assigned to such term in the initial paragraph of this Warrant Certificate.

[2]	To be the Issue Date.
[3]	To be the 10 year anniversary of the Issue Date.
[4]

To be 120% of the VWAP for the 10 Trading Days ending on the Trading Day immediately prior to the earlier of the first public announcement of issuance of such Warrants or the date of issuance of such Warrants, subject to regulatory approval.

2

“Ex-Date” means, when used with respect to any issuance of or distribution in respect of the Common Shares or any other securities, the first date on which the Common Shares or such other securities trade without the right to receive such issuance or distribution.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exercise Notice” has the meaning assigned to such term in Section 2.01(b).

“Exercise Price” has the meaning assigned to such term on the cover page hereto, subject to adjustment pursuant to Section 4.01.

“Exercise Shares” has the meaning assigned to such term on the cover page hereto. “Expiration Time” has the meaning assigned to such term on the cover page hereto. “Holder” or “Warrantholder” means the registered holder of this Warrant Certificate.

“Industry Competitor” means any Person that is (or one or more of whose Affiliates are) actively engaged as one of its principal businesses in the provision of outpatient healthcare services; provided, however, that a private equity or similar fund shall not be deemed to be an “Industry Competitor” solely due to the activities of its portfolio companies.

“Issue Date” means the date on which the Warrants represented by this Warrant Certificate were issued in connection with the Purchase Agreement.

“Law” means any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law (including common law), rule or regulation.

“Market Value” means, as of any date of determination, the VWAP during a 10 consecutive Trading Day period ending on the Trading Day immediately prior to the date of determination.

“NASDAQ” means the Nasdaq Stock Market LLC.

“National Securities Exchange” means NASDAQ or TSX or, if the Common Shares are not listed on NASDAQ or TSX, an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) on which the Common Shares are listed.

“Net Share Settlement” has the meaning assigned to such term in Section 2.01(b).

“Net Share Settlement Election” has the meaning assigned to such term in Section 2.01(b). “Net Share Settlement Election Price” means $1.00.

“Officer” means the Chief Executive Officer, the Chief Operating Officer, Chief Financial Officer, Chief Revenue Officer, Chief Compliance Officer, any President, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer or the Secretary of the Company.

“Person” means any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

3

“Pro Rata Repurchases” means any purchase of Common Shares by the Company or any Affiliate thereof pursuant to (i) any tender offer or exchange offer directed to all of the holders of Common Shares subject to Section 13(e) or 14(e) of the Exchange Act or Regulation 14E promulgated thereunder or (ii) any other tender offer available to substantially all holders of Common Shares (other than a normal course issuer bid of the Company), in the case of both (i) and (ii), whether for cash, other securities of the Company, evidences of indebtedness of the Company or any other Person or any other property (including other securities or evidences of indebtedness of a subsidiary), or any combination thereof, effected while the Warrants are outstanding. The “Effective Date” of a Pro Rata Repurchase means the date of purchase with respect to any Pro Rata Purchase.

“Purchase Agreement” means the Series A Notes and Common Share Purchase Agreement, dated June 25, 2021, entered into by and among the Company, Akumin Corp., a Delaware corporation, and Stonepeak Magnet Holdings LP.

“Rule 144” means Rule 144 promulgated under the Securities Act. “Rule 144A” means Rule 144A under the Securities Act.

“Rule 144A Certificate” means a certificate substantially in the form of Exhibit B hereto.

“Securities Act” means the Securities Act of 1933.

“Trading Day” means a day on which the principal National Securities Exchange on which the Common Shares are listed or admitted to trading is open for the transaction of business or, if the Common Shares are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“Trigger Event” has the meaning assigned to such term in Section 4.01(a)(ix). “TSX” means the Toronto Stock Exchange.

“VWAP” means for any period of Trading Days, the volume-weighted average trading price of the Common Shares on NASDAQ or, if the Common Shares are not listed NASDAQ, the TSX during such period of Trading Days.

“Warrant Certificate” has the meaning assigned to such term in the initial paragraph hereof. “Warrant Exercise” has the meaning assigned to such term in Section 2.01(b).

“Warrant Shares” has the meaning assigned to such term in the initial paragraph hereof. “Warrants” has the meaning assigned to such term in the initial paragraph hereof.

Article 2.

SEPARATION OF WARRANTS; TERMS OF WARRANTS; EXERCISE OF WARRANTS

Section 2.01 Terms Of Warrants; Exercise Of Warrants.

(a) Subject to the terms of this Warrant Certificate, a Warrant shall be exercisable, at the election of the Holder thereof, either in full or from time to time in part during the period commencing at the opening of business on the Issue Date and until the Expiration Time, and shall entitle the Holder thereof to receive, from the Company, Warrant Shares, which may be satisfied, at the Holder’s option, pursuant to a Net Share Settlement pursuant to Section 2.01(c); provided that Holders shall be able to exercise their

4

Warrants only if the exercise of such Warrants is exempt from, or in compliance with, the registration requirements of the Securities Act and all applicable Canadian securities laws requirements and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the state or province in which the Holder resides. Each Warrant not exercised prior to the Expiration Time shall become void and all rights thereunder and all rights in respect thereof under this Warrant Certificate shall cease as of such time.

(b) In order to exercise all or any of the Warrants, the Holder must deliver to the Company (i) this Warrant Certificate, and (ii) the form of election to exercise appended hereto as Exhibit A duly filled in and signed (the “Exercise Notice”), which Exercise Notice shall set out whether the Holder has elected (a “Net Share Settlement Election”) to have the exercise of Warrants set forth in the Exercise Notice (the “Warrant Exercise”) net share settled pursuant to the procedures set forth in Section 2.01(c) (a “Net Share Settlement”).

(c) If the Holder makes a Net Share Settlement Election pursuant to Section 2.01(b) with respect to a Warrant Exercise, then the Warrant Exercise shall be “net share settled” whereupon the Warrant will in exchange for the payment of the Net Share Settlement Election Price be converted into Common Shares, after which the Company will issue to the Holder the Warrant Shares equal to the result obtained by (i) subtracting B from A, (ii) dividing the result by A, and (iii) multiplying the difference by C as set forth in the following equation:

X = ((A—B)/A) × C

where:

X = the Warrant Shares issuable upon exercise pursuant to this paragraph (c). A = the Market Value.

B = the Exercise Price.

C = the number of Common Shares as to which Warrants are then being exercised (the “Exercise Shares”).

If the foregoing calculation results in X being a negative number, then no Common Shares shall be issued upon exercise pursuant to this paragraph (c). The amount added to the stated capital of the Common Shares issued pursuant to the Net Share Settlement Election shall be equal to the Net Share Settlement Election Price.

(d) Upon compliance with the provisions set forth above, the Company shall deliver or cause to be delivered with all reasonable dispatch, to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate or certificates for, or reasonable evidence of book entries made by the transfer agent in respect of the Common Shares with respect to, the Warrant Shares issuable upon the exercise of such Warrants or other securities or property to which such Holder is entitled, provided that the number of Warrant Shares shall be rounded up to the nearest whole share, no fractional Common Shares will be issuable upon any exercise of the Warrants and the Holder will not be entitled to any cash payment or compensation in lieu of a fractional Common Share. Such certificate or certificates or other securities or property shall be deemed to have been issued, and any person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares or other securities or property, as of the date of the surrender of such Warrants, notwithstanding that the stock transfer books of the Company shall then be closed or the certificates or other securities or property have not been delivered.

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(e) If less than all the Warrants represented by this Warrant Certificate are exercised, upon surrender of this Warrant Certificate, a new Warrant certificate of the same tenor and for the number of Warrants which were not exercised shall be executed by the Company and delivered to the Holder.

(f) Certificates or book entries representing Warrant Shares shall bear the following restricted legend:

THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 UNDER THE SECURITIES ACT AND (2) AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY PRIOR TO THE EXPIRATION OF THE APPLICABLE HOLDING PERIOD WITH RESPECT TO RESTRICTED SECURITIES SET FORTH IN RULE 144 UNDER THE SECURITIES ACT, ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHICH NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (C) TO AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, (D) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE

(B) OR (C) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION OR OTHER INFORMATION SATISFACTORY TO THE COMPANY, AND IN EACH OF THE FOREGOING CASES, A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE COMPANY. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE EXPIRATION OF THE APPLICABLE HOLDING PERIOD WITH RESPECT TO RESTRICTED SECURITIES SET FORTH IN RULE 144 UNDER THE SECURITIES ACT.

(g) Notwithstanding anything to the contrary herein, unless otherwise agreed by the Company, the Warrant Shares shall be in uncertificated, book entry form as permitted by the Bylaws of the Company and the Business Corporations Act (Ontario).

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Section 2.02 Conditional Exercise. Notwithstanding any other provision hereof, if an exercise of any portion of a Warrant is to be made in connection with a public offering or a sale of the Company (pursuant to a merger, sale of stock, or otherwise), such exercise may at the election of the Holder be conditioned upon the consummation of such transaction, in which case such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.

Section 2.03 Restrictions on Exercise. Notwithstanding anything to the contrary contained in this Warrant Certificate,

(a) no exercise of all or any portion of the Warrants represented by this Warrant Certificate shall be permitted in the event that disinterested shareholder approval of the exercise of the Warrants has not been obtained in accordance with [Section 5.05] of the Purchase Agreement; and

(b) until such time as a Personal Information Form has been cleared by the TSX, the Financing Warrants shall not be exercised if, as a result of such exercise, the Holder shall become a holder of more than 10% of the Company’s Common Shares.

Article 3.

COVENANTS OF THE COMPANY

Section 3.01 Payment Of Taxes. The Company will pay all documentary, stamp or similar issue or transfer taxes in respect of the issuance or delivery of Warrant Shares upon the exercise of Warrants; provided that the exercising Holder shall be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue of any Warrants or any Warrant Shares in a name other than that of the registered holder of a Warrant surrendered upon exercise.

Section 3.02 Rule 144A(d)(4) Information. For so long as any of the Warrants or Warrant Shares remain outstanding and constitute “restricted securities” under Rule 144, the Company will make available upon request to any prospective purchaser of the Warrants or Warrant Shares or beneficial owner of Warrants or Warrants Shares in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act; provided that such information shall be deemed conclusively to be made available pursuant to this Section 3.02 if the Company has filed such information with the Commission via its Electronic Data Gathering, Analysis and Retrieval System and such information is publicly available on such system.

Section 3.03 Reservation Of Warrant Shares. The Company will at all times reserve and keep available for issuance and delivery, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, such number of its authorized but unissued Common Shares or other securities of the Company as will from time to time be sufficient to permit the exercise in full of all outstanding Warrants under this Warrant Certificate, and shall use commercially reasonable efforts to increase the authorized number of Common Shares or other securities if at any time there shall be insufficient unissued Common Shares or other securities to permit such reservation.

Section 3.04 Tax Treatment of Net Share Settlement. The Company will use commercially reasonable efforts to cause any Net Share Settlement to qualify for nonrecognition of the applicable Holder’s gain or loss for Federal income tax purposes, including (as may be necessary or appropriate) adopting a “plan of reorganization” in order for such Net Share Settlement to be treated as occurring pursuant to a “reorganization” within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986.

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Section 3.05 Replacement Warrants. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant Certificate and, in the case of any such loss, theft or destruction, upon delivery of a bond or indemnity satisfactory to the Company, or, in the case of any such mutilation, upon surrender or cancellation of this Warrant Certificate, the Company will issue to the Holder a new warrant certificate of like tenor, in lieu of this Warrant Certificate, representing the right to subscribe for and purchase the number of Common Shares which may be subscribed for and purchased hereunder. The Company may charge the Holder for the expenses of the Company in replacing a Warrant.

Section 3.06 Registration, Transfer. (a) The Company shall maintain a register (the “Register”) for registering the record ownership of the Warrants by the Holders and transfers of the Warrants. Each Warrant will be registered in the name of the Holder thereof or its nominee.

(b) A Holder may transfer Warrants to another Person by presenting written notice thereof to the Company stating the name of the transferee, accompanied by any certification, opinion or other document required by this Warrant Certificate or as may be reasonably requested by the Company. The Company will promptly register any transfer that meets the requirements of this Section 3.06 by noting the same in the Register.

No service charge will be imposed in connection with any transfer of any Warrant, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

(c) Subject to compliance with Section 3.07(b), if a Warrant is transferred for another Warrant, the Company will (i) cancel the Warrant being transferred, (ii) deliver one or more new Warrants which (in the aggregate) reflect the number of Warrants equal to the number of Warrants being transferred to the transferee, registered in the name of such transferee, and (iii) if such transfer involves less than the entire amount of the canceled Warrant, deliver to the Holder thereof one or more Warrants which (in the aggregate) reflect the amount of the untransferred portion of the canceled Warrant, registered in the name of the Holder thereof.

Section 3.07 Restrictions On Transfer. (a) The transfer of any Warrant may only be made in accordance with Section 3.06 and this Section 3.07. The Company shall refuse to register any requested transfer that does not comply with the preceding sentence. The Person requesting the transfer must deliver or cause to be delivered to the Company such certifications, opinions and evidence as the Company may reasonably require in order to determine that the proposed transfer is being made in compliance with the Securities Act and any applicable securities laws of any state of the United States.

(b) No certification is required in connection with any transfer of any Warrant (or a beneficial interest therein):

(i) after such Warrant is eligible for resale pursuant to Rule 144 under the Securities Act (or a successor provision) without the need to satisfy current information or other requirements therein; provided that the Company may require from any Person requesting a transfer in reliance upon this clause (i) any other reasonable certifications and evidence in order to support such certificate; or

(ii) sold pursuant to an effective registration statement.

Any Warrant delivered in reliance upon this paragraph will not bear the Restricted Legend.

(c) The Company will retain copies of all certificates and other documents received in connection with the transfer of a Warrant.

(d) No transfer of a Warrant to an Industry Competitor shall be permitted without the prior written consent of the Company.

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Section 3.08 HSR and Competition Act Filings. From time to time, upon written notice from the Holder, the Company, on the one hand, and the Holder, on the other hand, shall (i) as promptly as practicable, make, or cause or be made, all relevant filings and submissions required under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the Competition Act (Canada), as amended, and (ii) use its commercially reasonable efforts to obtain, or cause to be obtained, consent or clearance in respect of such filings and submissions (or the termination or expiration of the applicable waiting period, as applicable); provided, however, any filing or submission fees required in connection with any such filings or submissions shall be paid by the Holder requesting such filing. Any other fees and expenses (including fees and expenses of legal counsel) incurred in connection with this Section 3.08 shall be borne by the party incurring such expense. For purposes of this Section 3.08, the Holder and the Company shall (a) provide to each other draft copies of and a reasonable opportunity to comment on all proposed filings, applications, notices, submissions and correspondence, and final copies of all such materials, (b) not meet or have any substantive discussion with a governmental entity without allowing the other party to participate in such meeting and discussions, (c) provide to each other and any governmental entity supplemental information and documents, requested in connection with any such filing or applications, and (d) provide each other with copies of all correspondence, notices, clearances and any other documents received from any governmental entity, provided that in all cases under this Section 3.08 competitively sensitive information shall be shared with counsel for the other Party on an outside counsel only basis.

Article 4.

ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES ISSUABLE

Section 4.01 Adjustment to Number of Warrant Shares. The Exercise Price and the number of Warrant Shares issuable upon the exercise of each Warrant are subject to adjustment from time to time upon the occurrence of the events enumerated in this Section 4.01.

In the event that, at any time as a result of the provisions of this Section 4.01, the Holders of the Warrants shall become entitled upon subsequent exercise to receive any securities of the Company other than Common Shares, the number of such other securities so receivable upon exercise of this Warrant shall thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained herein.

(a) Adjustments for Change in Common Shares.

(i) If the Company pays a dividend (or other distribution) in Common Shares to all holders of the Common Shares, then the Exercise Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

        OS1

OS0

where

OS0	=	the number of Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1	=	the sum of (A) the number of Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Common Shares constituting such dividend.

In any such event, the number of Warrant Shares issuable upon exercise of each Warrant at the time of the record date for such dividend or distribution shall be proportionately adjusted so that the Holder, after such date, shall be entitled to purchase the number of Common Shares that such Holder would have owned or been entitled to receive in respect of the Common Shares subject to the Warrant after such date had the Warrant been exercised immediately prior to such date.

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(ii) If the Company issues to all holders of Common Shares rights, options or warrants entitling them, for a period of not more than 60 days from the date of issuance of such rights, options or warrants, to subscribe for or purchase Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exercise Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

    OS0 + X

OS0 + Y

where

OS0	=	the number of Common Shares outstanding at the close of business on the record date for such issuance;

X	=	the total number of Common Shares issuable pursuant to such rights, options or warrants; and

Y	=	the number of Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

In any such event, the number of Warrant Shares issuable upon the exercise of each Warrant immediately prior to the date of the agreement on pricing of such rights, options or warrants (the “Initial Number”) shall be increased to the number obtained by multiplying the Initial Number by a fraction (i) the numerator of which shall be the sum of (x) the number of Common Shares outstanding on such date and (y) the number of additional Common Shares issuable in connection with such rights, options or warrants as of such date and (ii) the denominator of which shall be the sum of (1) the number of Common Shares outstanding on such date and (2) the number of Common Shares that the aggregate consideration receivable by the Company for the total number of Common Shares so issuable in connection with such rights, options or warrants would purchase at the Market Value on the last trading day preceding the date of the agreement on pricing such rights, options or warrants.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exercise Price and the number of Warrant Shares shall be readjusted to the Exercise Price and the number of Warrant Shares that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of Common Shares actually delivered. If such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Exercise Price and the number of Warrant Shares shall not be adjusted until such triggering events occur. In determining the aggregate offering price payable for such Common Shares, the conversion agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

(iii) If the Company subdivides, combines or reclassifies the Common Shares into a greater or lesser number of Common Shares, then the Exercise Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

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        OS1

OS0

where

OS0	=	the number of Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and
OS1	=	the number of Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

In any such event, the number of Warrant Shares issuable upon exercise of each Warrant at the time of the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the Holder, after such date, shall be entitled to purchase the number of Common Shares that such Holder would have owned or been entitled to receive in respect of the Common Shares subject to the Warrant after such date had the Warrant been exercised immediately prior to such date.

(iv) If the Company distributes to all holders of Common Shares evidences of indebtedness, securities (other than Common Shares) or other assets (including securities, but excluding any dividend or distribution referred to in clause (i) above; any rights or warrants referred to in clause (ii) above; and any dividend of securities of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit in the case of certain spin-off transactions as described below), then the Exercise Price in effect immediately following the close of business on the record date for such distribution shall be divided by the following fraction:

        SP0

SP0 – FMV

where

SP0	=	the Closing Sale Price per Common Share on the Trading Day immediately preceding the Ex-Date; and

FMV	=	the fair market value of the portion of the distribution applicable to one Common Share on the Trading Day immediately preceding the Ex-Date as determined by the Board of Directors.

In any such event, the number of Warrant Shares issuable upon the exercise of each Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Warrant Shares issuable upon the exercise of the Warrant before such adjustment, and (2) the Exercise Price in effect immediately prior to the distribution giving rise to this adjustment by (y) the new Exercise Price determined in accordance with the immediately preceding sentence.

In a spin-off, where the Company makes a distribution to all holders of Common Shares consisting of securities of any class or series, or similar equity interests of, or relating to, a subsidiary or other business unit the Exercise Price shall be adjusted on the 14th Trading Day after the effective date of the distribution by dividing the Exercise Price in effect immediately prior to such 14th Trading Day by the following fraction:

    MP0 + MPS

MP0

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where

MP0 =	the average of the Closing Sale Price of the Common Shares over each of the first 10 Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution; and

MPS =	the average of the closing sale price of the securities or equity interests representing the portion of the distribution applicable to one Common Share over each of the first 10 Trading Days commencing on and including the 5th Trading Day following the effective date of such distribution, or, as reported in the principal securities exchange or quotation system or market on which such shares are traded, or if not traded on a national or regional securities exchange or over-the-counter market, the fair market value of the securities or equity interests representing the portion of the distribution applicable to one Common Share on such date as determined by the Board of Directors.

In any such event, the number of Warrant Shares issuable upon the exercise of each Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Warrant Shares issuable upon the exercise of the Warrant before such adjustment, and (2) the Exercise Price in effect immediately prior to the distribution giving rise to this adjustment by (y) the new Exercise Price determined in accordance with the immediately preceding sentence.

In the event that such distribution described in this clause (iv) is not so made, the Exercise Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay such dividend or distribution, to the Exercise Price that would then be in effect if such dividend distribution had not been declared.

(v) In case the Company effects a Pro Rata Repurchase of Common Shares, then the Exercise Price shall be adjusted to the price determined by multiplying the Exercise Price in effect immediately prior to the effective date of such Pro Rata Repurchase by a fraction of which the numerator shall be (i) the product of (x) the number of Common Shares outstanding immediately before such Pro Rata Repurchase and (y) the Market Value of a Common Share on the trading day immediately preceding the first public announcement by the Company or any of its Affiliates of the intent to effect such Pro Rata Repurchase, minus (ii) the aggregate purchase price of the Pro Rata Repurchase, and of which the denominator shall be the product of (1) the number of Common Shares outstanding immediately prior to such Pro Rata Repurchase minus the number of Common Shares so repurchased and (2) the Market Value per Common Share on the trading day immediately preceding the first public announcement by the Company or any of its Affiliates of the intent to effect such Pro Rata Repurchase. In such event, the number of Warrant Shares shall be adjusted to the number obtained by dividing (A) the product of (I) the number of Warrant Shares issuable upon the exercise of the Warrant before such adjustment, and (II) the Exercise Price in effect immediately prior to the Pro Rata Repurchase giving rise to this adjustment by (B) the new Exercise Price determined in accordance with the immediately preceding sentence.

(vi) In case of any Business Combination or reclassification of Common Shares (other than a reclassification of Common Shares referred to in Section 6.01(a)(iii)), the Holder’s right to receive Warrant Shares upon exercise of the Warrants shall be converted into the right to exercise the Warrants to acquire the number of shares of stock or other securities or property (including cash) that the Common Shares issuable (at the time of such Business Combination or reclassification) upon exercise of each Warrant immediately prior to such Business Combination

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or reclassification would have been entitled to receive upon consummation of such Business Combination or reclassification; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the Holder shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to the Holder’s right to exercise each Warrant in exchange for any shares of stock or other securities or property pursuant to this Section 4.01(a) vi). In determining the kind and amount of stock, securities or the property receivable upon exercise of each Warrant following the consummation of such Business Combination, if the holders of Common Shares have the right to elect the kind or amount of consideration receivable upon consummation of such Business Combination, then the Holder shall have the right to make a similar election (including being subject to similar proration constraints) upon exercise of each Warrant with respect to the number of shares of stock or other securities or property that the Holder will receive upon exercise of a Warrant.

(vii) Notwithstanding anything herein to the contrary, no adjustment under this Section 4.01 need be made to the Exercise Price unless such adjustment would require an increase or decrease of at least 1.0% of the Exercise Price then in effect. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least 1.0% of such Exercise Price.

(viii) The Company reserves the right to make such reductions in the Exercise Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Exercise Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exercise Price.

(ix) Notwithstanding any other provisions of this Section 4.01(a), rights or warrants distributed by the Company to all holders of Common Shares entitling the holders thereof to subscribe for or purchase securities of the Company (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events (“Trigger Event”): (A) are deemed to be transferred with such Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Common Shares, shall be deemed not to have been distributed for purposes of this Section 4.01(a) (and no adjustment to the Exercise Price under this Section 4.01(a) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exercise Price shall be made under Section 4.01(a)(ii). In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Exercise Price under this Section 4.01(a) was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, the Exercise Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, the Exercise Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Company has a rights plan or agreement in effect upon exercise of the Warrants, which rights plan provides for rights or warrants of the type described in this clause, then upon exercise of the Warrants, the Holder will receive, in addition to the Common Shares to which he is

13

entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exercise Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Company may amend such applicable shareholder rights plan or agreement to provide that upon exercise of the Warrants, the Holders will receive, in addition to the Common Shares issuable upon such exercise, the rights that would have attached to such Common Shares if the Trigger Event had not occurred under such applicable shareholder rights plan or agreement.

(b) Notwithstanding anything to the contrary in Section 4.01, no adjustment to the Exercise Price shall be made with respect to any distribution or other transaction if Holders are entitled to participate in such distribution or transaction as if they held a number of Common Shares issuable upon exercise of the Warrants immediately prior to such event, without having to exercise their Warrants.

(c) If the Company shall take a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to shareholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in the Exercise Price then in effect shall be required by reason of the taking of such record.

(d) Notice of Adjustment. Whenever the Exercise Price is adjusted, the Company shall provide the notices required by Section 4.03 hereof.

(e) When Issuance or Payment May be Deferred. In any case in which this Section 4.01 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event issuing to the Holder of any Warrant exercised after such record date the Warrant Shares and other securities of the Company, if any, issuable upon such exercise over and above the Warrant Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price; provided that the Company shall deliver to such Holder a due bill or other appropriate instrument evidencing such Holder’s right to receive such additional Warrant Shares, other securities and cash upon the occurrence of the event requiring such adjustment.

(f) Form of Warrants. Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon the exercise of the Warrants, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the Warrants initially issuable pursuant to this Warrant Certificate.

(g) No Adjustments Below Par Value. Notwithstanding anything herein to the contrary, no adjustment will be made to the Exercise Price if, as a result of such adjustment, the Exercise Price per Warrant Share would be less than the par value of the Company’s Common Shares (or other securities for which any Warrant is exercisable), if any.

Section 4.02 Fractional Interests. The Company shall not be required to issue fractional Warrant Shares or scrip representing fractional shares on the exercise of Warrants and the Holder will not be entitled to any cash payment or compensation in lieu of a fractional Warrant Share. If the exercise of any Warrant would require a fraction of a Warrant Share to be allotted, the aggregate number of Warrant Shares so allotted to a Holder will be rounded up to the nearest whole Warrant Share. If more than one Warrant shall be presented for exercise in full at the same time by the same Holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares issuable on exercise of the Warrants so presented.

Section 4.03 Notices to Holder. (a) Upon any adjustment of the Exercise Price pursuant to Section 4.01 hereof, the Chief Financial Officer of the Company shall compute such adjustment in accordance with the terms of this Warrant Certificate and prepare a notice setting forth: (A) in reasonable detail the method of calculation and the facts upon which such adjustment is based; (B) the Exercise Price after such adjustment; and (C) the kind and amount of Common Shares into which this Warrant Certificate shall be exercisable after such adjustment. The Company shall promptly send a copy of each such notice to the Holder in accordance with Section 5.02 hereof.

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Section 4.04 No Rights As Shareholders. Nothing contained in this Warrant Certificate or the Warrants shall be construed as conferring upon the Holders the right to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of directors of the Company or any other matter, or any rights whatsoever, including the right to receive dividends, as shareholders of the Company, or the right to share in the assets of the Company in the event of its liquidation, dissolution or winding up, except in respect of Common Shares received following exercise of Warrants. In addition, nothing contained in this Warrant Certificate or the Warrants shall be construed as imposing any liabilities on the Holder as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

Article 5.

MISCELLANEOUS

Section 5.01 Amendments. The provisions of this Warrant Certificate may not be amended or modified, or any provisions hereof waived, except by an agreement in writing executed by the Holder and the Company. No indulgence or forbearance by a party shall constitute a waiver of such party’s right to insist on performance in full and in a timely manner of all covenants in this Warrant Certificate. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Warrant Certificate, at any other time.

Section 5.02 Notices. (a) Any notice or communication hereunder will be duly given if in writing (i) when delivered in person, (ii) five days after mailing when mailed by first class mail, postage prepaid, (iii) by overnight delivery by a nationally recognized courier service, or (iv) when sent by facsimile transmission, with transmission confirmed. In each case the notice or communication should be addressed as follows:

if to the Company:

Akumin Inc.

8300 W Sunrise Blvd.

Plantation FL 33322 United States

Attention: Riadh Zine / Matt Cameron

Email: [Redacted—personal information]

if to the Holder:

Stonepeak Magnet Holdings LP

55 Hudson Yards

550 W. 34th Street – 48th Floor

New York, NY 10001

Attention: James Wyper and Adrienne Saunders

Email: [Redacted—personal information]

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With a copy (which shall not constitute notice) to:

Sidley Austin LLP

1000 Louisiana Street

Suite 5900

Houston, TX 77002

Attention: Tim Chandler and Ryan Scofield

Email: tim.chandler@sidley.com; rscofield@sidley.com

The Company or the Holder by notice to the other may designate additional or different addresses for subsequent notices or communications.

(b) Where this Warrant Certificate provides for notice, the notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and the waiver will be the equivalent of the notice.

Section 5.03 Governing Law; Submission to Jurisdiction. This Warrant Certificate, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Warrant Certificate or the negotiation, execution or performance of this Warrant Certificate, will be construed in accordance with and governed by the Laws of the State of New York without regard to principles of conflicts of laws. Any action against any party relating to the foregoing shall be brought in any federal or state court of competent jurisdiction located within the State of New York, and the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any such action. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 5.04 Waiver of Jury Trial. EACH PARTY TO THIS WARRANT CERTIFICATE HEREBY WAIVES, AND AGREES TO CAUSE ITS AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (a) ARISING UNDER THIS WARRANT CERTIFICATE OR (b) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS WARRANT CERTIFICATE OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS WARRANT CERTIFICATE EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS WARRANT CERTIFICATE MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS WARRANT CERTIFICATE WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 5.05 Specific Performance. Each party hereto hereby acknowledges and agrees that the rights of each party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, if any party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching party may be without an adequate remedy at law. If any party violates or fails or refuses to perform any covenant or agreement made by such party herein, the non- breaching party subject to the terms hereof and in addition to any remedy at law for damages or other relief, may institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

Section 5.06 No Adverse Interpretation of Other Agreements. This Warrant Certificate may not be used to interpret another agreement of the Company, and no such agreement may be used to interpret this Warrant Certificate.

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Section 5.07 Successors and Assigns. All agreements of the Company in this Warrant Certificate and the Warrants will bind its successors and permitted transferees. Subject to the transfer conditions referred to in any legend in effect as set forth herein and the limitations set forth in Section 3.06 and Section 3.07, each Holder may freely assign its Warrants and its rights under this Warrant Certificate, in whole or in part, to any Person; provided, that no such assignment shall be made to an Industry Competitor.

Section 5.08 Good Faith Determinations. Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

Section 5.09 Obligations Limited to Parties to Agreement. Each of the parties hereto covenants, agrees and acknowledges that, other than as set forth herein, no Person other than the Company (and its respective permitted assignees and successors) shall have any obligation hereunder and that, notwithstanding that one or more of such Persons may be a corporation, partnership or limited liability company, no recourse under this Warrant Certificate or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of such Persons or their respective permitted assignees, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of such Persons or any of their respective assignees, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of the foregoing, as such, for any obligations of such Persons or their respective permitted assignees under this Warrant Certificate or any documents or instruments delivered in connection herewith or for any claim based on, in respect of or by reason of such obligation or its creation.

Section 5.10 Further Assurances. The Company and the Holder, upon request of the other    party, shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required for the carrying out or performing the provisions of this Warrant Certificate.

Section 5.11 Force Majeure. Notwithstanding anything to the contrary contained herein, the Company will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

Section 5.12 Rules of Construction. Article, Section, Schedule and Exhibit references in this Warrant Certificate are references to the corresponding Article, Section, Schedule or Exhibit to this Warrant Certificate, unless otherwise specified. All Exhibits and Schedules to this Warrant Certificate are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Warrant Certificate. All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. All references to statutes are references to such statutes as the same may be amended, supplemented and otherwise modified from time to time, any successor statutes thereto, and any implementing rules or regulations promulgated thereunder or in connection therewith. The word “including” means “including but not limited to” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. Whenever the Company has an obligation under this Warrant Certificate, the expense of

17

complying with that obligation shall be an expense of the Company unless otherwise specified. Any reference in this Warrant Certificate to “$” means U.S. dollars. If any provision in this Warrant Certificate is held to be illegal, invalid, not binding or unenforceable, (a) such provision shall be fully severable and this Warrant Certificate shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of this Warrant Certificate, and the remaining provisions shall remain in full force and effect, and (b) the parties hereto shall negotiate in good faith to modify this Warrant Certificate so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Warrant Certificate, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. Any words imparting the singular number only shall include the plural and vice versa. The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Warrant Certificate as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The division of this Warrant Certificate into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Warrant Certificate. The word “or” shall be disjunctive but not exclusive.

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IN WITNESS WHEREOF, the undersigned has caused this Warrant Certificate to be duly executed, as of the day and year first above written.

AKUMIN INC.

By:
Name:
Title:

Signature Page to Warrant Certificate

EXHIBIT A

Form of Exercise Notice

(To Be Executed Upon Exercise Of Series B Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate for             Common Shares [to be net share settled pursuant to the Net Share Settlement procedures set forth in the Warrant Certificate]5 [and hereby tenders a certified cheque, bank draft or cash for such aggregate purchase price]6.

The undersigned requests that a certificate for such shares be registered [or a book entry for such shares be recorded] in the name of             , whose address is             and that such shares be delivered to             , whose address is . If said number of shares is less than all of the Common Shares issuable hereunder, the undersigned requests that a new Warrant representing the remaining balance of such shares be registered in the name of             , whose address is             , and that such Warrant be delivered to         , whose address is            .

If the undersigned elects to receive Warrant Shares pursuant to a Net Share Settlement and such Warrant Shares have not been registered pursuant to a registration statement that has been declared effective under the Securities Act, the undersigned represents and warrants that (x) it is a qualified institutional buyer (as defined in Rule 144A) and is receiving the Warrant Shares for its own account or for the account of another qualified institutional buyer, and it is aware that the Company is issuing the Warrant Shares to it in reliance on Rule 144A; (y) it is an “accredited investor” within the meaning of Rule 501 under the Securities Act; or (z) it is receiving the Warrant Shares pursuant to another available exemption from the registration requirements of the Securities Act. Prior to receiving Warrant Shares pursuant to clause (x) above, the Company may request a certificate substantially in the form of Exhibit B. Prior to receiving Warrant Shares pursuant to clause (y) above, the Company may request a certificate substantially in the form of Exhibit C or an opinion of counsel. Prior to receiving Warrant Shares pursuant to clause (z) above the Company may request appropriate certificates or an opinion of counsel.

5	Holder to include bracketed language in the event it elects a Net Share Settlement.
6

Holder to include in bracketed language Exercise Price in the event it does not elect a Net Share Settlement and to include $1 in lieu of “for such aggregate purchase price” in the event the Holder elects Net Share Settlement.

A-1

_____________________________________
Signature

Date:	[ ____________________________________

Signature Guaranteed]

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Company, which requirements include membership or participation in the United States Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Company in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934.

A-2

EXHIBIT B

Rule 144A Certificate

        ,

[                     ]

[                     ]

Attention: [•]

Re:	Warrants to acquire Common Shares of Akumin Inc. (the “Warrants”) Issued under the Warrant Certificate dated as of [ ], 2021 relating to the Warrants

Ladies and Gentlemen:

We and, if applicable, each account for which we are acting, in the aggregate owned and invested more than $100,000,000 in securities of issuers that are not affiliated with us (or such accounts, if applicable), as of , 20 , which is a date on or since close of our most recent fiscal year. We and, if applicable, each account for which we are acting, are a qualified institutional buyer within the meaning of Rule 144A (“Rule 144A”) under the Securities Act of 1933, as amended (the “Securities Act”). If we are acting on behalf of an account, we exercise sole investment discretion with respect to such account. We are aware that the transfer of Warrants to us, an applicable exchange, or the issuance of Warrant Shares to us, as applicable, is being made in reliance upon the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. Prior to the date of this Certificate we have received such information regarding the Company as we have requested pursuant to Rule 144A(d)(4) or have determined not to request such information.

B-3

You and the Company are entitled to rely upon this Certificate and are irrevocably authorized to produce this Certificate or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours, [NAME OF OWNER]

By:
Name:
Title:
Address:
Date:

B-4

EXHIBIT C

Accredited Investor Certificate

        ,

[                     ]

[                     ]

Attention: [•]

Re:	Warrants to acquire Common Shares of Akumin Inc. (the “Warrants”) Issued under the Warrant Certificate dated as of [ ], 2021 relating to the Warrants

Ladies and Gentlemen:

We hereby confirm that:

1. We are an “accredited investor” (an “Accredited Investor”) within the meaning of Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”).

2. Any acquisition of Warrants or Warrant Shares by us will be for our own account or for the account of one or more other Accredited Investors as to which we exercise sole investment discretion.

3. We have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of an investment in the Warrants or Warrant Shares and we and any accounts for which we are acting are able to bear the economic risks of and an entire loss of our or their investment in the Warrants or Warrant Shares.

4. We are not acquiring the Warrants or Warrant Shares with a view to any distribution thereof in a transaction that would violate the Securities Act or the securities laws of any State of the United States or any other applicable jurisdiction; provided that the disposition of our property and the property of any accounts for which we are acting as fiduciary will remain at all times within our and their control.

5. We acknowledge that the Warrants or Warrant Shares have not been registered under the Securities Act and that the Warrants or Warrant Shares may not be offered or sold within the United States or to or for the benefit of U.S. persons except as set forth below.7

We agree for the benefit of the Company, on our own behalf and on behalf of each account for which we are acting, that such Warrants or Warrant Shares may be offered, sold, pledged or otherwise transferred only in accordance with the Securities Act and any applicable securities laws of any State of the United States and only (a) to the Company or any subsidiary thereof, (b) pursuant to a registration statement that has been declared effective under the Securities Act, (c) to a person it reasonably believes is a qualified institutional buyer in compliance with Rule 144A under the Securities Act, (d) to an Accredited Investor that, prior to such transfer, delivers to the Company a duly completed and signed certificate (the form of which may be obtained from the Company) relating to the restrictions on transfer of the Warrants or Warrant Shares, or (e) pursuant to any other available exemption from the registration requirements of the Securities Act.

[7]	Acknowledgement to be excluded in the case of Warrant Shares where a shelf has been made effective in connection with the registration rights agreement.

C-1

Prior to the registration of any transfer in accordance with (c) above, we acknowledge that a duly completed and signed certificate (the form of which may be obtained from the Company) must be delivered to the Company. Prior to the registration of any transfer in accordance with (d) or (e) above, we acknowledge that the Company reserves the right to require the delivery of such legal opinions, certifications or other evidence as may reasonably be required in order to determine that the proposed transfer is being made in compliance with the Securities Act and applicable state securities laws. We acknowledge that no representation is made as to the availability of any exemption from the registration requirements of the Securities Act.

We understand that the Company will not be required to accept for registration of transfer any Warrants or Warrant Shares acquired by us, except upon presentation of evidence satisfactory to the Company that the foregoing restrictions on transfer have been complied with. We further understand that the Warrants or Warrant Shares acquired by us will bear a legend reflecting the substance of the preceding paragraph. We further agree to provide to any person acquiring any of the Warrants or Warrant Shares from us a notice advising such person that resales of the Warrants or Warrant Shares are restricted as stated herein and that the Warrants or Warrant Shares will bear a legend to that effect.

We agree to notify you promptly in writing if any of our acknowledgments, representations or agreements herein ceases to be accurate and complete.

We represent to you that we have full power to make the foregoing acknowledgments, representations and agreements on our own behalf and on behalf of any account for which we are acting.

You and the Company are entitled to rely upon this Certificate and are irrevocably authorized to produce this Certificate or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours, [NAME OF OWNER]

By:
Name:
Title:
Address:
Date:

Upon transfer or issuance, as applicable, the Warrants or Warrant Shares would be registered in the name of the new beneficial owner as follows:

U.S. Taxpayer ID number:

C-2

Exhibit E

FORM OF BOARD OF DIRECTORS/OBSERVER AGREEMENT

Exhibit E-1

BOARD REPRESENTATION AND OBSERVATION RIGHTS AGREEMENT

THIS BOARD REPRESENTATION AND OBSERVATION RIGHTS AGREEMENT, dated as of [ ], 2021 (this “Agreement”), is entered into by and between Akumin Inc., a corporation incorporated under the Business Corporations Act (Ontario) (the “Company”), and Stonepeak Magnet Holdings LP (the “Purchaser”). The Company and the Purchaser are herein referred to as the “Parties.” Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Series A Notes and Common Share Purchase Agreement, dated as of June 25, 2021, by and between the Company, Akumin Corp. (the “Issuer”) and the Purchaser (the “Purchase Agreement”).

Recitals

WHEREAS, pursuant to, and subject to the terms and conditions of, the Purchase Agreement, the Issuer has agreed to issue Series A notes in the aggregate principal amount of at least US$200,000,000 and up to US$700,000,000 (less any amounts subscribed for in common shares of the Company) (the “Notes”) and the Company has agreed to issue common shares and warrants to purchase common shares of the Company, in each case, to the Purchaser;

WHEREAS, on Closing of the transactions evidenced by the Purchase Agreement, the Purchaser shall acquire Notes in the principal amount to be determined in accordance with the terms of the Purchase Agreement (the “Initial Principal Amount”);

WHEREAS, to induce the Parties to enter into the transactions evidenced by the Purchase Agreement, each of the Parties is required to deliver this Agreement, duly executed by each of the Parties, contemporaneously with the Closing of the transactions contemplated by the Purchase Agreement;

WHEREAS, the Purchaser’s investment in the Company pursuant to the Purchase Agreement is expected to benefit the Company;

WHEREAS, the Purchaser will receive valuable consideration as a result of the investment in the Company pursuant to the Purchase Agreement;

WHEREAS, to induce the parties to enter into the transactions contemplated, the Company desires to provide the Purchaser with certain observation and designation rights in respect of the board of directors of the Company (the “Board”);

WHEREAS, the Board has determined it to be in the best interests of the Company to provide the Purchaser with observation and designation rights in respect of the Board pursuant to the terms of this Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the Parties hereto, the Parties hereby agree as follows:

Agreement

Section 1. Board Observer and Purchaser Designated Director.

(a) Upon the terms and subject to the conditions of this Agreement, beginning on the date of this Agreement and ending on the date that the Purchaser and its Affiliates (collectively, the “Purchaser Group Members”) no longer own Notes in a principal amount equal to at least $100,000,000 (the “Board Rights Termination Date” and, the period between the date hereof and the Board Rights Termination Date, the “Board Rights Period”), the Purchaser shall have the following rights: (i) effective immediately upon approval by the Majority Disinterested Shareholders of the expansion of the size of the Board at the Special Meeting, to designate one person to be appointed to a newly-created vacancy, (ii) to designate one person to be nominated and recommended by the Board for election to the Board (A) in any management information circular or proxy statement prepared by management in connection with soliciting proxies for a meeting of the shareholders of the Company called with respect to the election of directors, and any adjournment or postponement thereof, or (B) in any action or approval by written resolution of the shareholders of the Company or the Board with respect to the election of members of the Board (any member of the Board designated in accordance with clause (i) or (ii), including any successor, the “Purchaser Designated Director”) and (iii) at any time prior to the Board Rights Termination Date when a Purchaser Designated Director is not, for any reason, serving on (or eligible to serve on) the Board, to designate one person to be appointed as a board observer (the “Board Observer”), provided, that any Purchaser Designated Director and Board Observer shall meet the requirements specified herein.

(b) Any Purchaser Designated Director shall (i) be qualified to serve as a director under the Company’s articles and by-laws and under the Business Corporations Act (Ontario); (ii) comply with all policies, procedures, processes, codes, rules, standards and guidelines of the Company, including the Company’s director qualification standards in the Company’s Corporate Governance Guidelines and Corporate Code of Conduct, each as generally applicable to Board members as in effect from time to time; and (iii) not be prohibited from serving as a director pursuant to any rule or regulation of the Commission, the Canadian Securities Commissions or any National Securities Exchange on which the common shares of the Company are then listed or admitted to trading.

(c) Prior to the Governance Committee of the Company and the Board considering whether the Purchaser Designated Director meets the foregoing requirements: (i) the Purchaser agrees to cause each Purchaser Designated Director to complete a customary form of director and officer questionnaire and furnish any additional information as the Company may reasonably require of Board members generally and such other information as the Company may reasonably request in connection with the preparation of its filings under applicable law, including the Exchange Act; and (ii) the Company shall complete or have completed promptly a customary background check with respect to the Purchaser Designated Director; provided, that such procedures do not unreasonably delay the effectiveness of such nomination. If the Governance Committee or the Board determines in good faith, that the Purchaser Designated Director does not meet the requirements specified herein, the Company shall promptly notify the Purchaser of the occurrence of such event and permit the Purchaser to provide an alternate Purchaser Designated Director sufficiently in advance of the applicable election of directors of the Company.

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(d) The Purchaser shall exercise these rights to designate a Purchaser Designated Director or a Board Observer, from time to time, by providing written notice to the Company.

(e) If the Purchaser designates a Purchaser Designated Director and such Purchaser Designated Director is thereafter appointed or elected to the Board, then the right of the Purchaser to appoint a Board Observer shall automatically terminate for so long as the Purchaser Designated Director is serving as a member of the Board. If the Purchaser has designated a person as a Board Observer and thereafter designates a different person as a Purchaser Designated Director who becomes a member of the Board, then such person designated as a Board Observer shall cease to serve as a Board Observer.

Section 2. Board Observation Rights.

(a) Subject to such Board Observer previously delivering to the Company a confidentiality agreement in form of Annex A in accordance with Section 4(a), any Board Observer designated by the Purchaser hereunder shall have the right to attend and participate in all meetings (including telephonic meetings) of the full Board and any committee thereof (each, a “Committee”) during the Board Rights Period. The Board Observer shall not constitute a member of the Board and shall not be entitled to vote on, or consent to, any matters presented to the Board.

(b) Provided such Board Observer is not excluded from a meeting or materials in accordance with Section 2(c), the Company shall (i) give the Board Observer notice of any applicable meeting or action taken by written consent at the same time and in the same manner as notice is given to the members of the Board and the members of any applicable Committee, (ii) provide the Board Observer with access to all materials and other information (including access to minutes of meetings or written consents of the full Board and any Committee) given to the members of the Board or members of any Committee, including in connection with such meetings or actions taken by written consent at the same time and in the same manner such materials and information are furnished to such members of the Board or Committee, as applicable, and (iii) provide the Board Observer with all rights to attend and participate (whether in person or by telephone or other means of electronic communication as solely determined by the Board Observer) in any such meetings as a member of the Board and any Committee.

(c) Notwithstanding any rights to be granted or provided to the Board Observer hereunder, the Company reserves the right to exclude the Board Observer from access to any material or meeting or portion thereof if the Board reasonably determines, in good faith, that such access would prevent the members of the Board from engaging in attorney-client or solicitor-client privileged communication; provided, however, that such exclusion shall be limited to the portion of the material or meeting that is the basis for such exclusion and shall not extend to any portion of the material or meeting that does not involve or pertain to such exclusion. Notwithstanding any rights to be granted or provided to the Board Observer hereunder, the Board Observer must notify the Board of any conflicts of interest between the Board Observer or its affiliates and the Company, and if such conflict of interest is to be

3

discussed at a meeting of the Board, the Board reserves the right, in its discretion, to exclude the Board Observer from access to any material or attendance at any meeting or portion thereof and the Board Observer shall recuse himself or herself from any discussions regarding the conflict of interest. Notwithstanding any rights to be granted or provided to the Board Observer hereunder, the Company reserves the right to exclude the Board Observer from attending or participating in any in camera session or other meeting (or part of a meeting) of the Board or any Committee where only independent members of the Board may attend.

(d) From and after the Board Rights Termination Date, the rights of the Purchaser to appoint a Purchaser Designated Director or Board Observer in Section 1(a) and the rights of any then-serving Board Observer in Sections 2(a) and Section 2(b) shall cease.

(e) Notwithstanding anything to the contrary in this Agreement, any Board Observer in its capacity as a Board Observer shall have (i) no fiduciary duty to the Company or its shareholders and (ii) except as described in this Section 2, no obligations to the Company or its shareholders under this Agreement, except as to confidentiality in accordance with Section 4(a) and the confidentiality agreement to be entered into by the Board Observer in the form of Annex A.

Section 3. Board Designation Rights.

(a) The Company shall, in connection with any designation of a person to serve as a Purchaser Designated Director during the Board Rights Period, as promptly as practicable, take all necessary or advisable actions to allow the Purchaser Designated Director to serve as a member of the Board, including, to the extent applicable, (i) including the Purchaser Designated Director in the Board’s slate of nominees to the shareholders of the Company for each election of directors, (ii) including the Purchaser Designated Director in any management information circular or proxy statement prepared by management of the Company in connection with soliciting proxies for every meeting of the shareholders of the Company called with respect to the election of directors, and at every adjournment or postponement thereof, (iii) including the Purchaser Designated Director on every action or approval by written resolution of the shareholders of the Company or the Board with respect to the election of members of the Board and (iv) not nominating any candidate for the slate of nominees for each election of director in opposition to the election of the Purchaser Designated Director.

(b) A Purchaser Designated Director may be removed or replaced by the Purchaser at any time, but not by any other Party. During the Board Rights Period, any vacancy occurring by reason of the death, disability, resignation, removal or other cessation of a person serving as a Purchaser Designated Director shall be filled by any Purchaser Designated Director designated by the Purchaser (subject to such designee meeting the standards set forth in Section 1(b)).

(c) The Purchaser agrees, upon the Company’s request, to timely provide the Company with accurate and complete information relating to a Purchaser Designated Director as may be required to be disclosed by the Company under the Securities Act of 1933, the Securities Exchange Act of 1934 and the Canadian Securities Laws.

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(d) At all times while either a Purchaser Designated Director is serving as a member of the Board or a Board Observer is serving in such capacity in accordance with Section 2, such Board Observer and all of the Purchaser Group Members (as applicable) may engage in, possess an interest in, or trade in the securities of, other business ventures of any nature or description, independently or with others, similar or dissimilar to the business of the Company, and the Company, the Board and their Affiliates shall have no rights by virtue of this Agreement in and to such independent ventures or the income or profits derived therefrom, and the pursuit of any such venture, even if competitive with the business of the Company, shall not be deemed wrongful or improper; provided, however, that this Section 3(e) is subject to the conflicts of interest provisions of Section 2(c) and all applicable laws, including such restrictions prescribed by applicable securities laws in respect of insider trading and tipping in the event such Purchaser Designated Director or Board Observer becomes aware of any material non-public information during the course of its appointment. None of the Board Observer, the Purchaser or their respective Affiliates shall be obligated to present any investment opportunity to the Company even if such opportunity is of a character that the Company or any of their respective subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each of the Board Observer, the Purchaser and their respective Affiliates shall have the right to take for such person’s own account (individually or as a partner or fiduciary) or to recommend to others any such investment opportunity. Notwithstanding the foregoing, the Board Observer shall be subject to, and comply with, the requirement to maintain confidential information pursuant to this Agreement.

(e) The Company shall provide and maintain insurance (“D&O Insurance”), on behalf of a Purchaser Designated Director, against any liability that may be asserted against, or expense that may be incurred by, such Purchaser Designated Director in connection with the Company’s activities or such Purchaser Designated Director’s activities on behalf of the Company, on the same terms and in the same manner that such D&O Insurance is provided and maintained for the other members of the Board.

(f) Promptly upon the designation of a Purchaser Designated Director, the Company shall enter into and maintain an indemnification agreement with such Purchaser Designated Director so as to indemnify such person and provide for the advancement of expenses therefor on the same terms and in the same manner as provided in the most recent such agreement that was entered into and maintained by the Company with a member of the Board.

(g) The Company shall reimburse the Purchaser Designated Director or Board Observer, as applicable, for all reasonable and documented out-of-pocket expenses incurred in connection with the attendance at meetings of the Board and any Committees thereof, including travel, lodging and meal expenses, subject to any policy limitations generally applicable to Board members as in effect from time to time.

Section 4. Miscellaneous.

(a) Confidentiality. Each Board Observer and Purchaser Designated Director shall agree to maintain the confidentiality of all non-public information and proceedings of the Board and any Committee and to enter into, comply with, and be bound by, in all respects, the terms and conditions of a confidentiality agreement, substantially in the form attached hereto as Annex

5

A (the “Confidentiality Agreement”); provided, however, that, upon request from a Purchaser Group Member, a Board Observer or Purchaser Designated Director shall provide, on a confidential basis, such non-public information to such Purchaser Group Member; provided that such Purchaser Group Member has agreed to comply with and be bound by, in all respects, the Confidentiality Agreement. For the avoidance of doubt, the recipient of such confidential information from a Board Observer or Purchaser Designated Director may further provide such information to (i) any other Purchaser Group Member and (ii) any legal counsel, accountant or financial advisor that has been engaged by and has obligations of confidentiality to such recipient, or agrees to be bound by the provisions of the Confidentiality Agreement, to discuss such matters or information. The Purchaser agrees to indemnify the Company from any and all costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever arising from the breach by a Board Observer or Purchaser Designated Director (or any recipient of such confidential information from a Board Observer or Purchaser Designated Director in accordance with this Section 4(a)) of the confidentiality obligations under the Confidentiality Agreement or this Section 4(a).

(b) Entire Agreement. This Agreement is intended by the Parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings other than those set forth or referred to herein with respect to the rights granted by the Company or any of its Affiliates or the Purchaser Group Members set forth herein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to the subject matter hereof.

(c) Notices. All notices and demands provided for in this Agreement shall be in writing and shall be given as provided in the Purchase Agreement.

(d) Interpretation. Article, Section and Annex references in this Agreement are references to the corresponding Article, Section or Annex to this Agreement, unless otherwise specified. All Annexes to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. All references to instruments, documents, Contracts and agreements are references to such instruments, documents, Contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. All references to statutes are references to such statutes as the same may be amended, supplemented and otherwise modified from time to time, any successor statutes thereto, and any implementing rules or regulations promulgated thereunder or in connection therewith. The word “including” shall mean “including but not limited to” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. Whenever the Company has an obligation under the Transaction Documents, the expense of complying with that obligation shall be an expense of the Company unless otherwise specified. Any reference in this Agreement to “$” shall mean U.S. dollars. Whenever any determination, consent or approval is to be made or given by the Purchaser, such action shall be in the Purchaser’s sole discretion, unless otherwise specified in this Agreement. If any provision in this Agreement is held to be illegal, invalid, not binding or unenforceable, (a) such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions shall remain in full force and

6

effect, and (b) the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. Any words imparting the singular number only shall include the plural and vice versa. The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. The word “or” shall be disjunctive but not exclusive.

(e) Governing Law; Submission to Jurisdiction. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), will be construed in accordance with and governed by the Laws of the State of New York without regard to principles of conflicts of Laws. Any action against any Party relating to the foregoing shall be brought in any federal or state court of competent jurisdiction located within the State of New York, and the Parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any such action. Each of the Parties hereby irrevocably waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(f) Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, AND AGREES TO CAUSE ITS AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

7

(g) No Waiver; Modifications in Writing.

(i) Delay. No failure or delay on the part of any Party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a Party at law or in equity or otherwise.

(ii) Specific Waiver. Except as otherwise provided herein, no amendment, waiver, consent, modification or termination of any provision of this Agreement shall be effective unless signed by each of the parties thereto affected by such amendment, waiver, consent, modification or termination. Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement and any consent to any departure by the Company from the terms of any provision of this Agreement shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances. Any investigation by or on behalf of any Party shall not be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.

(h) Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different Parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute one and the same agreement.

(i) Binding Effect; Assignment. This Agreement will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but will not be assignable or delegable by any Party hereto without the prior written consent of each of the other Parties.

(j) Independent Counsel. Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto will be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against the Party that drafted it is of no application and is hereby expressly waived.

(k) Specific Enforcement. Each of the Parties acknowledges and agrees that monetary damages would not adequately compensate an injured Party for the breach of this Agreement by any Party, that this Agreement shall be specifically enforceable and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order without a requirement of posting bond. Further, each Party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

8

(l) Further Assurances. Each of the Parties hereto shall, from time to time and without further consideration, execute such further instruments and take such other actions as any other Party hereto shall reasonably request in order to fulfill its obligations under this Agreement to effectuate the purposes of this Agreement.

[Signature Page Follows]

9

IN WITNESS WHEREOF, the Parties hereto execute this Agreement, effective as of the date first above written.

AKUMIN INC.

By:

Name:
Title:

PURCHASER:

By:

Name:
Title:

Signature Page to Board Representation and Observation Rights Agreement

ANNEX A

FORM OF CONFIDENTIALITY AGREEMENT

                                 , 20

Akumin Inc.

8300 W Sunrise Blvd.

Plantation FL 33322

United States

Attn: [•]

Dear Ladies and Gentlemen:

Pursuant to Section 4(a) of that certain Board Representation and Observation Rights Agreement (the “Board Rights Agreement”), dated as of [•], 2021, by and between Akumin Inc., a corporation incorporated under the Business Corporations Act (Ontario) (the “Company”), and Stonepeak Magnet Holdings LP, a Delaware limited partnership (the “Purchaser”), the Purchaser has exercised its right to appoint the undersigned as [an observer (the “Board Observer”)/its representative (the “Purchaser Designated Director”)] to the board of directors of the Company (the “Board”), although the individual serving as the [Board Observer/Purchaser Designated Director] may be changed from time to pursuant to the terms of the Board Rights Agreement and upon such other individual signing a confidentiality agreement in substantially the form hereof. The [Board Observer/Purchaser Designated Director] acknowledges that at the meetings of the Board and at other times the [Board Observer/Purchaser Designated Director] may be provided with and otherwise have access to non-public information concerning the Company and their Affiliates. Capitalized terms used but not otherwise defined herein, shall have the respective meanings ascribed therefor in the Board Rights Agreement. In consideration for and as a condition to the Company furnishing access to such information, the [Board Observer/Purchaser Designated Director] hereby agrees to the terms and conditions set forth in this letter agreement (the “Agreement”):

1. As used in this Agreement, subject to Paragraph 3 below, “Confidential Information” means any and all non-public financial or other non-public information concerning the Company and its Affiliates that may hereafter be disclosed to the [Board Observer/Purchaser Designated Director] by the Company, its Affiliates or by any of their directors, officers, employees, agents, consultants, advisors or other representatives (including financial advisors, accountants or legal counsel) of the Company (the “Representatives”), including all notices, minutes, consents, materials, ideas or other information (to the extent constituting information concerning the Company and its Affiliates that is non-public financial or other non-public information) provided to the [Board Observer/Purchaser Designated Director].

2. Except to the extent permitted by this Paragraph 2 or by Paragraph 3 or 4, the [Board Observer/Purchaser Designated Director] shall keep such Confidential Information strictly confidential, and the [Board Observer/Purchaser Designated Director] shall not use any Confidential Information made available to the [Board Observer/Purchaser Designated Director]

Annex A-1

in his or her capacity as a member of the Board for any purpose other than management of the business and operations of the Company, or gathering information on behalf of his or her Affiliates in his or her observer capacity; provided, that the [Board Observer/Purchaser Designated Director] may, upon request from a Purchaser Group Member, share Confidential Information with such Purchaser Group Member so long as such individuals or entities agree to comply with, and be bound by, in all respects, the terms of this Agreement. For the avoidance of doubt, the recipient of such Confidential Information from the [Board Observer/Purchaser Designated Director] may further provide such Confidential Information to (i) any other Purchaser Group Member and (ii) any legal counsel, accountant or financial advisor that has been engaged by and has obligations of confidentiality to such recipient, or agrees to be bound by the provisions of this Agreement, to discuss such matters or Confidential Information. The [Board Observer/Purchaser Designated Director] may not record the proceedings of any meeting of the Board by means of an electronic recording device.

3. The term “Confidential Information” does not include information that (i) is or becomes generally available to the public other than (a) as a result of a disclosure by the [Board Observer/Purchaser Designated Director] in violation of this Agreement or (b) in violation of a confidentiality obligation to the Company known to the [Board Observer/Purchaser Designated Director], (ii) is or becomes available to the [Board Observer/Purchaser Designated Director] on a non-confidential basis from a source not known to have an obligation of confidentiality to the Company, (iii) was already known to the [Board Observer/Purchaser Designated Director] at the time such Confidential Information was disclosed to the [Board Observer/Purchaser Designated Director], provided the [Board Observer/Purchaser Designated Director] did not become aware of such Confidential Information in violation of a confidentiality obligation to the Company known to the [Board Observer/Purchaser Designated Director] at the time of disclosure, or (iv) is independently developed by the [Board Observer/Purchaser Designated Director] without reference to any Confidential Information disclosed to the [Board Observer/Purchaser Designated Director].

4. In the event that the [Board Observer/Purchaser Designated Director] is legally required or compelled to disclose the Confidential Information, the [Board Observer/Purchaser Designated Director] shall use reasonable efforts, to the extent permitted and practicable, to provide the Company with prompt prior written notice of such requirement so that the Company may seek, at such entities sole expense and cost, an appropriate protective order. If in the absence of a protective order, the [Board Observer/Purchaser Designated Director] is nonetheless legally required or compelled to disclose Confidential Information, the [Board Observer/Purchaser Designated Director] may disclose only the portion of the Confidential Information or other information that it is so legally required or compelled to disclose.

5. The [Board Observer/Purchaser Designated Director] acknowledges that the Company is a public company whose common shares trade on the Toronto Stock Exchange and NASDAQ and that, under applicable securities laws, any person that may come into possession of any material information in respect of the Company or its subsidiaries, including the [Board Observer/Purchaser Designated Director], may be prohibited from buying, selling or otherwise trading in securities, or tipping, while in possession of any such information that has not been publicly disclosed.

Annex A-2

6. All Confidential Information disclosed by the Company or its Representatives to the [Board Observer/Purchaser Designated Director] is and will remain the property of the Company, so long as such information remains Confidential Information.

7. It is understood and acknowledged that neither the Company nor any Representative makes any representation or warranty as to the accuracy or completeness of the Confidential Information or any component thereof.

8. It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this Agreement by the [Board Observer/Purchaser Designated Director] and that the Company shall be entitled to seek specific performance or any other appropriate form of equitable relief as a remedy for any such breach in addition to the remedies available to the Company at law.

9. This Agreement is personal to the [Board Observer/Purchaser Designated Director], is not assignable by the [Board Observer/Purchaser Designated Director] and may be modified or waived only in writing. This Agreement is binding upon the parties hereto and their respective successors and assigns and inures to the benefit of the parties hereto and their respective successors and assigns.

10. If any provision of this Agreement is not enforceable in whole or in part, the remaining provisions of this Agreement will not be affected thereby. No failure or delay in exercising any right, power or privilege hereunder operates as a waiver thereof, nor does any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

11. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION (WHETHER OF THE STATE OF NEW YORK OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.

12. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement, and all of which, when taken together, will constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission constitutes effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement. Signatures of the parties transmitted by facsimile or electronic transmission will be deemed to be their original signatures for any purpose whatsoever.

[SIGNATURE PAGE FOLLOWS]

Annex A-3

Very truly yours,

[ ]

Agreed to and Accepted, effective as of the day of , 20 :

[NAME OF BOARD OBSERVER/PURCHASER DESIGNATED DIRECTOR]

Annex A-4

Exhibit F

FORM OF VOTING SUPPORT AGREEMENT

EXHIBIT E-1

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (the “Agreement”) is dated as of June , 2021 by and among the Person executing this Agreement (the “Shareholder”), AKUMIN INC., a corporation existing under the laws of the Province of Ontario (the “Corporation”) and STONEPEAK MAGNET HOLDINGS LP, a Delaware limited partnership (the “Investor,” and, together with the Shareholder and the Corporation, the “Parties”, and each, a “Party”).

WHEREAS:

(a)

the Corporation, through its wholly-owned subsidiary, Akumin Corp., has agreed to acquire all of the issued and outstanding common stock of Thaihot Investment Company US Limited (“Holdings”) from Thaihot Investment Co., LTD (the “Seller”) for a purchase price of US$820,000,000, which includes the issuance to the Seller of 19.99% of the issued and outstanding common shares of Akumin (the “Common Shares”) as of the day prior to the announcement of the Transaction (the “Announcement Date”), at a price equal to the 5-day VWAP of the price of the Common Shares on the Announcement Date (the “Issue Price”), subject to the terms and conditions set forth in a share purchase agreement (the “Share Purchase Agreement”) to be entered into on or about June 23, 2021 among Akumin Corp., Alliance HealthCare Services Inc. (“Alliance”), Holdings and Seller (collectively, the “Transaction”);

(b)	in connection with the Transaction, the Corporation:

(i)

is pursuing certain financing arrangements (the “Financing”) with the Investor, which financing arrangements will involve: (A) the subscription by the Investor on closing of the Transaction (“Closing”) of a minimum of US$200,000,000 and a maximum of US$700,000,000 (less the value of the Financing Common Shares (as defined below)) principal amount of unsecured notes of Akumin Corp. (the “Financing Notes”); (B) the issuance by the Corporation to the Seller of 3,500,000 Common Shares (the “Financing Common Shares”) at the Issue Price, such Financing Common Shares representing less than 5% of the issued and outstanding Common Shares on the Announcement Date; and (C) such number of warrants to purchase Common Shares (the “Financing Warrants”) equal to 15% of the sum of the principal amount of the Financing Notes subscribed for by the Investor on the Closing, divided by the Issue Price, such Financing Warrants having an exercise price equal to the Issue Price and an expiry term of ten years from the date of issuance; and

(ii)

wishes to appoint, at a duly constituted special meeting of the shareholders of the Corporation, four additional nominees to its board of directors (the “Board”), such nominees consisting of: (A) a single representative of the Seller; (B) a single representative of the Investor; (C) one executive director from Alliance; and (D) one of Alliance’s independent directors (collectively, the “Director Nominees”);

(c)

as of the date hereof, the Shareholder is the beneficial owner, directly or indirectly, of, or has the ability to direct or control, the Subject Shares (as defined below) listed in Schedule “A” hereto and, by executing and delivering this Agreement, acknowledges that it will benefit from the Transaction and the Financing and that it is entering into this Agreement as a condition to and in order to induce the Investor to enter into and consummate the Financing; and

(d)

this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares and the other restrictions and covenants set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Share Purchase Agreement. In this Agreement, including the recitals:

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another Person sufficient to elect a majority of the board of directors (or the equivalent) of such Person;

“Expiry Time” has the meaning ascribed thereto in Section 2.1(a);

“Governmental Authority” means any federal, state, local, foreign or other governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body;

“Liens” means liens, security interests, charges or encumbrances; and

“Subject Shares” means the Common Shares listed in Schedule “A” hereto, together with any shares in the capital of the Corporation or any options, warrants, convertible notes or other rights to acquire (by purchase, conversion or otherwise) any other securities of the Corporation acquired, directly or indirectly, by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Shares may be converted into, exchanged for or otherwise changed into and any Common Shares in respect of which voting is or may become subsequent to the date hereof, directly or indirectly, controlled or directed, by the Shareholder or any of its affiliates.

ARTICLE 2

VOTING SUPPORT

2.1	Covenants of the Shareholder

(a)	The Shareholder hereby covenants that, from and including the date of this Agreement until the termination of this Agreement in accordance with Section 3.1 (the “Expiry Time”):

(i)

the Shareholder will, and the Shareholder will ensure that any permitted transferee of the Subject Shares in accordance with Section 2.1(c) and Section 4.7 will, cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all the Subject Shares listed opposite its name on Schedule “A” hereto:

(I)	at any meeting of any of the securityholders of the Corporation at which the Shareholder or any such permitted transferee of Subject Shares is entitled to vote; and

(II)

in any action by written consent of the securityholders of the Corporation, in favour of any matter which is proposed for shareholder approval relating to the appointment of the Director Nominees (collectively, the “Shareholder Approval Matters”) and against any other matter which is intended to, or would be reasonably likely to have the effect of, impeding, interfering with, delaying, postponing, discouraging or adversely affecting the approval of the Shareholder Approval Matters (other than any proposal for shareholder approval of any adjournment or postponement of any meeting of any of the securityholders of the Corporation because the Corporation has determined that there is insufficient support at such meeting to approve the Shareholder Approval Matters.

(ii)

the Shareholder will not, and the Shareholder will ensure that no permitted transferee of the Subject Shares in accordance with Section 2.1(c) and Section 4.7 will, with respect to the Shareholder Approval Matters:

(I)

grant or agree to grant any proxies or powers of attorney, deliver any voting instruction form, deposit any Subject Shares into a voting trust or pooling agreement, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any Subject Shares;

(II)	requisition or join in the requisition of any meeting of any of the securityholders of the Company for the purpose of considering any resolution in opposition to the Shareholder Approval Matters;

(III)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Board in any manner opposed to the Shareholder Approval Matters;

(IV)

act jointly or in concert with others with respect to voting securities of the Corporation for the purpose of opposing or competing with any recommendation to approve the Shareholder Approval Matters; or

(V)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(b)

Except as required by law or applicable stock exchange requirements, the Shareholder will not, and will ensure that its affiliates do not, make any public announcement or statements with respect to the matters contemplated herein without the prior written approval of the Corporation and the Investor.

(c)

Nothing in this Agreement shall affect the ability of the Shareholder to dispose of, transfer or sell any of the Subject Shares to a third party, including by entering into any Contract, option or other arrangement or undertaking with respect to the direct or indirect disposition, transfer or sale of any Subject Shares; provided, however, that any such third party transferee, assignee, pledgee or other recipient of rights in the Subject Shares agrees, in writing, to be bound by this Agreement as the Shareholder. Any such disposition, transfer, or sale in contravention of this Section 2.1(c) shall be void ab initio and of no force or effect.

ARTICLE 3

TERMINATION

3.1	Termination

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Parties to terminate this Agreement;

(b)	the date, if any, that the Share Purchase Agreement is terminated in accordance with its terms; and

(c)	the valid approval of the Shareholder Approval Matters by the requisite shareholders of the Corporation at a meeting of the shareholders of the Corporation or pursuant to a written consent.

3.2	Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 3.1, no Party will have any further liability to perform its obligations under this Agreement except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 3.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

ARTICLE 4

MISCELLANEOUS

4.1	Representations and Warranties of the Shareholder

(a)

To the extent that the Shareholder is not a natural person, the Shareholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. The Shareholder has the requisite corporate or other power and authority to own, operate and lease its properties and to carry on its business. The Shareholder is duly qualified or licensed to do business, and is in good standing, in jurisdictions that recognize the concept, as a foreign entity in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to result in material liability to the Investor or the Company, taken as a whole.

(b)

The Shareholder has full power and authority to enter into, execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance by the Shareholder of this Agreement has been duly and validly approved and authorized by all necessary action on the part of the Shareholder, and no other action on the part of the Shareholder is required in connection therewith.

(c)

This Agreement has been duly executed and delivered by the Shareholder. Assuming the due authorization, execution and delivery by the Investor and by the Company, this Agreement is a valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

(d)

No consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority, or any other Person (governmental or otherwise), is necessary or required to be made or obtained by the Shareholder to enable the Shareholder to execute and deliver, enter into, and perform its obligations under this Agreement.

(e)

The execution and delivery by the Shareholder of this Agreement does not conflict with or violate or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit or results in the creation of any Lien under (i) any law applicable to the Shareholder or any of the Shareholder’s assets or properties or (ii) any Contract to which the Shareholder is a party or by which the Shareholder or any of its affiliates or assets is or may be bound or affected.

(f)

As of the date of this Agreement: (a) the Shareholder has good and valid title to and holds of record (free and clear of any Lien) the Subject Shares (or has the power to direct or control the Subject Shares), and (b) the Shareholder does not own or have the power to vote or otherwise have the power to direct or control any other securities of the Company, or any option, warrant, convertible note or other right to acquire (by purchase, conversion or otherwise) any other securities of the Company, other than the Subject Shares.

4.2	Confidentiality

Except as required by law or as otherwise provided in this Agreement (unless the law permits non- disclosure of information for confidentiality or other purposes and if such non-disclosure is not permitted, a receiving Party seeking to disclose such information shall notify the other Parties and shall seek confidential treatment of such information), the Parties will, and will cause their affiliates to, receive and maintain all information received from any other party strictly in confidence and will not, and will cause their affiliates not to, disclose to any Person or make public or authorize the disclosure of any such information and will not, and will cause their affiliates not to, use such information for any purpose except for the purposes contemplated by this Agreement, unless: (a) the specific information is now or hereafter publicly disclosed other than as a result of breach of this provision; (b) the specific information was already in the possession of the receiving Party prior to the receipt by it of such information from any other Party; (iii) the specific information is disclosed to the receiving Party by a third Person having no obligation of confidentiality to the disclosing Party with regard to the information; or (iv) the specific information is independently generated by the receiving Party without the use and not as a consequence of the disclosure by the other Party. If this Agreement is terminated, the Shareholder, on the one hand, and each of the Company and the Investor, on the other hand, must immediately return all confidential information that was furnished to it to the other, without retaining any copy thereof.

4.3	Waiver; Amendment

Each Party hereto agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by all of the Parties. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.4	Entire Agreement

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.5	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the Party to be notified; (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day; (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address maintained by the Corporation (or, in the case of the Shareholder, as set out in Schedule “A”), or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 4.4.

4.6	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.7	Successors and Assigns

The provisions of this Agreement will be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other Parties hereto.

4.8	Governing Law; Consent to Jurisdiction; Waiver of Jury Trial

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party hereby irrevocably submits in any suit, action or proceeding arising out of or related to this Agreement or any of the transactions contemplated hereby to the exclusive jurisdiction of the Ontario courts located within the City of Toronto, and the appropriate appellate courts thereof, and waives any and all objections to jurisdiction that they may have under the laws of the Province of Ontario. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

4.9	Further Assurances

The Parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as any other Party may reasonably request to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments reasonably requested by any other Party to effect the purpose of this Agreement and carry out its provisions.

4.10	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

4.11	Third Party Beneficiaries

Except as expressly set forth in this Agreement, nothing in this Agreement, express or implied, is intended or shall be construed to give any Person other than the Parties and their respective heirs, executors, administrators, successors or permitted assigns any legal or equitable right, remedy or claim under or in respect of any agreement or any provision contained herein.

4.12	Specific Performance

The Parties agree that the Investor would suffer irreparable damage in the event that the Shareholder breaches or threatens to breach this Agreement, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that the Investor shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the Shareholder or the Company, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Shareholder or the Company under this Agreement. The Shareholder and the Company hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by the Shareholder or the Company, as applicable. The Shareholder and the Company hereby waive (a) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate, and (b) any requirement to post a bond or other security as a prerequisite to obtaining equitable relief.

4.13	Opportunity to Consult with Independent Counsel; No Coercion; Non-Reliance

EACH PARTY ACKNOWLEDGES THAT IT HAS BEEN GIVEN SUFFICIENT TIME TO CONSIDER THIS AGREEMENT AND TO SEEK INDEPENDENT LEGAL OR OTHER ADVICE AS IT DEEMS APPROPRIATE. EACH PARTY ACKNOWLEDGES THAT IT HAS FULLY READ, KNOWS AND UNDERSTANDS THIS AGREEMENT AND IS EXECUTING THIS AGREEMENT VOLUNTARILY OF ITS OWN FREE WILL. THE SHAREHOLDER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY INDUCEMENTS, PROMISES, OR REPRESENTATIONS MADE BY ANYONE EXCEPT AS EXPRESSLY SET FORTH HEREIN. EACH PARTY IS ENTERING INTO THIS AGREEMENT WITHOUT ANY THREATS, COERCION OR DURESS, WHETHER ECONOMIC OR OTHERWISE, HAVING BEEN MADE TO SUCH PARTY , AND EACH PARTY INTENDS TO BE BOUND BY THE TERMS OF THIS AGREEMENT.

4.14	Interpretation

When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Agreement.

SHAREHOLDER:	Accepted and agreed to with effect from the day of June, 2021.

(Corporate signatory)

By:
Name:
Title:
OR
(Individual signatory)

Witness	Name:

CORPORATION:	AKUMIN INC.

By:
Name:
Title:

INVESTOR:	STONEPEAK MAGNET HOLDINGS LP by Stonepeak Associates IV LLC, its general partner

By:
Name:
Title:

SCHEDULE “A”

SUBJECT SHARES

Name of Shareholder	Number and Class of Subject Shares

Address for Notice:

Name:
Address:

E-mail:

Exhibit G

FORM OF TSX CONDITIONAL APPROVAL

[Redacted—confidential information]

Exhibit E-1